
11006777

Think Extreme Value!

Think BIG LOTS!

Big Lots, Inc. 2010 Annual Report

Financial Highlights (Unaudited Adjusted Results)

($ in thousands, except per share amounts and sales per selling square foot)	2010	Fiscal Year 2009	2008
Earnings Data			
Net sales	$ 4,952,244	$ 4,726,772	$ 4,645,283
Net sales increase (decrease)	4.8%	1.8%	(0.2)%
Income from continuing operations *(a)*	$ 222,547	$ 195,627	$ 154,798
Income from continuing operations increase *(a)*	13.8%	26.4%	6.7%
Earnings from continuing operations per share - diluted *(a)*	$ 2.83	$ 2.37	$ 1.89
Earnings from continuing operations per share - diluted increase *(a)*	19.4%	25.4%	34.0%
Average diluted common shares outstanding (000's)	78,581	82,681	82,076
Gross margin - % of net sales	40.6%	40.6%	40.0%
Selling and administrative expenses - % of net sales *(a)*	31.8%	32.3%	32.8%
Depreciation expense - % of net sales	1.6%	1.6%	1.7%
Operating profit - % of net sales *(a)*	7.2%	6.7%	5.5%
Net interest expense - % of net sales	0.0%	0.0%	0.1%
Income from continuing operations - % of net sales *(a)*	4.5%	4.1%	3.3%
Balance Sheet Data and Financial Ratios			
Cash and cash equivalents	$ 177,539	$ 283,733	$ 34,773
Inventories	762,146	731,337	736,616
Property and equipment - net	524,906	491,256	490,041
Total assets	1,619,599	1,669,493	1,432,458
Borrowings under bank credit facility	-	-	61,700
Shareholders' equity	946,793	1,001,412	774,845
Working capital *(b)*	$ 509,788	$ 580,446	$ 355,776
Current ratio	1.9	2.1	1.7
Inventory turnover	3.6	3.7	3.6
Bank borrowings to total capitalization	0.0%	0.0%	7.4%
Return on assets - continuing operations *(a)*	13.5%	12.6%	10.8%
Return on shareholders' equity - continuing operations *(a)*	22.8%	22.0%	21.9%
Cash Flow Data			
Cash provided by operating activities *(c)*	$ 315,257	$ 392,026	$ 211,063
Cash used in investing activities *(d)*	(114,552)	(77,937)	(88,192)
Cash flow *(e)*	$ 200,705	$ 314,089	$ 122,871
Store Data			
Stores open at end of the fiscal year	1,398	1,361	1,339
Gross square footage (000's)	42,037	40,591	39,888
Selling square footage (000's)	30,210	29,176	28,674
Increase (decrease) in selling square footage	3.5%	1.8%	(0.8)%
Average selling square footage per store	21,609	21,437	21,415
Other Sales Data			
Comparable store sales growth	2.5%	0.7%	0.5%
Average sales per store	$ 3,556	$ 3,462	$ 3,416
Sales per selling square foot	$ 166	$ 162	$ 160



$3.00
$2.40
$1.80
$1.20
$0.60
$0.00
$1.89
$2.37
$2.83
2008
2009
2010

Earnings from continuing operations per share - diluted *(a)*



10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
5.5%
6.7%
7.2%
2008
2009
2010

Operating profit - % of net sales *(a)*



4.0
3.8
3.6
3.4
3.2
3.0
3.6
3.7
3.6
2008
2009
2010

Inventory turnover

(a) This item is shown excluding the impact of certain items for fiscal year 2009. A reconciliation of the difference between GAAP and the non-GAAP financial measures presented in this table for fiscal year 2009 is shown on the following page.
(b) Includes $61,700 in fiscal 2008 for current maturities of borrowings under bank credit facility because the credit facility was terminating in less than one year.
(c) Includes depreciation and amortization of $74,041, $71,501, and $73,787 for fiscal years 2010, 2009, and 2008, respectively.
(d) Includes capital expenditures of $107,563, $78,708, and $88,735, for fiscal years 2010, 2009, and 2008, respectively.
(e) Cash flow is calculated as cash provided by operating activities less cash used in investing activities.

Financial Highlights (Unaudited Adjusted Results)

The Unaudited Adjusted Results, which include financial measures that are not calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"), are presented in order to provide additional meaningful financial information for the period presented. The Unaudited Adjusted Results should not be construed as an alternative to the reported results determined in accordance with GAAP. Our definition of adjusted results may differ from similarly titled measures used by other companies. While it is not possible to predict future results, our management believes that the adjusted non-GAAP information is useful for the assessment of our ongoing operations. The Unaudited Adjusted Results should be read in conjunction with our Consolidated Financial Statements and the related Notes contained in our Form 10-K for fiscal year 2010.

The 2009 Unaudited Adjusted Results reflect lower selling and administrative expenses as a result of the adjustment for legal settlement agreement expense and lower operating profit as a result of the adjustment for gain on sale of real estate, both described and reconciled below ($ in thousands):

Gain on Sale of Real Estate

In fiscal 2009, we recognized $12,964 gain on sale of real estate ($8,163 net of tax) related to the sale of a company-owned and operated store in California which resulted in an increase of our operating profit.

Legal Settlement

In fiscal 2009, we recorded $4,000 expense ($2,420 net of tax) related to a legal settlement agreement which resulted in an increase of selling and administrative expenses.

Fiscal Year 2009

($ in thousands, except per share amounts)	Reported (GAAP)		Gain on Sale of Real Estate	Legal Settlement	Unaudited Adjusted Results (non-GAAP)	
Net sales	$ 4,726,772	100.0 %	$ -	$ -	$ 4,726,722	100.0 %
Cost of sales	2,807,466	59.4	-	-	2,807,466	59.4
Gross profit	1,919,306	40.6	-	-	1,919,306	40.6
Selling and administrative expenses	1,532,356	32.4	-	(4,000)	1,528,356	32.3
Depreciation expense	74,904	1.6	-	-	74,904	1.6
Gain on sale of real estate	(12,964)	(0.3)	12,964	-	-	-
Operating profit	325,010	6.9	(12,964)	4,000	316,046	6.7
Interest expense	(1,840)	(0.0)	-	-	(1,840)	(0.0)
Interest income	175	0.0	-	-	175	0.0
Income from continuing operations before income taxes	323,345	6.8	(12,964)	4,000	314,381	6.7
Income tax expense	121,975	2.6	(4,801)	1,580	118,754	2.5
Income from continuing operations	201,370	4.3	(8,163)	2,420	195,627	4.1
Loss from discontinued operations	(1,001)	(0.0)	-	-	(1,001)	(0.0)
Net income	$ 200,369	4.2 %	$ (8,163)	$ 2,420	$ 194,626	4.1 %
Earnings per common share - basic: (f)						
Continuing operations	$ 2.47		$ (0.10)	$ 0.03	$ 2.40	
Discontinued operations	(0.01)		-	-	(0.01)	
Net income	$ 2.45		$ (0.10)	$ 0.03	$ 2.38	
Earnings per common share - diluted: (f)						
Continuing operations	$ 2.44		$ (0.10)	$ 0.03	$ 2.37	
Discontinued operations	(0.01)		-	-	(0.01)	
Net income	$ 2.42		$ (0.10)	$ 0.03	$ 2.35	

(f) The earnings per share for continuing operations, discontinued operations and net income are separately calculated in accordance with Accounting Standards Codification 260; therefore, the sum of earnings per share for continuing operations and discontinued operations may differ, due to rounding, from the calculated earnings per share of net income.

Think Extreme Value!

Think BIG LOTS!

About Our Company: Headquartered in Columbus, Ohio, Big Lots (NYSE: BIG) is a Fortune 500 company with more than 1,400 stores in 48 states. For more than three decades, we've delighted our customers with a vibrant mix of exciting brands, unique products and closeout prices. Big Lots offers new merchandise every week at substantial savings over traditional discount retailers. Shoppers love our unexpected deals. We also carry attractive, affordable furniture, home furnishings, seasonal merchandise and hundreds of everyday items consumers want and need. Through excellent relationships with manufacturers, high-volume purchases and strict expense control, we pass tremendous savings on to our customers.

Creating value for shareholders, customers, and associates.

We focused on a few key initiatives as we grew our fleet of stores profitably.



BIG LOTS!



UNBELIEVABLE
$1.35
$9



$299.99
BIG LOTS

Dear Shareholders:

It's hard for me to believe that over five years have gone by since I first wrote to you in my role as Big Lots' Chief Executive Officer. In that first letter, I told you that I saw my job as rather straightforward. Essentially, it was about setting priorities so that you, our shareholders, would achieve the kind of return you expect from your investment. That statement was every bit as true this past year as it was back then.

Last year I said that in fiscal 2010, Big Lots would build upon the things that were working so well for us – namely, keeping our organization focused on a few key initiatives as we grew our fleet of stores profitably. I told you that Big Lots associates around the country were dedicated to delivering results and building the value of the company. I'm pleased to report that our organization delivered on those objectives and more, achieving our 4th consecutive year of record income and EPS from continuing operations. Specifically:

- We remain in a growth mode. We expanded our footprint with the opening of 80 new stores and now have operations in all of the 48 contiguous states. Our new store sales and profitability exceeded our plans for 2010, which validates to us that our growth strategy is working. In fact, new stores are likely the best investment we can be making right now for the future of the company.

- We aggressively expanded our new "A" store strategy as 33 of our 80 new store openings were A-type locations. This strategy enables us to open stores in the strongest retail trade areas or "power strips" in a given market ... retail trade areas with better demographics (population density or household income), stronger retail brands surrounding us driving traffic to the center, and often times a customer base that we are not currently serving with our traditional locations. We believe we are attracting a meaningful number of new customers to our "A" store format – customers who may not have a Big Lots store in their normal shopping pattern. I feel particularly good about our direction in real estate and the sales volume we're experiencing in our new locations.

- We grew sales productivity and gross margin dollars. Our discretionary merchandise categories performed very well ... categories like Furniture, Home, and Seasonal helped to further differentiate Big Lots from a crowded retail landscape. Interestingly enough, these categories are some of our higher ticket, or higher average item retail businesses, further reinforcing our motto that it is all about great quality and unmatched value. The customer responds to change and newness at great value – and in the retail business, if you are not continually changing and offering something different to the customer, you will fall behind. In certain of our businesses, namely Consumables, I don't believe we have been changing fast enough or presenting enough newness and value ... so we have been working very hard and swiftly to reengineer our quality, value, and merchandise assortment to the customer. I am confident we will deliver a much-improved Consumables offering in 2011, and I am hopeful the business will respond accordingly.

- We maintained our sharp focus on leveraging expenses, taking a thoughtful and strategic approach to managing our business in an uncertain post-recession environment. And the good news is we see opportunity to lower our expenses as a percent of sales for the foreseeable future as we remain devoted to operational discipline and accountability.

- In terms of store operations, I believe our Ready for Business standards have led us to a better in-store shopping experience. We have recruited and developed a significant pool of new talent with a focus on improving the shopping experience and supporting future new store growth. I firmly believe we can never have enough talent or "bench strength" across the organization, especially in store operations given our new store growth plans for the future. Continuous improvement in this area will forever be the goal ... we will never be done.

- From a marketing perspective, we're now approaching eight million active Buzz Club Rewards® members, and the program continues to build. We're busy testing different promotions with the goal of improving both the number of transactions and the size of the basket with some of our most loyal customers.

- Along the way, we continued to invest in our business ... investing nearly $110 million in stores, both new and existing, distribution centers, technology, and new enterprisewide systems, all with an eye toward supporting the company's future growth. Bottom line: In 2010, we grew operating profit dollars and EPS and recorded our 4th consecutive record year of results. We generated $200 million of cash flow. We invested in our business and returned a large allocation of capital to you in the form of stock repurchases. We invested $342 million to repurchase 10.5 million shares, or 13% of the company, at an average price of less than $33 per share.

Maximizing Value

I came to Big Lots with a passion to lead the company on a long-term journey by taking a truly unique retail model and repositioning certain of its strategies with a vision of long-term, sustainable shareholder returns. A strategy is nothing more than a business word for "choices." Whether you run a small business or a Fortune 500 company, if the choices you make are based on knowing your customers' needs and leveraging your own unique strengths or niche, I believe you'll succeed. During my tenure, we have remained incredibly consistent and focused on the Big Lots strategy. We have not veered or been tempted to become something we are not, and the results of the last 5 years have been pretty rewarding:


BIG LOTS

- Grew EPS to $2.83 in fiscal 2010 from $0.14 in fiscal 2005
- Grew operating profit dollars to $357 million in fiscal 2010 from $27 million in fiscal 2005
- Generated cash flow of over $1.2 billion
- Reinvested over $370 million in stores, systems, and infrastructure to support future growth
- Returned over $1.2 billion to shareholders by repurchasing over 52 million shares, or nearly 45% of the company, at a weighted average price of less than $24 — a pretty wise investment considering where the stock was trading at the time of this letter.

A tremendous amount of progress and financial return have occurred, and there is no doubt that we are bringing to life our vision for Big Lots. The investments we have made and our strategic repositioning have worked, and with the support of 34,000+ associates across the country, we're focused on building momentum for the future.

But I believe we are only just beginning, and Big Lots is in a good position to create value well into the future. Value can mean different things, depending on how you're connected to the company.


BIG LOTS!


$2



It's all about great quality and unmatched value for our customers.

- For our *shareholders*, it means continued execution of our strategies. We believe our business has a niche in the marketplace and a reason to exist, our strategies are working, and the opportunities to improve our financial performance are real and will depend largely on our own internal execution.
- For our *customers*, it's getting the best products for the best possible price and providing a pleasant shopping experience. We are investing in our Buzz Club Rewards® program to better understand our customer, and we are focused on improving the shopping experience and customer service aspects of our business.
- For our *associates*, it's having plenty of current and future opportunities. Over the last 5 years, our Merchant In Training (MIT) program has enabled us to recruit and develop the next generation of merchant talent. Today approximately 80% of our promotions in the merchandising ranks come from talent developed internally. Store talent for the future is also extremely critical, which is why in 2010 we launched *1,000 Ways to Succeed*. This new store management training program pairs our best and brightest store managers with new managers to help them learn the ropes. Having the next generation of new store management developed internally and ready to lead will be crucial as our store growth plans begin to escalate to 90 to 100 new stores on an annual basis.
- We also bring significant value to the *communities* we serve. Where we trade, we serve through initiatives such as our Lots2Give program, our national 16-year partnership with Toys for Tots, our involvement with Feeding America, and dozens of other programs supporting education, the arts, and social services. We also believe in making a difference here in our hometown of Columbus, Ohio, as evidenced by our long-standing relationship with the Furniture Bank of Central Ohio. We are deeply committed to efforts that strengthen families and communities. Our legacy of community giving is also a differentiating factor in our ability to attract and retain top talent.

Our clear vision, balanced strategy, and thoughtful execution will help us continue to deliver the extreme value that is the hallmark of our brand. Thank you for your continued support.



Steven S. Fishman
Chairman, CEO and President

Board of Directors

Jeffrey P. Berger
former President &
Chief Executive Officer
Heinz North America Foodservice;
former Executive Vice President
Global Foodservice

Steven S. Fishman
Chairman, Chief Executive
Officer & President
Big Lots, Inc.

Peter J. Hayes
former Chief Operating Officer
Variety Wholesalers, Inc.

David T. Kollat
President & Founder
22, Inc.

Brenda J. Lauderback
former President
Wholesale Group
Nine West Group, Inc.

Philip E. Mallott
former Vice President &
Chief Financial Officer
Intimate Brands, Inc.

Russell Solt
former Executive Vice President &
Chief Financial Officer
West Marine, Inc.

James R. Tener
former President &
Chief Operating Officer
Brook Mays Music Company

Dennis B. Tishkoff
Chairman & Chief Executive Officer
Drew Shoe Corporation

Company Executives

Chairman, Chief Executive Officer & President

Steven S. Fishman

Executive Vice Presidents

Lisa M. Bachmann
Supply Chain Management &
Chief Information Officer

Joe R. Cooper
Chief Financial Officer

Charles W. Haubiel II
Legal & Real Estate, General Counsel &
Corporate Secretary

John C. Martin
Merchandising

Senior Vice Presidents

Christopher T. Chapin
Store Operations

Robert C. Claxton
Marketing

Norman J. Rankin
Big Lots Capital & Wholesale

Robert S. Segal
General Merchandise Manager

Steven R. Smart
General Merchandise Manager

Harold A. Wilson
Distribution & Transportation Services

Vice Presidents

Timothy C. Anderson
Store Operations Support

Rebecca R. Arum
Marketing & Merchandise Presentation

L. Stephanie Brown
Divisional Merchandise Manager

Virginia A. Chase
Store Operations

Shawn F. Clancy
Real Estate Administration

William Coney
Store Operations

Kevin R. Day
Real Estate

Charles H. Ellis
Global Sourcing

Vice Presidents (Continued)

Richard L. Fannin
Information Technology Development

Fred L. Fox
Divisional Merchandise Manager

William R. Gleussner
Store Operations

Mollie M. Hall
Store Operations

Craig A. Hart
Merchandise Planning

Kim K. Horner
Divisional Merchandise Manager

Gary E. Huber
Store Operations

Timothy A. Johnson
Strategic Planning & Investor Relations

Kathryn A. Keane
Transportation Services

Karen L. Lutz-Lento
Divisional Merchandise Manager

Stephen B. Marcus
Wholesale

Thomas R. Myron
Store Operations

Todd A. Noethen
Distribution Support Services

Jared A. Poff
Treasurer

Chadwick P. Reynolds
Deputy General Counsel &
Assistant Corporate Secretary

Jo L. Roney
Human Resources Services

Shelley L. Rubin
Advertising

Michael A. Schlonsky
Associate Relations & Benefits

Paul A. Schroeder
Controller

Sharon A. Smith
Allocation

Philip R. Stevens
Technology & Data Services

Wayne W. Stockton
Divisional Merchandise Manager

Robert O. Strenski
Divisional Merchandise Manager

L. Michael Watts
Tax

Stewart W. Wenerstrom
Merchandise Support

Kevin R. Wolfe
Loss Prevention


BIG
LOTS!

Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

April 12, 2011

Dear Shareholder:

We cordially invite you to attend the 2011 Annual Meeting of Shareholders of Big Lots, Inc. The Annual Meeting will be held at our corporate offices located at 300 Phillipi Road, Columbus, Ohio, on May 26, 2011, beginning at 9:00 a.m. EDT.

The following pages contain the Notice of Annual Meeting of Shareholders and the Proxy Statement. You should review this material for information concerning the business to be conducted at the Annual Meeting.

Your vote is important. Whether or not you plan to attend the Annual Meeting, you are urged to vote as soon as possible. If you attend the Annual Meeting, you may revoke your proxy and vote in person, even if you have previously submitted a proxy.

We have elected to take advantage of Securities and Exchange Commission rules that allow us to furnish proxy materials to certain shareholders on the Internet. On or about the date of this letter, we began mailing a Notice of Internet Availability of Proxy Materials to shareholders of record at the close of business on March 28, 2011. At the same time, we provided those shareholders with access to our online proxy materials and filed our proxy materials with the Securities and Exchange Commission. We believe furnishing proxy materials to our shareholders on the Internet will allow us to provide our shareholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of the Annual Meeting.

Thank you for your ongoing support of, and continued interest in, Big Lots, Inc.

Respectfully submitted,

STEVEN S. FISHMAN
Chairman, Chief Executive Officer and President



Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 26, 2011

Notice is hereby given that the 2011 Annual Meeting of Shareholders of Big Lots, Inc. will be held at our corporate offices located at 300 Phillipi Road, Columbus, Ohio, on May 26, 2011, beginning at 9:00 a.m. EDT, for the following purposes:

1. To elect nine directors of Big Lots, Inc.;
2. To approve, on an advisory basis, the compensation of our named executive officers, as disclosed in our 2011 Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion;
3. To vote, on an advisory basis, on the frequency of the advisory vote on compensation of our named executive officers;
4. To consider and vote upon a proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2011; and
5. To transact such other business as may properly come before the Annual Meeting.

Only shareholders of record at the close of business on the record date, March 28, 2011, are entitled to notice of and to vote at the Annual Meeting and any postponement or adjournment thereof.

By Order of the Board of Directors,

CHARLES W. HAUBIEL II
Executive Vice President, Legal and Real Estate,
General Counsel and Corporate Secretary

April 12, 2011
Columbus, Ohio

Your vote is important. Shareholders are urged to vote online. If you attend the Annual Meeting, you may revoke your proxy and vote in person if you wish, even if you have previously submitted a proxy.

BIG LOTS, INC.

PROXY STATEMENT

TABLE OF CONTENTS



Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors ("Board") of Big Lots, Inc., an Ohio corporation ("we," "us," "our" and "Big Lots"), for use at the 2011 Annual Meeting of Shareholders to be held on May 26, 2011 ("Annual Meeting"), at our corporate offices located at 300 Phillipi Road, Columbus, Ohio at 9:00 a.m. EDT. On or about April 12, 2011, we began mailing to our shareholders of record at the close of business on March 28, 2011, a Notice of Internet Availability containing instructions on how to access the Notice of Annual Meeting of Shareholders, this Proxy Statement and our Annual Report to Shareholders for the fiscal year ended January 29, 2011 ("fiscal 2010").

ABOUT THE ANNUAL MEETING

Purpose of the Annual Meeting

At the Annual Meeting, shareholders will act upon the matters outlined in the Notice of Annual Meeting included with this Proxy Statement. Specifically, the shareholders will be asked to: (i) elect nine directors to the Board; (ii) approve, on an advisory basis, the compensation of our named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion ("say on pay vote"); (iii) vote, on an advisory basis, on the frequency of the say on pay vote; (iv) ratify the appointment of Deloitte & Touche LLP as our independent registered accounting firm for the fiscal year ending January 28, 2012 ("fiscal 2011"); and (v) transact such other business as may properly come before the Annual Meeting.

Shareholder Voting Rights

Only those shareholders of record at the close of business on March 28, 2011, the record date for the Annual Meeting, are entitled to receive notice of, and to vote at, the Annual Meeting. At the record date, we had outstanding 75,203,156 common shares, $0.01 par value per share. Each of the outstanding common shares entitles the holder thereof to one vote on each matter to be voted upon at the Annual Meeting or any postponement or adjournment thereof. The holders of common shares have no cumulative voting rights in the election of directors. All voting at the Annual Meeting will be governed by our Amended Articles of Incorporation, our Code of Regulations and the General Corporation Law of the State of Ohio.

Registered Shareholders and Beneficial Shareholders

If our common shares are registered in your name directly with our transfer agent, Computershare Investor Services, LLC, you are considered, with respect to those common shares, a registered shareholder. If our common shares are held for you in a brokerage account or by a bank or other holder of record, you are considered the beneficial shareholder of the common shares held in street name.

Internet Availability of Proxy Materials

In accordance with rules adopted by the Securities and Exchange Commission ("SEC"), instead of mailing a printed copy of our proxy materials to each shareholder of record, we may furnish our proxy materials, including the Notice of Annual Meeting of Shareholders, this Proxy Statement and our Annual Report to Shareholders, by providing access to such documents on the Internet. Generally, shareholders will not receive printed copies of the proxy materials unless they request them.

A Notice of Internet Availability that provides instructions for accessing our proxy materials on the Internet was mailed directly to registered shareholders. The Notice of Internet Availability also provides instructions regarding how registered shareholders may vote their common shares on the Internet. Registered shareholders who prefer to receive a paper or email copy of our proxy materials should follow the instructions provided in the Notice of Internet Availability for requesting such materials.

A notice that directs our beneficial shareholders to the website at which they will find our proxy materials has been forwarded to each beneficial shareholder by the broker, bank or other holder of record who is considered the registered shareholder with respect to the common shares of the beneficial shareholder. Such broker, bank or other holder of record should also provide to the beneficial shareholders instructions on how the beneficial shareholders may request a paper or email copy of our proxy materials. Beneficial shareholders have the right to direct their broker, bank or other holder of record on how to vote their common shares by following the voting instructions they received from their broker, bank or other holder of record.

To enroll in the electronic delivery service for future shareholder meetings, use your Notice of Internet Availability (or proxy card, if you received printed copies of the proxy materials) to register online at www.proxyvote.com and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

Attendance at the Annual Meeting

All of our shareholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting. Registration and seating will begin at 8:30 a.m. EDT, and the Annual Meeting will begin at 9:00 a.m. EDT. If you attend, please note that you may be asked to present valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting. Please also note that if you hold your common shares as a beneficial shareholder, you may be asked to check in at the Annual Meeting registration desk and present a copy of a brokerage or bank statement reflecting your stock ownership as of the record date.

How to Vote

After receiving the Notice of Internet Availability (or proxy card, if you received printed copies of the proxy materials), registered shareholders are urged to visit www.proxyvote.com to access our proxy materials. You will have the opportunity to vote your common shares online at www.proxyvote.com until May 25, 2011 at 11:59 p.m. EDT. When voting online, you must follow the instructions posted on the website and you will need the control number included on your Notice of Internet Availability (or proxy card, if applicable). If, after receiving the Notice of Internet Availability, you request (via toll-free telephone number, e-mail or online) that we send you paper or electronic copies of our proxy materials, you may vote your common shares by completing, dating and signing the proxy card and returning it in accordance with the instructions provided. If you properly complete your proxy online or you complete, date, sign and return your proxy card on or before May 25, 2011 at 11:59 p.m. EDT, your common shares will be voted as you direct. If you are a registered shareholder and attend the Annual Meeting, you may deliver your completed proxy card in person.

A registered shareholder may revoke a proxy at any time before it is exercised by filing with our Corporate Secretary a written notice of revocation or duly executing a proxy bearing a later date. A registered shareholder may also revoke a proxy by attending the Annual Meeting and giving written notice of revocation to the secretary of the meeting. Attendance at the Annual Meeting will not by itself revoke a previously granted proxy.

Beneficial shareholders should follow the procedures and directions set forth in the materials they will receive from the broker, bank or other holder of record who is the registered holder of their common shares (i) to instruct such registered holder how to vote those common shares or (ii) to revoke previously given voting instructions. Please contact your broker, bank or other holder of record to determine the applicable deadlines. Beneficial shareholders who wish to vote at the Annual Meeting will need to obtain a completed form of proxy from the broker, bank or other holder of record who is the registered holder of their common shares.

Brokers, banks and other holders of record who hold common shares for beneficial owners in "street name" may vote such common shares on "routine" matters, such as Proposal Four, without specific voting instructions from the beneficial owner of such common shares. Such brokers, banks and other holders of record may not, however, vote such common shares on "non-routine" matters, such as Proposal One, Proposal Two and Proposal Three, without specific voting instructions from the beneficial owner of such common shares. Proxies that are signed and submitted by such brokers, banks and other holders of record that have not been voted on certain matters as described in the previous sentence are referred to as "broker non-votes." Broker non-votes will not be counted for purposes of determining the number of common shares necessary for approval of any matter to which broker non-votes apply (i.e., broker non-votes will have no effect on the outcome of such matter).

Householding

SEC rules allow multiple shareholders residing at the same address the convenience of receiving a single copy of the Annual Report to Shareholders, proxy materials and Notice of Internet Availability if they consent to do so ("householding"). Householding is permitted only in certain circumstances, including when you have the same last name and address as another shareholder. If the required conditions are met, and SEC rules allow, your household may receive a single copy of the Annual Report to Shareholders, proxy materials and Notice of Internet Availability. Upon request, we will promptly deliver a separate copy of the Annual Report to Shareholders, proxy materials and Notice of Internet Availability, as applicable, to a shareholder at a shared address to which a single copy of the document(s) was delivered. Such a request should be made in the same manner as a revocation of consent for householding.

You may revoke your consent for householding at any time by contacting Broadridge Financial Solutions, Inc. ("Broadridge"), either by calling 1-800-542-1061, or by writing to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receipt of your instructions, at which time you will be sent separate copies of these documents.

Beneficial shareholders can request more information about householding from their brokers, banks or other holders of record.

Tabulation of Votes

Tabulation of the votes cast at the Annual Meeting will be performed by Broadridge, as inspected by our duly appointed inspectors of election.

Board's Recommendations

Subject to revocation, all proxies that are properly completed and timely received will be voted in accordance with the instructions contained therein. If no instructions are given (excluding broker non-votes), the persons named as proxy holders will vote the common shares in accordance with the recommendations of the Board. The Board's recommendations are set forth together with the description of each proposal in this Proxy Statement. In summary, the Board recommends a vote: (i) FOR the election of its nominated slate of directors (see Proposal One); (ii) FOR the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Disclosure and Analysis, compensation tables and narrative discussion (see Proposal Two); (iii) FOR the approval, on an advisory basis, of a three-year frequency for future say on pay votes (see Proposal Three); and (iv) FOR the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2011 (see Proposal Four). If any other matter properly comes before the Annual Meeting, or if a director nominee named in this Proxy Statement is unable to serve or for good cause will not serve, the proxy holders will vote on such matter or for a substitute nominee as recommended by the Board.

Quorum

The presence, in person or by proxy, of the holders of a majority of the outstanding common shares entitled to be voted at the Annual Meeting will constitute a quorum, permitting us to conduct our business at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of common shares considered to be represented at the Annual Meeting for purposes of establishing a quorum.

Vote Required to Approve a Proposal

Proposal One

Our Corporate Governance Guidelines contain a majority vote policy and our Amended Articles of Incorporation impose a majority vote standard. Specifically, Article Eighth of our Amended Articles of Incorporation provides that if a quorum is present at the Annual Meeting, a director nominee in an uncontested election will be elected to the Board if the number of votes cast for such nominee's election exceeds the number of votes cast against and/or withheld from such nominee's election. In all director elections other than uncontested elections, the nine director nominees receiving the greatest number of votes cast will be elected as directors. An "uncontested election" generally means an election of directors at a meeting of shareholders in which the number of director nominees does not exceed the number of directors to be elected and with respect to which no shareholder has submitted to us notice of an intent to nominate a candidate for election as a director at such meeting in accordance with our Code of Regulations, or, if such a notice has been submitted with respect to such meeting, prior to the commencement of the election of directors at such meeting, each such notice with respect to such meeting has been (i) withdrawn by its respective submitting shareholder in writing to our corporate secretary, (ii) determined not to be a valid and effective notice of nomination, or (iii) determined not to create a bona fide election contest.

A properly executed proxy marked as withholding authority with respect to the election of one or more nominees for director will not be voted with respect to the nominee or nominees for director indicated. Broker non-votes and abstentions will not be considered votes cast for or against or withheld from a director nominee's election at the Annual Meeting.

See the "Governance – Majority Vote Policy and Standard" section of this Proxy Statement for more information about our majority vote policy and standard.

Other Matters

For purposes of Proposal Two and Proposal Four, the affirmative vote of the holders of a majority of the common shares represented in person or by proxy and entitled to vote on each such matter will be required for approval. For purposes of Proposal Three, the frequency alternative that receives the affirmative vote of the holders of a plurality of the common shares represented in person or by proxy and entitled to vote on the matter will be approved. The votes received with respect to Proposal Two, Proposal Three and Proposal Four are advisory and will not bind the Board or us. A properly executed proxy marked "abstain" with respect to Proposal Two, Proposal Three and Proposal Four will not be voted with respect to such matter, although it will be counted for purposes of determining the number of common shares necessary for approval of Proposal Two and Proposal Four. Accordingly, an abstention will have the effect of a negative vote for purposes of Proposal Two and Proposal Four. If no voting instructions are given (excluding broker non-votes), the persons named as proxy holders on the proxy card will vote the common shares in accordance with the recommendation of the Board.

PROPOSAL ONE: ELECTION OF DIRECTORS

At the Annual Meeting, the common shares represented by proxies will be voted, unless otherwise specified, for the election of the nine director nominees named below. All nine nominees are currently directors on the Board. Proxies cannot be voted at the Annual Meeting for more than nine persons.

Set forth below is certain information relating to the director nominees, including each nominee's age (as of the end of fiscal 2010), tenure as a director on the Board, current Board committee memberships, business experience and principal occupation for the past five or more years, the specific experience, qualifications, attributes or skills of each nominee that led to the conclusion that the nominee should serve as a director (which are in addition to the general qualifications discussed in the "Selection of Nominees by the Board" section below), and other public company directorships held by each nominee during the past five years. Directors are elected to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified, or until their earlier death, resignation or removal.

			Current Committee Membership			
Name	**Age**	**Director Since**	**Audit Committee**	**Compensation Committee**	**Nominating / Corporate Governance Committee**	**Strategic Planning Committee**
Jeffrey P. Berger	61	2006			*	
Steven S. Fishman	59	2005				
Peter J. Hayes	68	2008	*			
David T. Kollat	72	1990			**	**
Brenda J. Lauderback	60	1997			*	
Philip E. Mallott	53	2003	**			*
Russell Solt	63	2003	*	*		
James R. Tener	61	2005		*		
Dennis B. Tishkoff	67	1991		**		*

---

* Committee Member

** Committee Chair

Jeffrey P. Berger is the former Executive Vice President, Global Foodservice, and President and Chief Executive Officer of Heinz North America Foodservice (manufacturer and marketer of processed food products). The Board would be well served by the perspective provided by Mr. Berger's 14 years of experience as a chief executive of a multibillion dollar company and his qualification as an "audit committee financial expert," as defined by applicable SEC rules.

Steven S. Fishman is the Chairman, Chief Executive Officer and President of Big Lots. Before joining us in July 2005, Mr. Fishman served as the President, Chief Executive Officer and Chief Restructuring Officer of Rhodes, Inc. (furniture retailer that filed for bankruptcy on November 4, 2004); the Chairman and Chief Executive Officer of Frank's Nursery & Crafts, Inc. (lawn and garden specialty retailer that filed for bankruptcy on September 8, 2004); and the President and Founder of SSF Resources, Inc. (investment and consulting). Mr. Fishman's strong leadership skills, proven management capabilities, and more than 36 years of diverse retail experience with discount, specialty and department store retailers, including 25 years of experience in a senior executive role, make Mr. Fishman an excellent choice to continue serving on the Board.

Peter J. Hayes is the former Chief Operating Officer of Variety Wholesalers, Inc. (retailer). Mr. Hayes also previously served as the President and Chief Operating Officer of Family Dollar Stores, Inc. (retailer); and the Chairman and Chief Executive Officer of the Gold Circle / Richway divisions of Federated Department Stores, Inc. (retailer). Mr. Hayes' experience in discount retail, his leadership experience at large corporations and his qualification as an "audit committee financial expert," as defined by applicable SEC rules, make him well suited to continue serving on the Board.

David T. Kollat is the President and Founder of 22, Inc. (research and management consulting). Mr. Kollat is also currently a director of Limited Brands, Inc. (where he is a member of the compensation committee and the finance committee), Select Comfort Corporation (where he is a member of the compensation committee and the corporate governance and nominating committee), and Wolverine World Wide, Inc. (where he is the lead director and a member of the compensation committee). Mr. Kollat's experience in retail and marketing, leadership skills, extensive service on the boards of other public companies, and his advanced academic degrees in business administration led to the conclusion that he would continue to be a valuable member of the Board.

Brenda J. Lauderback is the former President – Wholesale Group of Nine West Group, Inc. (retail and wholesale footwear). Ms. Lauderback also previously served as the President – Footwear Wholesale of U.S. Shoe Corporation (retail and wholesale footwear); and the Vice President, General Merchandise Manager of Dayton Hudson Corporation (retail stores). Ms. Lauderback is also currently a director of Denny's Corporation (where she is the chair of the corporate governance and nominating committee and a member of the compensation and incentives committee), Select Comfort Corporation (where she is the chair of the corporate governance and nominating committee), and Wolverine World Wide, Inc. (where she is the chair of the governance committee and a member of the audit committee). Ms. Lauderback previously served as a director of Irwin Financial Corporation. Ms. Lauderback's extensive service on the boards of other public companies and experience in leadership roles with other retailers make her well-suited to continue serving on the Board.

Philip E. Mallott is an independent financial consultant and retail stock analyst. Mr. Mallott previously served as the Vice President and Chief Financial Officer of Intimate Brands, Inc. (retail stores). Mr. Mallott previously served as a director of Tween Brands, Inc. Mr. Mallott's qualification as an "audit committee financial expert," his experience as a certified public accountant, his service on the boards of other public companies and charitable organizations, and his experience in leadership roles with other retailers led to the conclusion that he would continue to be a valuable member of the Board.

Russell Solt is the former Director of Investor Relations of West Marine, Inc. (specialty retailer and catalog company) where he also previously served as the Executive Vice President and Chief Financial Officer. Additionally, Mr. Solt previously served as the Chief Financial Officer of Venture Stores, Inc. (discount retailer) and Williams-Sonoma, Inc. (specialty retailer). Mr. Solt's experience as a certified public accountant and as the Chief Financial Officer of other publicly-traded retailers, his background in investor relations and his qualification as an "audit committee financial expert," makes him well-suited to continue serving on the Board.

James R. Tener is the former President and Chief Operating Officer of Brook Mays Music Company (retail and wholesale music that filed for bankruptcy on July 11, 2006). Mr. Tener also previously served as the Chief Operating Officer of The Sports Authority (sporting goods retailer). Mr. Tener's extensive experience in senior leadership roles of other publicly-traded retailers and prior service on the board of a privately-held company make him a solid choice to continue serving on the Board.

Dennis B. Tishkoff is the Chairman and Chief Executive Officer of Drew Shoe Corporation (footwear manufacturer, importer, exporter, retailer and wholesaler), and the President of Tishkoff and Associates, Inc. (retail consultant). Mr. Tishkoff previously served as the President and Chief Executive Officer of Shoe Corporation of America (footwear retailer). Mr. Tishkoff's extensive experience in senior management roles of other retailers and wholesalers, his experience with importing merchandise and his leadership skills led to the conclusion that he will continue to be a valuable member of the Board.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH NOMINEE LISTED ABOVE.

GOVERNANCE

Board Leadership and Presiding Director

The Board is currently comprised of the nine individuals named in Proposal One – eight of whom are independent (as defined by the applicable New York Stock Exchange ("NYSE") and SEC rules), non-employee directors ("outside directors") and one of whom is our Chief Executive Officer ("CEO"). Our CEO serves as Chairman of the Board. The Board also has a presiding director whose primary responsibility is to lead executive sessions of the Board in which our CEO and other members of management are not present. The role of presiding director is rotated quarterly among the outside directors. The presiding director is responsible for establishing an agenda for the session over which he or she presides and, upon the conclusion of an executive session of the Board, meeting with our CEO to address the matters discussed during the executive session.

We believe that the current structure of the Board provides both independent leadership and the benefits afforded by having our CEO also serve as Chairman of the Board. As the individual with primary responsibility for managing our day-to-day operations, our CEO is best positioned to chair regular Board meetings as we discuss key business and strategic issues. Coupled with an independent presiding director, this structure provides independent oversight while avoiding unnecessary confusion regarding the Board's oversight responsibilities and the day-to-day management of our business operations. The Board also believes that Mr. Fishman's leadership, integrity and vision have been instrumental in our success and that he has the ability to execute both the short-term and long-term strategies necessary in the competitive marketplace in which we operate. Additionally, we have implemented mechanisms that we believe will ensure that we continue to maintain high standards of corporate governance and the continued accountability of our CEO to the Board, including a super-majority of independent outside directors on the Board, the use of a presiding director, and the appointment of only independent outside directors to chair and serve on each of our standing Board committees.

Board Meetings in Fiscal 2010

Eight meetings of the Board were held during fiscal 2010. During fiscal 2010, each director attended at least 75% of the aggregate of meetings of the Board and all meetings held by the committees on which he or she served (in each case, held during the periods that he or she served). It is our policy that each director nominee standing for election be present at the annual meeting of shareholders. Each director named in Proposal One attended the most recent annual meeting of shareholders held in May 2010. Under our Corporate Governance Guidelines, each director is expected to dedicate sufficient time and attention to ensure the diligent performance of his or her duties, including attending meetings of the shareholders, the Board and the committees of which he or she is a member.

Role of the Board's Committees

The Board has standing Audit, Compensation, and Nominating / Corporate Governance Committees. The Board also has a Strategic Planning Committee. Each committee reports on its activities to the Board.

Audit Committee

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibility with respect to: (i) the integrity of the financial reports and other financial information provided by us to our shareholders and others; (ii) our compliance with legal and regulatory requirements; (iii) the engagement of our independent registered public accounting firm and the evaluation of the firm's qualifications, independence and performance; (iv) the performance of our system of internal controls; (v) our audit, accounting and financial reporting processes generally; and (vi) the evaluation of enterprise risk issues. The Audit Committee was established in accordance with the Securities Exchange Act of 1934, as amended ("Exchange Act"), and each of its members is independent as required by the Audit Committee's charter and by the applicable NYSE and SEC rules. The Board has determined that Mr. Mallott, Mr. Hayes and Mr. Solt each satisfy the standards for an "audit committee financial expert," as defined by applicable SEC rules. Each member of the Audit Committee is "financially literate," as required by NYSE rules.

The functions of the Audit Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Audit Committee met eight times during fiscal 2010.

Compensation Committee

The Compensation Committee discharges the responsibilities of the Board relating to the administration of our compensation programs, including the compensation program for the members of our executive management committee ("EMC"). The EMC is currently comprised of 11 employees – the five executives named in the Summary Compensation Table ("named executive officers") and all senior vice presidents.

The Compensation Committee is involved in establishing our general compensation philosophy, overseeing the development of our compensation programs, reviewing and recommending to the Board the compensation for the EMC members, administering our equity-based compensation plans, and reporting on the entirety of the executive compensation program to the Board. All members of the Compensation Committee are independent as required by the Committee's charter and NYSE rules.

The functions of the Compensation Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Compensation Committee met four times during fiscal 2010.

Nominating / Corporate Governance Committee

The Nominating / Corporate Governance Committee is responsible for recommending individuals to the Board for nomination as members of the Board and its committees, taking a leadership role in shaping our corporate governance policies and practices, including recommending to the Board changes to our Corporate Governance Guidelines and monitoring compliance with such guidelines, and reviewing the compensation of the members of the Board and recommending any changes to the Board for its approval. All members of the Nominating / Corporate Governance Committee are independent as required by the Committee's charter and NYSE rules.

The functions of the Nominating / Corporate Governance Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Nominating / Corporate Governance Committee met three times during fiscal 2010. The Corporate Governance Guidelines, which comply with NYSE rules, can be found in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption.

Strategic Planning Committee

The Strategic Planning Committee assists the Board and management in strategic planning, including monitoring issues associated with CEO succession and management development; providing guidance to the Board and management in the development of long-term business objectives and strategic plans; and reviewing the long-term business objectives and strategic plans developed by management. All members of the Strategic Planning Committee are independent.

The functions of the Strategic Planning Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Strategic Planning Committee meets as it deems necessary.

Selection of Nominees by the Board

The Nominating / Corporate Governance Committee has oversight over a broad range of issues surrounding the composition and operation of the Board. The Nominating / Corporate Governance Committee is responsible for recommending to the Board the appropriate skills and qualifications required of Board members, based on our needs from time to time. The Nominating / Corporate Governance Committee also evaluates prospective director nominees against the standards and qualifications set forth in the Corporate Governance Guidelines. Although the Nominating / Corporate Governance Committee has not approved any specific minimum qualifications that must be met by a nominee for director recommended by the Committee and has not adopted a policy with regard to the consideration of diversity in identifying director nominees, the Committee considers factors such as the prospective nominee's relevant experience, character, intelligence, independence, commitment, judgment, prominence, age, and compatibility with our CEO and other members of the Board. The Nominating / Corporate Governance Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, diversity, the balance of management and independent directors, and the need for committee expertise. The Nominating / Corporate Governance Committee confers with the Board as to the criteria it intends to apply before the search for a new director nominee is commenced.

In identifying potential candidates for Board membership, the Nominating / Corporate Governance Committee considers recommendations from the Board, shareholders and management. A shareholder who wishes to recommend a prospective director nominee to the Board must send written notice to: Chair of the Nominating / Corporate Governance Committee, Big Lots, Inc., 300 Phillipi Road, Columbus, Ohio 43228. The written notice must include the prospective nominee's name, age, business address, principal occupation, ownership of our common shares, information that would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such prospective nominee as a director, and any other information that is deemed relevant by the recommending shareholder. Shareholder recommendations that comply with these procedures and that meet the factors outlined above will receive the same consideration that the recommendations of the Board and management receive.

After completing the evaluation of a prospective nominee, the Nominating / Corporate Governance Committee may make a recommendation to the Board that the targeted individual be nominated by the Board, and the Board then decides whether to approve a nominee after considering the recommendation and report of the Nominating / Corporate Governance Committee. Any invitation to join the Board is extended to a prospective nominee through the chair of the Nominating / Corporate Governance Committee and our CEO, after approval by the Board.

Pursuant to its written charter, the Nominating / Corporate Governance Committee has the authority to retain consultants and search firms to assist in the process of identifying and evaluating director candidates and to approve the fees and other retention terms for any such consultant or search firm. No such firm was retained in connection with the selection of the director nominees proposed for election at the Annual Meeting.

Majority Vote Policy and Standard

Our Amended Articles of Incorporation impose a majority vote standard in uncontested elections of directors and our Corporate Governance Guidelines contain a majority vote policy applicable to uncontested elections of directors. Article Eighth of our Amended Articles of Incorporation provides that if a quorum is present at the Annual Meeting, a director nominee in an uncontested election shall be elected to the Board if the number of votes cast for such nominee's election exceeds the number of votes cast against and/or withheld from such nominee's election. The majority vote policy contained in our Corporate Governance Guidelines requires any nominee for director who does not receive more votes cast for such nominee's election than votes case against and/or withheld as to his or her election to deliver his or her resignation from the Board to the Nominating / Corporate Governance Committee. See the "About the Annual Meeting - Vote Required to Approve a Proposal - Proposal One" section of this Proxy Statement for more information about what constitutes an uncontested election. Abstentions and broker non-votes have no effect in determining whether the required affirmative majority vote has been obtained. Upon its receipt of such resignation, the Nominating / Corporate Governance Committee will promptly consider the resignation and recommend to the Board whether to accept the resignation or to take other action. The Board will act on the recommendation of the Nominating / Corporate Governance Committee no later than 100 days following the certification of the shareholder vote. The Nominating / Corporate Governance Committee, in making its recommendation, and the Board, in making its decision, will evaluate such resignation in light of the best interests of Big Lots and our shareholders and may consider any factors and other information they deem relevant. We will promptly publicly disclose the Board's decision in a periodic or current report to the SEC.

Determination of Director Independence

Pursuant to the Corporate Governance Guidelines, the Board undertook its most recent annual review of director independence in March 2011. During this annual review, the Board considered all transactions, relationships and arrangements between each director, his or her affiliates, and any member of his or her immediate family, on one hand, and Big Lots, its subsidiaries and members of senior management, on the other hand. The purpose of this review was to determine whether any such transactions or relationships were inconsistent with a determination that the director is independent in accordance with NYSE rules.

As a result of this review, the Board affirmatively determined that, with the exception of Mr. Fishman, all of the directors nominated for election at the Annual Meeting are independent of Big Lots, its subsidiaries and its management under the standards set forth in the NYSE rules, and no director nominee has a material relationship with Big Lots, its subsidiaries or its management aside from his or her service as a director. Mr. Fishman is not an independent director due to his employment by Big Lots.

In determining that each of the directors other than Mr. Fishman is independent, the Board considered charitable contributions to not-for-profit organizations of which our directors or immediate family members are executive officers or directors, none of which approached the disqualifying thresholds set forth in the NYSE rules. Accordingly, the Board determined that each of the transactions and relationships it considered was immaterial and did not impair the independence of any of the directors.

Related Person Transactions

The Board and the Nominating / Corporate Governance Committee have the responsibility for monitoring compliance with our corporate governance policies, practices and guidelines applicable to our directors, nominees for director, officers and employees. The Board and the Nominating / Corporate Governance Committee have enlisted the assistance of our General Counsel and human resources management to fulfill this responsibility. Our written Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Financial Professionals, and human resources policies address governance matters and prohibit, without the consent of the Board or the Nominating / Corporate Governance Committee, directors, officers and employees from engaging in transactions that conflict with our interests or that otherwise usurp corporate opportunities.

Pursuant to our written related person transaction policy, the Nominating / Corporate Governance Committee also evaluates "related person transactions." Consistent with SEC rules, we consider a related person transaction to be any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships): (i) involving more than $120,000 in which we and any of our directors, nominees for director, executive officers, holders of more than five percent of our common shares, or their respective immediate family members were or are to be a participant; and (ii) in which such related person had or will have a direct or indirect material interest. Under our policy, our directors, executive officers and other members of management are responsible for bringing all transactions, whether proposed or existing, of which they have knowledge and that they believe may constitute related person transactions to the attention of our General Counsel. If our General Counsel determines that the transaction constitutes a related person transaction, our General Counsel will notify the chair of the Nominating / Corporate Governance Committee. Thereafter, the Nominating / Corporate Governance Committee will review the related person transaction, considering all factors and information it deems relevant, and either approve or disapprove the transaction in light of what the Committee believes to be the best interests of Big Lots and our shareholders. If advance approval is not practicable or if a related person transaction that has not been approved is discovered, the Nominating / Corporate Governance Committee will promptly consider whether to ratify the related person transaction. Where advance approval is not practicable or we discover a related person transaction that has not been approved and in each such case the Committee disapproves the transaction, the Committee will, taking into account all of the factors and information it deems relevant (including the rights available to us under the transaction), determine whether we should amend, rescind or terminate the transaction in light of what it believes to be the best interests of our shareholders and company. We do not intend to engage in related person transactions disapproved by the Nominating / Corporate Governance Committee. Examples of factors and information that the Nominating / Corporate Governance Committee may consider include: (i) the reasons for entering into the transaction; (ii) the terms of the transaction; (iii) the benefits of the transaction to us; (iv) the comparability of the transaction to similar transactions with unrelated third parties; (v) the materiality of the transaction to each party; (vi) the nature of the related person's interest in the transaction; (vii) the potential impact of the transaction on the status of an independent outside director; and (viii) the alternatives to the transaction.

Additionally, on an annual basis, each director, nominee for director and executive officer is obligated to complete a questionnaire that requires written disclosure of any related person transaction. These questionnaires are reviewed by the Nominating / Corporate Governance Committee and our General Counsel to identify any potential conflicts of interest or potential related person transactions.

Based on our most recent review conducted in the first quarter of fiscal 2011, we have not engaged in any related person transactions since the beginning of fiscal 2010.

Board's Role in Risk Oversight

The Board and its committees play an important role in overseeing the identification, assessment and mitigation of risks that are material to us. In fulfilling this responsibility, the Board and its committees regularly consult with management to evaluate and, when appropriate, modify our risk management strategies. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed about such risks through committee reports.

The Audit Committee assists the Board in fulfilling its oversight responsibility relating to the performance of our system of internal controls, legal and regulatory compliance, our audit, accounting and financial reporting processes, and the evaluation of enterprise risk issues, particularly those risk issues not overseen by other committees. The Compensation Committee is responsible for overseeing the management of risks relating to our compensation programs. The Nominating / Corporate Governance Committee manages risks associated with corporate governance, related person transactions, and business conduct and ethics. The Strategic Planning Committee assists the Board and management in managing risks related to strategic planning and succession planning. The Public Policy and Environmental Affairs Committee, a management committee that reports to the Nominating / Corporate Governance Committee, oversees management of risks associated with public policy, environmental and social matters that may affect our operations, performance or public image.

Code of Business Conduct and Ethics & Code of Ethics for Financial Professionals

We have a Code of Business Conduct and Ethics, which is applicable to all of our directors, officers and employees. We also have a Code of Ethics for Financial Professionals which is applicable to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. Both the Code of Business Conduct and Ethics and the Code of Ethics for Financial Professionals are available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. We intend to post amendments to or waivers from any applicable provision (related to elements listed under Item 406(b) of Regulation S-K) of the Code of Business Conduct and Ethics and the Code of Ethics for Financial Professionals (in each case, to the extent applicable to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions), if any, at this location on our website.

Compensation Committee Interlocks and Insider Participation

During fiscal 2010, Mr. Solt, Mr. Tener and Mr. Tishkoff served on our Compensation Committee. No member of our Compensation Committee serves or has served at any time as one of our officers or employees or has or, during fiscal 2010, had a material interest in any related person transaction, as defined in Item 404 of Regulation S-K. None of our executive officers serve or, during fiscal 2010, served as a member of the board of directors or compensation committee of any other company that has or had an executive officer serving as a member of the Board or our Compensation Committee.

Communications with the Board

Shareholders and other parties interested in communicating directly with the Board, with specified individual directors or with the outside directors as a group, may do so by choosing one of the following options:

Call the Board at:	(866) 834-7325
Write to the Board at:	Big Lots Board of Directors, 300 Phillipi Road, Columbus, Ohio 43228-5311
E-mail the Board at:	http://biglots.safe2say.info

Under a process approved by the Nominating / Corporate Governance Committee for handling correspondence received by us and addressed to outside directors, our General Counsel reviews all such correspondence and forwards to the Board or appropriate members of the Board a summary and/or copies of any such correspondence that deals with the functions of the Board, members or committees thereof or otherwise requires their attention. Directors may at any time review a log of all correspondence received by us and directed to members of the Board and may request copies of any such correspondence. Concerns relating to our accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee. Concerns relating to the Board or members of senior management will be referred to the members of the Nominating / Corporate Governance Committee. Parties submitting communications to the Board may choose to do so anonymously or confidentially.

DIRECTOR COMPENSATION

Under the Big Lots, Inc. Non-Employee Director Compensation Package established by the Board, each outside director is compensated for Board and committee participation in the form of retainers and fees and a restricted stock award.

Retainers and Fees

The retainers and fees we paid to outside directors for fiscal 2010 consisted of: (i) an annual retainer of $45,000; (ii) an additional annual retainer of $15,000 for the chair of the Audit Committee; (iii) an additional annual retainer of $10,000 for the chairs of the Compensation Committee and the Nominating / Corporate Governance Committee; (iv) $1,500 for each Board meeting attended in person; (v) $1,250 for each committee meeting attended in person; (vi) $500 for each Board or committee meeting attended telephonically; and (vii) the ability to nominate one or more charities to receive from us donations in the aggregate amount of up to $10,000 per outside director. In addition, during fiscal 2010, the Board determined that the outside directors' duties were requiring a greater time commitment than contemplated by our Non-Employee Director Compensation Package, and accordingly each outside director was paid additional fees commensurate with such service. No retainers or fees are paid in connection with a director's service to the Strategic Planning Committee. During fiscal 2010, Messrs. Berger, Hayes, Kollat, Mallott, Solt, Tener and Tishkoff and Ms. Lauderback qualified as outside directors and, thus, received compensation for their Board service. Due to our employment of Mr. Fishman, he did not qualify as an outside director and did not receive compensation for his service as a director. The compensation received by Mr. Fishman as an employee is shown in the Summary Compensation Table included in this Proxy Statement.

Restricted Stock

In fiscal 2010, the outside directors also received a restricted stock award having a grant date fair value equal to approximately $95,000 (2,723 common shares). The fiscal 2010 restricted stock awards were made in June 2010 under the Big Lots 2005 Long-Term Incentive Plan ("2005 Incentive Plan"). The restricted stock awarded to the outside directors in fiscal 2010 will vest on the earlier of (i) the trading day immediately preceding the Annual Meeting or (ii) the outside director's death or disability (as that term is defined in the 2005 Incentive Plan). However, the restricted stock will not vest if the outside director ceases to serve on the Board before either vesting event occurs.

Director Compensation Table for Fiscal 2010

The following table summarizes the compensation earned by each outside director for his or her Board service in fiscal 2010.

Name (a)	Fees Earned or Paid in Cash ($)*(1)* (b)	Stock Awards ($)*(2)(3)* (c)	Option Awards ($)*(4)* (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($)*(5)* (g)	Total ($) (h)
Mr. Berger	91,250	94,978	—	—	—	10,000	196,228
Mr. Hayes	57,500	94,978	—	—	—	10,000	162,478
Mr. Kollat	96,750	94,978	—	—	—	10,000	201,728
Ms. Lauderback	58,750	94,978	—	—	—	9,500	163,228
Mr. Mallott	116,000	94,978	—	—	—	10,000	220,978
Mr. Solt	94,000	94,978	—	—	—	10,000	198,978
Mr. Tener	58,500	94,978	—	—	—	10,000	163,478
Mr. Tishkoff	97,500	94,978	—	—	—	10,000	202,478

(1) Amounts in this column include the additional fees paid to the outside directors for their increased time commitment in fiscal 2010. The additional fees paid to each outside director were as follows: Mr. Berger ($30,000); Mr. Hayes ($1,000); Mr. Kollat ($30,000); Ms. Lauderback ($1,000); Mr. Mallott ($40,000); Mr. Solt ($30,000); Mr. Tener ($1,000); and Mr. Tishkoff ($30,000).

(2) Amounts in this column reflect the aggregate grant date fair value of the restricted stock awards granted to the outside directors in fiscal 2010 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"), excluding the effect of any estimated forfeitures. The full grant date fair value of the fiscal 2010 restricted stock award granted to each outside director, as computed in accordance with ASC 718, was based on individual awards of 2,723 common shares at a per common share value of $34.88 on the grant date (i.e., $94,978 per outside director). In accordance with ASC 718 and the 2005 Incentive Plan, the per common share grant date value is the average of the opening price and the closing price of our common shares on the NYSE on the grant date.

(3) As of January 29, 2011, each individual included in the table held 2,723 shares of restricted stock.

(4) Prior to fiscal 2008, the outside directors received an annual stock option award under the Big Lots, Inc. Amended and Restated Director Stock Option Plan ("DSO Plan"). The DSO Plan was terminated on May 30, 2008 and no stock option awards were granted to any outside directors in fiscal 2010. As of January 29, 2011, each individual included in the table held stock options to purchase the following number of common shares: Mr. Berger: 20,000; Mr. Hayes: 0; Mr. Kollat: 65,000; Ms. Lauderback: 30,000; Mr. Mallott: 25,000; Mr. Solt: 4,000; Mr. Tener: 20,000; and Mr. Tishkoff: 4,000.

(5) Amounts in this column reflect payments made by us during fiscal 2010 to charitable organizations nominated by the specified directors pursuant to the Big Lots, Inc. Non-Employee Director Compensation Package.

STOCK OWNERSHIP

Ownership of Our Common Shares by Certain Beneficial Owners and Management

The following table sets forth certain information with regard to the beneficial ownership of our common shares by each holder of more than five percent of our common shares, each director, each of the executive officers named in the Summary Compensation Table, and all our executive officers and directors as a group. The assessment of holders of more than five percent of our common shares is based on a review of and reliance upon their respective filings with the SEC. Except as otherwise indicated, all information is as of March 12, 2011.

Name of Beneficial Owner or Identity of Group	Amount and Nature of Beneficial Ownership *(1)*	Percent of Outstanding Common Shares
Lisa M. Bachmann	245,265	*
Jeffrey P. Berger	30,334	*
Joe R. Cooper	129,375	*
Steven S. Fishman	997,568	1.3%
Peter J. Hayes	5,909	*
Charles W. Haubiel II	117,500	*
David T. Kollat	88,662	*
Brenda J. Lauderback	38,634	*
Philip E. Mallott	36,334	*
John C. Martin	76,700	*
Russell Solt	12,334	*
James R. Tener	33,334	*
Dennis B. Tishkoff	14,943	*
Wellington Management Company, LLP *(2)*	5,361,846	7.1%
Sasco Capital, Inc. *(3)*	4,943,040	6.6%
The Vanguard Group, Inc. *(4)*	4,570,031	6.1%
LSV Asset Management *(5)*	3,928,275	5.2%
All directors and executive officers as a group (21 persons)	2,430,946	3.3%

* Represents less than 1.0% of the outstanding common shares.

(1) Each person named in the table has sole voting power and sole dispositive power with respect to all common shares shown as beneficially owned by such person, except as otherwise stated in the footnotes to this table. The amounts set forth in the table include common shares that may be acquired within 60 days of March 12, 2011 under stock options exercisable within that period. The number of common shares that may be acquired within 60 days of March 12, 2011 under stock options exercisable within that period are as follows: Ms. Bachmann: 181,187; Mr. Berger: 20,000; Mr. Cooper: 74,375; Mr. Fishman: 287,510; Mr. Hayes: 0; Mr. Haubiel: 67,500; Mr. Kollat: 65,000; Ms. Lauderback: 30,000; Mr. Mallott: 25,000; Mr. Martin: 36,250; Mr. Solt: 4,000; Mr. Tener: 20,000; Mr. Tishkoff: 4,000; and all directors and executive officers as a group: 1,234,622.

(2) In its Schedule 13G filed on February 14, 2011, Wellington Management Company, LLP, 280 Congress Street, Boston, MA 02210, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2010, had shared power to vote or to direct the vote of 4,202,828 of the shares and shared power to dispose or to direct to the disposition over all of the shares, and had no sole power to vote or to direct the vote or sole power to dispose or to direct the disposition over the shares.

(3) In its Schedule 13G/A filed on February 11, 2011, Sasco Capital, Inc., 10 Sasco Hill Road, Fairfield, CT 06824, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2010, had sole voting power over 1,726,590 of the shares, had sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares.

(4) In its Schedule 13G/A filed on February 10, 2011, The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2010, had sole voting power over 98,591 of the shares, had sole dispositive power over 4,471,440 of the shares, had shared dispositive power over 98,591 of the shares, and had no shared voting power over the shares. In its Schedule 13G/A, this reporting person indicated that its wholly-owned subsidiary, Vanguard Fiduciary Trust Company, was the beneficial owner and directs the voting of 98,591 common shares.

(5) In its Schedule 13G filed on February 9, 2011, LSV Asset Management, 155 North Wacker Drive, Suite 4600, Chicago, IL 60606, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2010, had sole voting power and sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of our outstanding common shares, to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of our common shares. Executive officers, directors and greater than 10% shareholders are required by the regulations of the SEC to furnish us with copies of all Section 16(a) reports they file. Based solely upon a review of the Section 16(a) reports filed on behalf of these persons with the SEC and the written representations of our directors and executive officers that no other reports were required by them, we believe that all of our directors and executive officers and greater than 10% shareholders complied during fiscal 2010 with the reporting requirements of Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee reviewed and discussed the following Compensation Discussion and Analysis ("CD&A") with management and, based on such review and discussion, the Compensation Committee recommended to the Board that the CD&A be included in this Proxy Statement and our Annual Report on Form 10-K for fiscal 2010 ("Form 10-K").

Members of the Compensation Committee

Dennis B. Tishkoff, Chair
Russell Solt
James R. Tener

Compensation Discussion and Analysis

Overview of Our Executive Compensation Program

Introduction

This CD&A describes our executive compensation program for fiscal 2010 and certain elements of our executive compensation program for fiscal 2011. We use this program to attract, motivate and retain those who lead our business. In particular, this CD&A explains how the Board and the Compensation Committee of the Board (which we refer to as the "Committee" throughout this CD&A) made its compensation decisions for our named executive officers, who, for fiscal 2010 were: (i) Mr. Fishman, our Chairman, CEO and President; (ii) Mr. Cooper, our Executive Vice President and Chief Financial Officer; (iii) Ms. Bachmann, our Executive Vice President, Supply Chain Management and Chief Information Officer; (iv) Mr. Martin, our Executive Vice President, Merchandising; and (v) Mr. Haubiel, our Executive Vice President, Legal and Real Estate, General Counsel and Corporate Secretary.

Philosophy and Objectives

We believe it is important to provide competitive compensation to attract and retain talented executives to lead our business. We also believe an executive compensation program should encourage high levels of corporate and individual performance by motivating executives to continually improve our business in order to promote sustained profitability and enhanced shareholder value. This philosophy drives our executive compensation program.

Consistent with our philosophy, each of our named executive officer's total compensation varies based on his or her leadership, performance, experience, responsibilities and the achievement of financial and business goals. To better ensure that our executive compensation program advances the interests of our shareholders, the value of bonus opportunities and equity awards under the program depends upon our financial performance and/or the price of our common shares. As a named executive officer's level of responsibility and the potential impact that a named executive officer could have on our operations and financial condition increase, the percentage of our named executive officer's compensation that is at risk through bonus and equity incentive compensation also increases.

The Board and the Committee periodically review our executive compensation philosophy and consider factors that may influence a change in our executive compensation philosophy. Consistent with our executive compensation philosophy, the Committee has identified the following key objectives for our executive compensation program:

- *Attract and retain executives by paying them amounts and offering them elements of compensation that are competitive with and comparable to those paid and offered by most companies in our peer groups.*

  We believe a key factor in attracting and retaining qualified executives is to provide total compensation that is competitive with the total compensation paid by companies in our compensation "peer groups" discussed in the "Comparative Compensation Data" section of this CD&A. In addition, we believe most executives who consider changing employers expect to receive compensation elements that are comparable to those offered by most companies in our peer groups and/or their current employer. Accordingly, we generally do not structure our executive compensation program to be competitive with the programs of companies outside of our peer groups (although we may do so to attract a particular candidate whom we believe is well-suited for our business). We believe the amounts and elements of compensation that we offer make us competitive within our peer groups, and offering competitive packages has enabled us in recent years to attract and retain quality executives. We believe failing to offer competitive amounts and elements of compensation to candidates and our executives would impair our ability to attract and retain a high level of executive talent.

  Each of the elements of compensation we provide serves a different role in attracting and retaining executives. Salary serves as a short-term retention tool. Bonus under the Big Lots 2006 Bonus Plan ("2006 Bonus Plan") is based on annual corporate financial performance and is designed primarily to retain executives on a year-to-year basis. Stock options issued under the 2005 Incentive Plan vest over four years in prorated annual increments and provide executives with an incentive to remain with us for up to the seven-year term of the stock option. Restricted stock awarded to most executives under the 2005 Incentive Plan encourages executives to remain with us for up to five years after the award date, as the restricted stock generally vests only if (i) we meet a threshold corporate financial goal ("first trigger") and (ii) either we meet another more challenging corporate financial goal ("second trigger") or the five-year period following the grant date lapses. As discussed in more detail in the "Retention Agreement" section of this CD&A, Mr. Fishman was awarded restricted stock in fiscal 2010 under a retention agreement we entered into with Mr. Fishman that is designed to assure us that we will have his continued services through March 2013. We believe that the perceived value to the executives of the personal benefits and perquisites we offer to them and the convenience of having these benefits when faced with the demands of their positions, makes them a meaningful element of our compensation program.

- *Motivate executives to contribute to our success and reward them for their performance.*

  We use the bonus and equity elements of our executive compensation program as the primary tools to motivate our executives to continually improve our business in order to promote sustainable profitability and enhanced shareholder value. These compensation elements provide executives with meaningful incentives to meet or exceed the corporate financial goals set by our Board each year.

  For an executive to earn a bonus under the 2006 Bonus Plan, we must achieve a minimum corporate performance amount established by the Committee at a time when achievement of that amount is substantially uncertain. Although bonuses will be paid to executives under the 2006 Bonus Plan for fiscal years in which we achieve minimum or target corporate performance amounts, our executives also have an opportunity to earn up to double the amount of their target bonus compensation if we exceed the target corporate performance amount. Conversely, if we do not meet the minimum corporate performance amount, executives do not receive a bonus under the 2006 Bonus Plan. We believe this structure is essential to motivate executives to not only meet the goals we set, but also to surpass those goals.

  Restricted stock granted to executives under the 2005 Incentive Plan is a full value award. Accordingly, we believe it is appropriate for us to require the achievement of at least a predetermined threshold corporate financial goal (i.e., the first trigger) before restricted stock issued under the 2005 Incentive Plan may vest. We believe imposing a performance requirement in the form of a corporate financial goal, which is established by the Committee at a time when achievement of the goal is substantially uncertain, encourages positive performance and protects our shareholders from dilution in the absence of our performance. As discussed above, restricted stock awarded to our executives (other than to Mr. Fishman pursuant to his retention agreement) vests on an accelerated basis if we achieve the second trigger. The second trigger is established when the award is made, and is typically based on a projected multi-year corporate operating plan. The restricted stock awarded to Mr. Fishman in fiscal 2010 also requires that we achieve a corporate financial goal; however, if that goal is not achieved for the year in which it was established, there is no opportunity for that award to vest based on our performance in subsequent years.

- *Align the interests of executives and shareholders through incentive-based executive compensation.*

  We pay bonuses to executives under the 2006 Bonus Plan only if we meet or exceed corporate performance goals. Stock options awarded under the 2005 Incentive Plan are valuable only if the market price of our common shares exceeds the exercise price during the period in which the stock options may be exercised. Restricted stock awarded under the 2005 Incentive Plan vests only if we achieve a threshold corporate performance goal and its value is determined by the market price of our common shares. Accordingly, the realization and value of each of these elements of compensation is dependent upon our performance and/or the appreciation in the value of our common shares.

  In fiscal 2010, 83.8% of the total compensation earned by our named executive officers was derived from incentive compensation in the form of bonuses (non-equity incentive plan compensation), stock options and restricted stock, as each is reflected in the Summary Compensation Table. We believe this demonstrates that our executive compensation program is closely aligned with the interests of our shareholders. We do not apply a specific formula or set a specific percentage at which incentive compensation is targeted or awarded for our named executive officers individually or as a group. Rather, the amount of total compensation that may be earned by each named executive officer through these forms of incentive compensation is subjectively determined based on each named executive officer's level of responsibility and potential impact on our operations and financial condition. The percentage of total compensation that a named executive officer may earn through these forms of incentive compensation generally increases as the executive's level of responsibility and impact on our business increases.

Following the end of each fiscal year, we calculate and review the "at-risk incentive compensation" awarded to each named executive officer in that fiscal year as a percentage of the "total executive compensation awarded" to our named executive officer in that fiscal year to evaluate how effectively our incentive compensation programs address our objective of aligning executive compensation with the interests of our shareholders. We compute this calculation as follows:

$$\text{At-Risk Incentive Compensation as a Percentage of Total Executive Compensation Awarded} = \frac{\text{At-Risk Incentive Compensation}}{\text{Total Executive Compensation Awarded}}$$

$$\text{At-Risk Incentive Compensation} = \text{Grant date fair value of stock awards} + \text{Grant date fair value of option awards} + \text{Maximum possible payout under non-equity incentive plan awards}$$

$$\text{Total Executive Compensation Awarded} = \text{Salary} + \text{Change in pension value and nonqualified deferred compensation earnings} + \text{All other compensation} + \text{At-Risk Incentive Compensation}$$

The components of at-risk incentive compensation are the potential values to our named executive officer upon award, as reflected in the Grants of Plan-Based Awards in Fiscal 2010 table following this CD&A. The components of the total executive compensation awarded (other than at-risk incentive compensation) are the amounts actually earned by the named executive officer, as reflected in the Summary Compensation Table following this CD&A.

For fiscal 2010, the percentage of the total executive compensation awarded that was derived from at-risk incentive compensation for our named executive officers was as follows:

Name	Fiscal 2010 At-Risk Incentive Compensation as a Percentage of Total Executive Compensation Awarded (%)
Mr. Fishman	88.2
Mr. Cooper	80.7
Ms. Bachmann	80.4
Mr. Martin	74.8
Mr. Haubiel	80.8
All non-CEO named executive officers as a group	79.2
All named executive officers as a group	84.5

We believe the significant portion of total executive compensation awarded to our named executive officers as at-risk incentive compensation exemplifies the emphasis of our executive compensation program on "pay for performance." In rewarding performance through at-risk incentive compensation, we believe we align the interests of our executives with those of our shareholders.

- *Manage executive compensation costs.*

  As we discuss in greater detail in the "Comparative Compensation Data" section of this CD&A, we compare the compensation paid to our executives with the compensation paid to similarly-situated executives at companies within our peer groups. While this comparison is not a determinative factor for setting compensation for our executives, we believe our review of the peer group data provides a market check and supports our belief that we do not overpay our executives and we effectively manage our executive compensation costs.

- *Focus on corporate governance.*

  Although the compensation committee at some companies makes all compensation decisions with respect to their executives, we believe it is consistent with best practices in corporate governance to reach a consensus among all outside directors when establishing executive compensation each year. While the Committee takes the lead in formulating executive compensation, we seek the approval of our five additional outside directors before finalizing annual executive compensation to provide an additional check on the appropriateness of the amounts awarded.

Elements of In-Service Executive Compensation

The primary compensation elements for our named executive officers consist of salary, bonus opportunities under the 2006 Bonus Plan and equity awards made under the 2005 Incentive Plan. In addition, our named executive officers are entitled to certain personal benefits and perquisites. We believe each of these elements and the mix of elements is necessary to provide a competitive executive compensation program, is consistent with our compensation philosophy and furthers our compensation objectives.

The Committee reviews each element at least annually. Individual and corporate performance directly impacts the elements and amount of compensation paid to our named executive officers. For instance, a named executive officer's failure to meet individual goals may lead to a reduction in his or her compensation, a failure to receive equity awards, or the termination of his or her employment. Conversely, excellent corporate performance may lead to greater bonus payouts and, possibly, to the achievement of financial goals that accelerate restricted stock vesting. The Committee and the other outside directors also have discretion, subject to the limitations contained in our bonus and equity plans and the executives' employment agreements, in setting named executive officers' salary, bonus opportunities and equity awards.

- *Salary*

  Salary is cash compensation and is established annually for each named executive officer. A minimum salary for each named executive officer is set forth in his or her respective employment agreement, as described below in the "Elements of In-Service Executive Compensation – Employment Agreements" section of this CD&A. Salary adjustments are subjectively determined and are not formally tied to specific performance criteria. The Committee has not adopted any specific schedule of salary increases and makes adjustments to our named executive officers' respective salaries without regard to adjustments in the salaries of other executives.

- *Bonus*

  Each named executive officer has the opportunity to earn an annual cash bonus under the 2006 Bonus Plan. Bonus payouts correspond to a percentage of each named executive officer's salary ("payout percentage") and are based on whether we achieve certain corporate performance amounts under one or more financial measures. The corporate performance amounts and financial measures are set annually at the discretion of the Committee and the other outside directors in connection with the Board's approval of our annual corporate operating plan, subject to the terms of the 2006 Bonus Plan and our named executive officers' employment agreements.

  The lowest level at which we will pay a bonus under the 2006 Bonus Plan is referred to as the "floor." A bonus is not paid under the 2006 Bonus Plan if we do not achieve at least the corporate performance amount that earns a floor bonus. The level at which we generally plan our performance and the associated payout under the 2006 Bonus Plan is referred to as the "target." The maximum level at which we will pay a bonus under the 2006 Bonus Plan is referred to as the "stretch." If our performance in a fiscal year exceeds the minimum corporate performance amount that earns a floor bonus, there is a corresponding increase in the amount of the bonus (up to a maximum at the stretch bonus level). Bonuses paid to our named executive officers under the 2006 Bonus Plan are considered "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table. See the "Bonus and Equity Plans" disclosure that follows the Summary Compensation Table for more information concerning the 2006 Bonus Plan.

- *Equity*

  All equity awards granted to our named executive officers since January 1, 2006 have been issued under the 2005 Incentive Plan. Although the 2005 Incentive Plan allows us to issue various types of equity awards, we have granted only stock options and restricted stock under the 2005 Incentive Plan. The stock options vest based on the passage of time or, if earlier, upon the executive's death or disability (provided such event occurs at least six months after the grant date). The restricted stock awarded to Mr. Fishman pursuant to his retention agreement vests based on the achievement of a corporate financial goal. The restricted stock awarded to the other named executive officers vests based on the achievement of the first trigger and then the achievement of the second trigger, the passage of time, or the executive's death or disability. See the "Bonus and Equity Plans" disclosure that follows the Summary Compensation Table for more information concerning the 2005 Incentive Plan and the terms under which we have granted equity awards.

- *Personal Benefits/Perquisites*

  The following are the personal benefits and perquisites that are generally provided only to employees at or above the vice president level: (i) coverage under the Big Lots Executive Benefit Plan ("Executive Benefit Plan"); (ii) enhanced long-term disability insurance coverage; and (iii) use of an automobile or payment of an automobile allowance. Mr. Fishman is also permitted to make limited non-business use of corporate aircraft. We believe that these personal benefits and perquisites, although immaterial to us in amount, are an important element of total compensation provided to our executives because of the value our executives place on these benefits and the convenience of having these benefits when faced with the demands of their positions. The Committee evaluates the personal benefits and perquisites received by named executive officers during its annual review of our named executive officers' total compensation.

  We offer all full-time employees medical and dental benefits under the Big Lots Associate Benefit Plan ("Benefit Plan"). We also offer employees at or above the vice president level, including our named executive officers, the opportunity to participate in the Executive Benefit Plan, which reimburses executives for health-related costs incurred but not covered under the Benefit Plan, up to an annual maximum reimbursement of $40,000 per family. Amounts received by named executive officers under the Executive Benefit Plan are treated as taxable income, and we reimburse each executive the approximate amount of his or her income tax liability relating to the benefits received under the Executive Benefit Plan.

  We offer short-term disability coverage to all full-time employees and long-term disability coverage to all salaried employees. For our named executive officers, the benefits provided under the long-term disability plan are greater than for employees below the vice president level. Under the long-term disability coverage, a named executive officer may receive 67% of his or her monthly salary, up to $25,000 per month, until the executive is no longer disabled or turns age 65, whichever occurs earlier. We also pay the premiums for this long-term disability coverage and the amount necessary to hold our named executive officer harmless from the income taxes resulting from such premium payments.

  All employees at or above the vice president level have the option to use an automobile or accept a monthly automobile allowance. The value of the automobile and the amount of the automobile allowance are determined based on the employee's level.

  In fiscal 2010, the Compensation Committee authorized Mr. Fishman to use corporate aircraft for up to 120 hours of non-business flights, including any deadhead flights associated with his non-business use of corporate aircraft. Given the delays associated with early check-in requirements, security clearances, baggage claim and the need for additional time to avoid missing a flight due to possible delays at any point in the process, commercial travel has become even more inefficient in recent years. Accordingly, making the aircraft available to Mr. Fishman allowed him to efficiently and securely conduct business during both business and non-business flights and to maximize his availability to conduct business before and after his flights. In approving this benefit, the Compensation Committee took into account Mr. Fishman's extensive travel schedule, which, whether primarily for business or non-business purposes, frequently included a business element (e.g., visits to our stores or potential store locations). We also believe that the value of this benefit to Mr. Fishman, in terms of convenience and time savings exceeded the aggregate incremental cost that we incurred to make the aircraft available to him and, therefore, was an efficient form of compensation for him. We reported imputed income for income tax purposes for the value of Mr. Fishman's non-business use of corporate aircraft based on the Standard Industry Fare Level in accordance with the Internal Revenue Code of 1986, as amended ("IRC"), and the regulations promulgated thereunder. We did not reimburse or otherwise "gross-up" Mr. Fishman for any income tax obligation attributed to his non-business use of corporate aircraft.

Employment Agreements

Each named executive officer is party to an employment agreement with us. The terms of the employment agreements are substantially similar and are described collectively herein except where their terms materially differ.

We entered into the employment agreements because the agreements provide us with several protections (including non-competition, confidentiality, non-solicitation and continuing cooperation provisions) in exchange for minimum salary levels and target and stretch bonus payout percentages, potential severance and change in control payments and other benefits. Further, we believe it is in our best interests and the best interests of our shareholders to enter into the employment agreements to assure the undivided loyalty and dedication of our named executive officers.

We negotiated the terms of each employment agreement, including the minimum salary levels and minimum target and stretch bonus payout percentages set forth therein, with the executive. In those negotiations, we considered many factors, including:

- our need for the executive;
- the executive's level of responsibility and the potential impact that the executive could have on our operations and financial condition;
- the skills and past and anticipated future performance of the executive;
- the degree to which we believe the executive will be able to help improve our business;
- the compensation being paid to similarly-situated executives at peer group companies;
- the relationship between the compensation being offered to the executive and that being paid to the other EMC members;
- our perception of our bargaining power and the executive's bargaining power; and
- to the extent applicable, the elements and amounts of compensation being offered or being paid to the executive by another employer.

Under the terms of their employment agreements, our named executive officers are each entitled to receive at least the following salaries, which amounts are not subject to automatic increases: Mr. Fishman: $1,200,000; Mr. Cooper: $440,000; Ms. Bachmann: $440,000; Mr. Martin: $520,000; and Mr. Haubiel: $350,000. The terms of each named executive officer's employment agreement also establish the minimum payout percentages that may be set annually for his or her target and stretch bonus levels. The payout percentages set by the employment agreements for target bonus and stretch bonus, respectively, are as follows (expressed as a percentage of the executive's salary): Mr. Fishman: 100% and 200%; Mr. Cooper: 60% and 120%; Ms. Bachmann: 60% and 120%; Mr. Martin: 60% and 120%; and Mr. Haubiel: 50% and 100%.

Upon our entry into the employment agreements with our named executive officers, we believed, based on the contemporaneous annual executive compensation review completed by the Committee, the executives' salaries and payout percentages were commensurate with each executive's job responsibilities, overall individual performance, experience, qualifications and salaries and the payout percentages provided to similarly-situated executives at peer companies. Because the various factors considered when evaluating each named executive officer's salary and payout percentages change, the Committee annually reviews and, if warranted, adjusts the actual salaries and payout percentages for our named executive officers. See the "Salary for Fiscal 2010" and "Bonus for Fiscal 2010" sections of this CD&A for a further discussion of the salaries and payout percentages for our named executive officers for fiscal 2010.

Each employment agreement requires our named executive officer to devote his or her full business time to our affairs and prohibits the named executive officer from competing with us during his or her employment. Each named executive officer's employment agreement also includes several restrictive covenants that survive the termination of his or her employment, including confidentiality (infinite), non-solicitation (two years), non-disparagement (infinite), non-competition (one year but reduced to six months following a change in control), and continuing cooperation (three years for Mr. Fishman and infinite for the other named executive officers).

Unless the executive and we mutually agree to amend or terminate his or her employment agreement, its terms will remain unchanged and it will remain effective as long as we employ the executive. The consequences of termination of employment under the employment agreements depend on the circumstances of the termination.

Retention Agreement

Upon the recommendation of the Committee and the approval of the other outside directors, we entered into a retention agreement with Mr. Fishman in March 2010. The Committee and the other outside directors considered our record growth and shareholder return during Mr. Fishman's tenure with us, his vision for Big Lots' future and the efficient use of common shares under the 2005 Incentive Plan (see the "Equity for Fiscal 2010" section below for more detail on our efficient use of common shares), and determined that Mr. Fishman's continued leadership is important to our future performance. Therefore, the Committee and the outside directors believed it was in our best interests and the best interests of our shareholders to enter into the retention agreement to better assure the continuing undivided loyalty and dedication of Mr. Fishman. Under the terms of the retention agreement, Mr. Fishman received a performance-based restricted stock award in fiscal 2010 and, if he remains continuously employed by us, Mr. Fishman is entitled to receive additional performance-based restricted stock awards in fiscal 2011 and fiscal 2012. The number of common shares underlying the restricted stock awards to be made in fiscal 2011 and fiscal 2012 is dependent on our performance relative to the prior fiscal year's operating profit, subject to collars established in the retention agreement. Each annual restricted stock award under the retention agreement will vest if (i) we achieve a corporate financial goal established at the beginning of the fiscal year in which the restricted stock award is granted and (ii) and Mr. Fishman is employed by us on March 7, 2012 (in the case of the fiscal 2011 award) and March 31, 2013 (in the case of the fiscal 2012 award).

In the event that Mr. Fishman's employment with us is terminated involuntarily without cause or he resigns pursuant to a constructive termination, (i) any restricted stock award made pursuant to his retention agreement that is outstanding at the time of such termination shall remain outstanding and, subject to achievement of the applicable corporate financial goal, shall vest as if he had remained employed by us until the scheduled vesting date, and (ii) if such termination occurs prior to his receipt of each of the three annual restricted stock awards provided for by the retention agreement, then, in lieu of the restricted stock awards that have not been made, he shall be eligible to receive one or more cash payments (each, an "Equity Value Payment"). Mr. Fishman's rights to each such Equity Value Payment shall be determined based on our achievement of the corporate performance amount in the same manner that would have determined the grant and vesting of the restricted stock awards if he had remained employed by us until March 31, 2013. The amount of each such Equity Value Payment shall be equal to the product of (y) the fair market value of our common shares on the March 31 immediately preceding the payment by (z) the number of common shares underlying the restricted stock award that would have been granted to Mr. Fishman if he had remained employed by us until the relevant grant date.

Post-Termination and Change in Control Arrangements

The employment agreements with our named executive officers provide for potential severance and change in control payments and other consideration, and the retention agreement with Mr. Fishman provides for the accelerated vesting of outstanding restricted stock and other consideration upon a change in control, as described below. The terms of these agreements were established through negotiation, during which we considered the various factors discussed in the prior section. Our equity compensation plans also provide for the accelerated vesting of outstanding stock options and restricted stock in connection with a change in control.

The severance provisions of the agreements are intended to address competitive concerns by providing the executives with compensation that may alleviate the uncertainty associated with foregoing other opportunities and, if applicable, leaving another employer. The change in control provisions of the employment agreements dictate that the executive receives certain cash payments and other benefits only if there is a change in control and the executive is terminated in connection with the change in control. This "double trigger" is intended to allow us to rely upon each named executive officer's continued employment and objective advice, without concern that the named executive officer might be distracted by the personal uncertainties and risks created by an actual or proposed change in control. These potential benefits provide our named executive officers with important protections that we believe are necessary to attract and retain executive talent.

The change in control provisions of the retention agreement with Mr. Fishman dictates that all outstanding restricted stock awards granted thereunder shall vest as of the date of a change in control. In the event that a change in control occurs prior to Mr. Fishman's receipt of each of the three grants provided for under the retention agreement and he remains continuously employed by us until the change in control, in lieu of any of the grants that have not yet been made, he shall be entitled to receive an amount in cash equal to the product of (i) the fair market value per common share on the date of the change in control multiplied by (ii) 250,000 multiplied by (iii) the number of fiscal years during which he is entitled to receive an annual restricted stock award under the retention agreement but had not yet received the annual grant as of the date of the change in control. In the event of a change in control that occurs following termination of Mr. Fishman's employment without cause or through a constructive termination, he shall be entitled to receive any unpaid Equity Value Payments. The amount of any such Equity Value Payment shall be determined as described in the "Retention Agreement" section of this CD&A, provided that (y) in the case of any restricted stock award that has been adjusted within the collars established by the retention agreement prior to the change in control, the Equity Value Payment shall be equal to the product of (a) the fair market value per common share as of the date of the change in control multiplied by (b) the adjusted number of common shares underlying the restricted stock awards that would have been granted to Mr. Fishman, and (z) in the case of any Equity Value Payment that has not been adjusted prior to the change in control, the Equity Value Payment shall be equal to the product of (a) the fair market value per common share as of the date of the change in control multiplied by (b) 250,000.

While the Committee considers the potential payments upon termination or change in control annually when it establishes compensation for the applicable year, this information is not a primary consideration in setting salary, bonus payout percentages or equity compensation. We believe that the objectives of attracting and retaining qualified executives and providing incentives for executives to continue their employment with us would not be adequately served if potential payments to a named executive officer upon termination or change in control were a determinative factor in awarding current compensation.

See the "Potential Payments Upon Termination or Change in Control" narrative disclosure and tables following this CD&A for a discussion of compensation that may be paid to our named executive officers in connection with a change in control or the termination of their employment with us.

Indemnification Agreements

Each named executive officer is party to an indemnification agreement with us. Each indemnification agreement provides the named executive officer with a contractual right to indemnification from us in the event the executive becomes subject to a threatened or actual claim or lawsuit arising out of his or her service to us, unless the act or omission of the executive giving rise to the claim for indemnification was occasioned by his or her intent to cause injury to us or by his or her reckless disregard for our best interests, and, in respect of any criminal action or proceeding, he or she had reasonable cause to believe his or her conduct was unlawful. The indemnification agreements are intended to allow us to rely upon each named executive officer's objective advice, without concern that the named executive officer might be distracted by the personal uncertainties and risks created by a threatened or actual claim or lawsuit. We believe that providing our named executive officers with the important protections under the indemnification agreements is necessary to attract and retain qualified executives.

Retirement Plans

We maintain four retirement plans: (i) a tax-qualified defined contribution plan ("Savings Plan"); (ii) a non-qualified supplemental defined contribution plan ("Supplemental Savings Plan"); (iii) a tax-qualified, funded noncontributory defined benefit pension plan ("Pension Plan"); and (iv) a non-qualified, unfunded supplemental defined benefit pension plan ("Supplemental Pension Plan"). We believe that the Savings Plan and Supplemental Savings Plan are generally commensurate with the retirement plans provided by companies in our peer groups, and that providing these plans allows us to better attract and retain qualified executives. See the narrative disclosure accompanying the Nonqualified Deferred Compensation tables following this CD&A for a discussion of Savings Plan and Supplemental Savings Plan. Participation in the Pension Plan and Supplemental Pension Plan, which we do not believe are material elements of our executive compensation program, is limited to certain employees whose hire date precedes April 1, 1994. None of our named executive officers are eligible to participate in the Pension Plan or Supplemental Pension Plan.

Our Executive Compensation Program for Fiscal 2010

The Committee takes the lead in establishing executive compensation annually, but seeks approval of compensation decisions from the other outside directors. The Committee believes having all outside directors approve executive compensation is consistent with best practices in corporate governance. The Committee also requests from our CEO performance evaluations and recommendations on the compensation of the other EMC members because of his direct knowledge of the performance and contributions of each of the other EMC members. Additionally, as discussed in more detail below in the "Role of Management" and "Independent Compensation Consultant" sections of this CD&A, the Committee consults with management and may engage independent compensation consultants to take advantage of their specialized expertise.

The process of evaluating our executives begins at our Board meeting in the second quarter of the fiscal year before compensation adjustments will be made (e.g., in May 2009 for adjustments made in fiscal 2010) and continues quarterly through updates that our CEO delivers to the outside directors to keep them apprised of the performance of each other EMC member. At our Committee and Board meetings in the first quarter of the fiscal year for which compensation is being set (e.g., in March 2010 for fiscal 2010 compensation), our CEO provides the Committee and the other outside directors with a thorough performance evaluation of each other EMC member and presents his recommendations for their compensation. The Committee also conducts executive sessions to evaluate our CEO's performance, with the most detailed evaluation including all outside directors during our first quarter Board meeting. See the "Performance Evaluation" section of this CD&A for a discussion of the factors considered by our CEO, the Committee and the other outside directors when evaluating performance.

At its March 2010 meeting, the Committee:

- reviewed and discussed the continued appropriateness of our executive compensation program, including its underlying philosophy, objectives and policies;
- reviewed and discussed our CEO's performance, contributions and value to our business;
- reviewed and discussed our CEO's performance evaluations and compensation recommendations for the other EMC members;
- reviewed and discussed the comparative compensation data that it received through surveys conducted by independent compensation consultants and analyzed by management;
- analyzed the total compensation earned by each EMC member during the immediately preceding two fiscal years;
- analyzed the potential payments to each EMC member upon termination of employment and change in control events;
- considered the parameters on executive compensation awards established by the terms of the shareholder-approved plans under which bonus and equity compensation may be awarded and the employment agreements between us and each EMC member;
- prepared its recommendation on the compensation of each EMC member for fiscal 2010;
- determined that a bonus was payable under the 2006 Bonus Plan as a result of corporate performance in fiscal 2009; and
- determined that the second trigger for the fiscal 2008 restricted stock awards and the first and second triggers for the fiscal 2009 restricted stock awards were achieved as a result of corporate performance in fiscal 2009.

The Committee then shared its recommendations on the EMC members' compensation, including the underlying data and analysis, with the other outside directors for their consideration and approval. The Committee's recommendations were, with respect to the EMC members other than the CEO, consistent with the CEO's recommendations. At the March 2010 Board meeting, the outside directors discussed with the Committee the form, amount of, and rationale for the recommended compensation and, consistent with the Committee's recommendations, finalized the compensation awards for the EMC members.

Except where we discuss the specifics of a named executive officer's fiscal 2010 compensation, the evaluation and establishment of our named executive officers' fiscal 2010 compensation was substantially similar. Based on their review of each element of executive compensation separately, and in the aggregate, the Committee and the other outside directors determined that our named executive officers' compensation for fiscal 2010 was reasonable and not excessive and was consistent with our executive compensation philosophy and objectives.

Salary for Fiscal 2010

The salaries paid to our named executive officers for fiscal 2010 are shown in the "Salary" column of the Summary Compensation Table. During its annual review of executive compensation in March 2010, the Committee considered our fiscal 2009 performance during a very difficult environment nationwide for retailers and the prior decision to freeze our named executive officers' salaries for fiscal 2009. Additionally, when evaluating the salaries of Mr. Cooper, Ms. Bachmann and Mr. Haubiel, the Committee considered their promotion to Executive Vice President in March 2010 and the additional responsibilities assumed by each of them in fiscal 2010. The Committee and the other outside directors believed that our outstanding performance and growth in fiscal 2009 was a direct result of our named executive officers' individual performances, as discussed in the "Performance Evaluation" section of this CD&A. Accordingly, the Committee and other outside directors approved the following fiscal 2010 salaries for our named executive officers: Mr. Fishman: $1,400,000; Mr. Cooper: $500,000; Ms. Bachmann: $500,000; Mr. Martin: $550,000; and Mr. Haubiel: $415,000. These annualized salaries became effective on March 21, 2010.

Bonus for Fiscal 2010

The bonuses paid to our named executive officers under the 2006 Bonus Plan for fiscal 2010 are shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. At its annual review in March 2010, the Committee and other outside directors approved the financial measure, corporate performance amounts and payout percentages for the fiscal 2010 bonuses.

The Committee and the other outside directors selected operating profit as the financial measure for the fiscal 2010 bonuses because they believe it is a strong indicator of our profitability, ongoing operating results and financial condition. The Committee and other outside directors selected the corporate performance amounts based on the annual corporate operating plan set by the Board. The corporate performance amounts were set slightly below (for the floor bonus), at (for the target bonus), and above (for the stretch bonus) the projected operating profit in our annual corporate operating plan. The Committee and other outside directors believe the selected amounts provided challenging, but reasonable, levels of performance that were appropriate in light of our projected corporate operating plan for fiscal 2010, the then-current uncertainty around the general economic conditions in the United States, and our objective to promote sustained profitability while providing objectives that motivate our executives. Because the Committee and the other outside directors consider the specific circumstances that we expect to face in the coming fiscal year (e.g., year-over-year comparable performance, general economic factors and performance of the retail sector), the relationship between each of the corporate performance amounts and between the corporate performance amounts and our annual corporate operating plan may vary significantly from year to year.

The payout percentages for our named executive officers were made at the discretion of the Committee and the other outside directors, subject to the minimum payout percentages established in each named executive officer's employment agreement. The Committee and the other outside directors elected to increase Mr. Fishman's bonus payout percentage for fiscal 2010 because of his continued leadership, our strong performance in fiscal 2009 and to remain competitive with bonus payout percentages of chief executive officers within peer group companies. The Committee and other outside directors also elected to increase the bonus payout percentage for Mr. Haubiel because of his assumption of additional responsibilities, his promotion to Executive Vice President in March 2010, and to bring his bonus payout percentage in line with our other executive vice presidents. The Committee and other outside directors elected to maintain the bonus payout percentages for the other named executive officers at the minimum levels established by the employment agreements, which were the same as the payout percentages in the prior fiscal year. This decision was primarily driven by the belief that those bonus payout percentages were appropriate for fiscal 2010 to accomplish our executive compensation objectives.

In order to calculate bonuses under the 2006 Bonus Plan, we first calculate the financial measure for purposes of our financial statements. Once calculated for purposes of our financial statements, it is adjusted, for purposes of the bonus calculation, to remove the effect of events, transactions or accrual items set forth in the 2006 Bonus Plan and approved by the Committee early each fiscal year when the corporate performance amount and bonus payout percentages are established. These adjustments may have the net effect of increasing or decreasing the resulting corporate performance amount. Additionally, the Committee may exercise negative discretion to cancel or decrease the bonuses earned (but not increase a bonus for a covered employee, as that term is used within Section 162(m) of the IRC). Accordingly, the resulting corporate performance amount may differ from the financial measure (i.e., operating profit) amount reflected on the financial statements included with our Form 10-K.

After calculating the financial measure and making the adjustments described in the preceding paragraph, the Committee exercised negative discretion to reduce the resulting fiscal 2010 corporate performance amount (to the amount reflected in the table below) to exclude certain accrual items that, under the 2006 Bonus Plan and the Committee's approval in March 2010, would have otherwise increased the corporate performance amount and resulting bonuses. The Committee opted to make the downward adjustment by excluding the accrual items principally because they were anticipated as part of the annual corporate operating plan upon which the financial measure and corporate performance amounts were established for fiscal 2010, and the Committee did not believe that the accrual items should have the effect of increasing fiscal 2010 bonus compensation. The Committee's decision to exercise negative discretion was not based on corporate or individual performance factors.

The following table reflects the payout percentage for each bonus level and the corporate performance amount required to achieve the corresponding bonus level, with the results for fiscal 2010, calculated as described above (including the Committee's discretionary reduction discussed in the preceding paragraph), noted:

Bonus Level and 2010 Results	Payout Percentage (% of salary)					Corporate Performance Amount ($)
	Mr. Fishman	Mr. Cooper	Ms. Bachmann	Mr. Martin	Mr. Haubiel	
No Bonus	0.0	0.0	0.0	0.0	0.0	0 - 331,847,999
Floor	60.0	30.0	30.0	30.0	30.0	331,848,000
Target	120.0	60.0	60.0	60.0	60.0	347,650,000
Stretch	240.0	120.0	120.0	120.0	120.0	363,452,000
2010 Results	197.84	98.92	98.92	98.92	98.92	357,900,213

Our fiscal 2010 performance was higher than the targeted expectations of the Board, the Committee and management, thus a bonus was earned between the target and stretch levels. The primary aim in setting the goals was to reward 2006 Bonus Plan participants while encouraging strong corporate earnings growth. As a consequence of the fiscal 2010 bonus payments, total cash compensation paid to our named executive officers for fiscal 2010 was generally at or above the median for our peer groups. We believe higher than market average total cash compensation is appropriate in light of our fiscal 2010 performance and furthers our objectives to motivate our executives and reward superior performance.

Equity for Fiscal 2010

All equity awards granted to our named executive officers in fiscal 2010 were made under the 2005 Incentive Plan and are reflected in the Grants of Plan-Based Awards in Fiscal 2010 table. The equity compensation awarded to our named executive officers for fiscal 2010 consisted of restricted stock awards and, with the exception of Mr. Fishman, non-qualified stock options. The Committee believes that the grant of a significant quantity of restricted stock and stock options to our named executive officers further aligns their interests with the interests of our shareholders and provides us with a significant retention and motivation tool. Accordingly, our named executive officers' equity interests in our organization, through restricted stock and stock options, comprise a substantial portion of their compensation. The Committee is not tied to any particular process or formula to determine the size of the equity awards granted to our named executive officers. Consequently, the Committee uses its discretion to grant equity awards and may consider the various factors discussed below. In fiscal 2010, to determine the size of the equity awards for our named executive officers, the Committee undertook the following process:

- The Committee reviewed a management-prepared projection of the estimated number of common shares to be granted during fiscal 2010 to all recipients other than our CEO. As it related to the EMC members other than our CEO, this projection was based on historical grant information, anticipated future events, and our CEO's evaluation of individual performance and recommendations.
- In executive session, the Committee evaluated and approved our CEO's recommendations for equity awards for the other EMC members and determined the equity award for our CEO. In each case, the Committee made these determinations based on historical grant information and the Committee's subjective views of comparative compensation data, retention factors, corporate performance (particularly operating profit, income from continuing operations, selling and administrative expenses and earnings per share against planned and prior performance), individual performance, the executive's level of responsibility, the potential impact that the executive could have on our operations and financial condition, and the market price of our common shares. See the introduction to the "Our Executive Compensation Program for Fiscal 2010" section and the "Performance Evaluation" section of this CD&A for a discussion of how our CEO and the Committee evaluate performance.
- The Committee reviewed the total number of common shares authorized for awards in fiscal 2010 to ensure that such amount would not exceed the total number of common shares available for grant in fiscal 2010. See the "Bonus and Equity Plans" disclosure that follows the Summary Compensation Table for more information concerning the common shares available for issuance under the 2005 Incentive Plan.

This process was employed to ensure that executive equity compensation is commensurate with corporate and individual performance and remains consistent with our policy that incentive compensation should increase as a percentage of total compensation as the executive's level of responsibility and the potential impact that the executive could have on our operations and financial condition increases. Specifically, the retention of Mr. Fishman, as discussed below and in the "Retention Agreement" section of this CD&A, and the items of corporate and individual performance, as described in the "Performance Evaluation" section of this CD&A, were the most significant factors in awarding equity to our named executive officers in fiscal 2010.

In comparison to the other named executive officers who received restricted stock and stock options, Mr. Fishman's fiscal 2010 equity award was solely in the form of restricted stock. The Committee and other outside directors believe this difference is necessary to retain Mr. Fishman, as they believe his continued leadership is important to our future performance, and to provide him with equity compensation that is competitive with the equity compensation awards made to chief executive officers by peer group companies. Additionally, this decision was driven by the following considerations:

- *The CEO should receive more at-risk incentive compensation than the other named executive officers.* Consistent with the key objectives of our executive compensation program, the Committee and other outside directors believe that our CEO should be awarded at-risk incentive compensation in larger amounts than the other named executive officers, because our CEO's level of responsibility and potential impact on our operations and financial condition are greater than the other named executive officers.
- *Restricted stock is generally more valuable to the executive than stock options and, therefore, requires fewer common shares to provide an equivalent value.* The per share value of restricted stock to the executive is generally greater than the per share value of stock options to the executive. This is generally true because stock options provide value to the executive only if and to the extent the market price of our common shares increases during the exercise period, while restricted stock provides value once it vests. Therefore, it is more efficient to deliver equity awards in the form of restricted stock. We can award fewer common shares in the form of restricted stock and still provide the executive with the same value that could be delivered by awarding a greater number of common shares underlying a stock option.
- *Awarding fewer common shares is less dilutive to our shareholders and the other equity award recipients.* Using fewer common shares underlying restricted stock awards to deliver an equivalent value to the executive in stock options has the benefit of being less dilutive to our shareholders and uses fewer of the common shares available under the 2005 Incentive Plan. As compared to fiscal 2009, we were able to reduce by approximately 37% the number common shares underlying equity awards made, in the aggregate, to Mr. Fishman, Mr. Cooper, Ms. Bachmann and Mr. Martin (the four individuals who served as our named executive officers in both fiscal 2009 and fiscal 2010). A primary reason we were able to make this reduction was our strategy to award Mr. Fishman more common shares underlying a restricted stock award (250,000 in fiscal 2010 compared to 200,000 in fiscal 2009), but far fewer common shares underlying a stock option award (none in fiscal 2010 compared to 330,000 in fiscal 2009).
- *Counterbalancing factors: It is not permissible, and may not be cost-effective to us, to grant all equity awards in the form of restricted stock.* Although it may be more efficient and less dilutive to provide equity awards in the form of restricted stock, the: (i) 2005 Incentive Plan prohibits us from awarding more than one-third of all awards granted pursuant to the plan in the form of restricted stock, restricted stock units and performance units; (ii) financial statement expense to us associated with restricted stock is generally greater on a per share basis than the expense to us associated with stock options; and (iii) Committee and other outside directors believe stock options also provide a strong incentive to increase shareholder value, because stock options provide value to the executive only if the market price of our common shares increases.

As discussed in the "Retention Agreement" section of this CD&A, we entered into a retention agreement with Mr. Fishman in March 2010. Pursuant to the terms of the retention agreement, Mr. Fishman received a performance-based restricted stock award of 250,000 common shares in fiscal 2010. In order for Mr. Fishman's fiscal 2010 award to vest, (i) he had to remain employed by us through the first anniversary of the award and, (ii) for fiscal 2010, we had to achieve at least 90% of the corporate performance amount that we attained in fiscal 2009, as calculated for purposes of determining whether bonuses were payable under the 2006 Bonus Plan. Our operating profit, as adjusted to remove the effect of unusual or non-recurring events, transactions and accruals and any negative discretion exercised by the Committee, was used to determine the corporate performance amount. See the "Bonus for Fiscal 2010" section of this CD&A for more information regarding the calculation of the corporate performance amount. The corporate performance amount attained in fiscal 2009 was $323,167,330. Accordingly, in order Mr. Fishman's fiscal 2010 restricted stock award to vest, we had to achieve a fiscal 2010 corporate performance amount of at least $290,850,597. The corporate performance amount for fiscal 2010 was $357,900,213 and Mr. Fishman remained employed beyond the first anniversary of the award; therefore, Mr. Fishman's 2010 restricted stock award vested on the first trading day after we filed with the SEC our Form 10-K for fiscal 2010.

The restricted stock awarded to our named executive officers, other than Mr. Fishman, in fiscal 2010 vests upon attaining the first trigger and the first to occur of (i) attaining the second trigger, (ii) the lapsing of five years after the grant date while continuously employed, or (iii) the grantee's death or disability (which results in the vesting of a prorated portion of the award). The financial measure applied to the restricted stock awards granted to the non-CEO named executive officers in fiscal 2010 was the greater of (w) earnings per common share – diluted from continuing operations and (x) earnings per common share – diluted from continuing operations before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be). If neither of these amounts appear on the consolidated statement of operations included in our Form 10-K for the applicable fiscal year, then the financial measure to be used is the greater of (y) earnings per common share – diluted and (z) earnings per common share – diluted before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be) as it appears in the Form 10-K for the applicable fiscal year. After each financial measure is calculated for purposes of our financial statements, it is adjusted, for purposes of the restricted stock award calculations, to remove the effect of any gain or loss as a result of litigation or lawsuit settlement that is specifically disclosed, reported or otherwise appears in our periodic filings with the SEC or our annual report to shareholders. These financial measures were selected because the Committee and the other outside directors believe they provide a good indication of our profitability, ongoing operating results and financial condition.

The first trigger for the fiscal 2010 restricted stock awards is $1.50 under the applicable financial measure. The second trigger for the fiscal 2010 restricted stock awards is $2.94 under the applicable financial measure. While the first trigger was met (under the earnings per common share – diluted from continuing operations financial measure) for the fiscal 2010 restricted stock awards, the second trigger was not met in fiscal 2010. Having met the first trigger, if the named executive officer remains employed by us, the restricted stock will vest upon the earliest of: (i) the first trading day after we file with the SEC our Form 10-K for the year in which the second trigger is met; (ii) the opening of our first trading window that is five years after the grant date; and (iii) the death or disability of the named executive officer, in which case 20% of the award will vest for each consecutive year of employment completed from the grant date to the date of death or disability. The restricted stock will be forfeited if the named executive officer's employment with us terminates prior to vesting (except as described above in the case of death or disability).

The Committee and the other outside directors believed that the financial measures and corporate performance amount applicable to the second trigger that they approved in March 2010 represented strong, but reasonable, levels of performance that would be a challenge to achieve. The second trigger for restricted stock awarded in fiscal 2010 was approximately 34.9% greater than the second trigger for restricted stock awarded in fiscal 2009. The Committee and other outside directors believe the selected corporate performance amount was appropriate in light of our high levels of performance in fiscal 2009, our projected multi-year operating plan and our objectives to motivate our executives, reward superior performance and align the interests of our executives and shareholders, while balancing the uncertainty around the general economic conditions in the United States at the time in which the awards were made.

The stock options awarded to our named executive officers in fiscal 2010 have an exercise price equal to the fair market value of our common shares on the grant date (i.e., $35.92), vest equally over four years, and expire seven years after the grant date. Additionally, if a named executive officer dies or becomes disabled before the last scheduled vesting date, the then-remaining unvested portion of the stock option award will vest on the day such event occurred, provided such event occurred at least six months following the grant date.

Performance Evaluation

Our CEO, the Committee and the outside directors do not rely solely on predetermined formulas when they evaluate corporate performance or individual performance. Performance is generally evaluated against the following objective and subjective factors, although the factors considered may vary for each executive and as dictated by business conditions:

- long-term strategic goals;
- short-term business goals;
- profit and revenue goals;
- expense goals;
- operating margin improvement;
- revenue growth versus the industry;
- earnings-per-share growth;
- continued optimization of organizational effectiveness and productivity;
- leadership and the development of talent; and
- fostering teamwork and other corporate values.

Our CEO, the Committee and the outside directors may each consider different factors and may value the same factors differently. In selecting individual and corporate performance factors for each EMC member and measuring an executive's performance against those factors, our CEO, the Committee and the other outside directors also consider the performance of our competitors and general economic and market conditions. None of the factors are assigned a specific weight. Instead, our CEO, the Committee and the other outside directors recognize that the relative importance of these factors may change as a result of specific business challenges and changing economic and marketplace conditions. So although the Committee and the other outside directors consider our CEO's recommendations, the Committee and the other outside directors may not follow, and are not bound by, our CEO's recommendations on executive compensation.

Fiscal 2010 compensation for our named executive officers was made at the discretion of the Committee and the other outside directors and was generally based upon the factors discussed in this CD&A, including corporate and individual performance and comparative compensation data. Specifically, the following items of corporate and individual performance were most significant in awarding compensation to our named executive officers for fiscal 2010.

- Mr. Fishman:
  - (i) Fiscal 2009 earnings per common share from continuing operations-diluted was $2.44 – approximately 29.1% above our fiscal 2009 corporate operating plan and our fiscal 2008 results;
  - (ii) Fiscal 2009 operating profit was $325.0 million – approximately 27.5% above our fiscal 2009 corporate operating plan and our fiscal 2008 results;
  - (iii) Fiscal 2009 income from continuing operations was $201.4 million – approximately 28.3% above our fiscal 2009 corporate operating plan and approximately 30.1% above our fiscal 2008 results;
  - (iv) Fiscal 2009 SG&A expenses were $1,607.3 million – approximately $10.8 million below our fiscal 2009 corporate operating plan;
  - (v) Significant increase in our cash flow in fiscal 2009 as compared to our fiscal 2009 corporate operating plan and fiscal 2008 results; and
  - (vi) Continued progress of our executive succession plan.

- Mr. Cooper:
  - (i) Fiscal 2009 SG&A expense performance;
  - (ii) Fiscal 2009 cash flow performance;
  - (iii) Development and implementation of our annual corporate operating plan and our long-range strategic plan;
  - (iv) Executive leadership support for effective cash deployment and investor relations; and
  - (v) Management's interface with the Audit Committee.
- Ms. Bachmann:
  - (i) Contribution through the merchandise planning and allocation departments toward improving our fiscal 2009 inventory turnover rate by approximately 2.8% above our fiscal 2008 results;
  - (ii) Successful implementation of enhancements and upgrades to current information technology infrastructure supporting our business needs; and
  - (iii) Continued the multi-year implementation of the SAP for Retail information technology system that will replace our core merchandising and financial systems, including the successful implementation of SAP Financials.
- Mr. Martin:
  - (i) Contribution through the merchandising department toward improving our fiscal 2009 inventory turnover rate by approximately 2.8% above our fiscal 2008 results;
  - (ii) Improved initial mark-up of merchandise by approximately 0.4% above our fiscal 2009 corporate operating plan; and
  - (iii) Improved gross margin dollars by approximately $61.9 million above our fiscal 2008 results.
- Mr. Haubiel:
  - (i) Fiscal 2009 net store openings of 22 – 17 above our fiscal 2009 goal and 36 above our fiscal 2008 results;
  - (ii) Successful restructuring of the real estate administration function;
  - (iii) Executive leadership support for the effective and efficient management of legal affairs and the development of risk-weighted solutions to complex business and legal issues; and
  - (iv) Management's interface with the Nominating / Corporate Governance Committee and the Compensation Committee.

See the "Comparative Compensation Data" section of this CD&A for more information regarding the impact that the competitive market has on our executive compensation program.

Role of Management

As discussed in this CD&A, our CEO plays a significant role in determining executive compensation. Additionally, our CEO and the Committee consult with management from our human resources, finance and legal departments regarding the design and administration of our compensation programs, plans and awards for executives and directors. These members of management provide the Committee and CEO with advice regarding the competitive nature of existing and proposed compensation programs and the impact of accounting rules, laws and regulations on existing and proposed compensation programs. Management from our human resources, finance and legal departments may also act pursuant to delegated authority to fulfill various functions in administering our employee benefit and compensation plans. Such delegation is permitted by the Committee's charter and our compensation plans. Those groups to whom the Committee has delegated certain responsibilities are each required to periodically report their activities to the Committee.

Our CEO and some of these members of management attend general meetings of the Committee, and the CEO participates in the Committee's discussions regarding the compensation of the other EMC members. However, these individuals do not participate in executive sessions of the Committee or when executive compensation determinations are made by the Committee and the other outside directors.

Independent Compensation Consultant

Pursuant to the authority granted to the Committee by its charter, the Committee may retain independent compensation consultants as it deems necessary. In establishing executive compensation for fiscal 2010, the Committee did not retain an independent compensation consultant, but did reference (as discussed below) non-customized compensation surveys provided by multiple independent compensation consultants at the request of our human resources department.

Comparative Compensation Data

The Committee uses data regarding the compensation paid to executives at other companies in its annual review of the compensation paid to EMC members. For fiscal 2010, the Committee evaluated a group of retailers that we believe is similarly situated to us and with whom we compete for talent. When considering the composition of the retailer-only peer group, the Committee selected retail companies that have median and average financial measures similar to ours. Among the financial measures considered were revenues, market capitalization, net income, earnings per share, price-to-earnings ratio and shareholder return. Our human resources department provided the Committee with comparative executive compensation data it obtained from the proxy statements and other reports made public by the companies in the retailer-only peer group. Additionally, the Committee reviewed executive compensation data from a broader base of companies that was aggregated in one or more of the non-customized compensation surveys obtained from Mercer, TowersWatson, Hewitt Associates and Hay Group. This broader peer group was comprised of Standard & Poor's Retail Stores Index companies and other companies, including non-retailers, with whom we believe we also compete for talent and whose revenues or operations are similar to ours. We believed it was prudent to consult both sets of information, because the compensation surveys for the broader group include compensation information on more executives, including executives who are not included in publicly-available documents. The broader peer group also provides a more extensive basis on which to compare the compensation of the EMC members, particularly EMC members whose responsibilities, experience and other factors are not directly comparable to those executives included in the publicly-available reports of the retailer-only group. These peer groups vary from year to year based on the Committee's assessment of which companies we believe compete with us for talent and are similar to us in terms of operations or revenues and the continued availability of compensation information from companies previously included in either peer group. For a list of the companies included in the peer groups, refer to Appendix A of this Proxy Statement.

The Committee and our human resources department reviewed each EMC member's responsibilities and compared, where possible, the compensation of each executive to the compensation awarded to similarly-situated executives at peer group companies. The Committee compared the total direct compensation levels for our EMC members to the total direct compensation of similarly situated executives within the peer groups. For purposes of this evaluation, no specific weight was given to one peer group over the other and total direct compensation was comprised of salary, bonus at the targeted level and equity awards.

While we often award total direct compensation in the range of the fiftieth to seventy-fifth percentile of total direct compensation paid by the peer groups, this range merely provides a point of reference and market check and is not a determinative factor for setting our executives' compensation and, as discussed in this CD&A, compensation is subjectively determined based on numerous factors. We believe this approach to the use of compensation data enables us to retain the flexibility necessary to make adjustments for performance and experience, to attract, retain and motivate top talent, and to reward executives who we believe excel or take on greater responsibility than executives at peer group companies.

Tally Sheets and Wealth Accumulation

The Committee reviewed tally sheets that set forth the total and each element of compensation awarded to each EMC member for the immediately preceding two fiscal years, as well as estimated post-employment and change in control compensation that may be payable to such executives. The purpose of the tally sheets is to consolidate all elements of actual and projected compensation for our executives, so the Committee may analyze the individual elements of compensation, the mix of compensation and the total amount of actual and projected compensation. With this information, the Committee determined that the compensation awarded to our executives is reasonable and consistent with our executive compensation philosophy and objectives.

These tally sheets also included an estimate of the amount of total value accumulated, and total value that will be accumulated, by each EMC member through prior equity awards (assuming employment continues, awards vest and the market price of our common shares fluctuates through the life of the awards). While the Committee considered the accumulated total value as a factor in setting fiscal 2010 compensation, this information was not a primary consideration. The Committee believes that its objectives of motivating executives to achieve short-term and long-term goals, rewarding executives for achieving those goals and providing incentives for executives to continue their employment with us would not be adequately served if the accumulated total value of an EMC member's equity awards was a determinative factor in awarding future compensation.

Internal Pay Equity

In the process of reviewing each element of executive compensation separately and in the aggregate, the Committee considered information comparing the relative compensation of our CEO to the other EMC members. This information was considered to ensure that our executive compensation program is internally equitable, which we believe promotes executive retention and motivation. The comparison included all elements of compensation. The relative difference between the compensation of our CEO and the compensation of our other named executive officers did not change significantly in fiscal 2010, and it has not changed significantly since hiring Mr. Fishman in 2005. The Committee believes that the disparity between Mr. Fishman's compensation and the compensation for the other EMC members is appropriate in light of his responsibilities and remains necessary to retain and motivate a chief executive with Mr. Fishman's experience.

Minimum Share Ownership Requirements

We have Board-adopted minimum share ownership requirements for all outside directors and EMC members. These requirements are designed to ensure that outside directors' and executives' long-term interests are closely aligned with those of our shareholders. Under the requirements, the outside directors and EMC members must, at a minimum, own common shares having an aggregate value equal to the following multiple of his or her Board retainer or salary (as is in effect at the time compliance with the requirements is evaluated), as applicable:

Title	Multiple of Retainer or Salary
Director	4x
Chief Executive Officer	4x
Executive Vice President	2x
Senior Vice President	1x

Shares counted toward these requirements include common shares held directly or through a broker, common shares held under the Savings Plan or Supplemental Savings Plan, unvested restricted stock, and vested but unexercised in-the-money stock options. Each outside director that served on the Board when these requirements were adopted in March 2008 must meet the requirements on the date of the 2013 annual meeting of shareholders and at subsequent annual meetings. Each EMC member that was an EMC member when these requirements were adopted must meet the requirements on the date that adjustments to annual executive compensation are made in 2013 and on subsequent annual adjustment dates. Directors elected and executives hired or promoted after the adoption of the requirements must meet the requirements on the first testing date for directors or executives following the fifth anniversary of their election, hire or promotion, as applicable.

Equity Grant Timing

Pursuant to the terms of the 2005 Incentive Plan, the grant date of equity awards must be the later of the date the terms of the award are established by corporate action or the date specified in the award agreement. Consistent with prior years, in fiscal 2010, the outside directors, after consultation with the Committee, specified that the grant date of the equity awards made in connection with the annual performance reviews of the EMC members was the second trading day following our release of fiscal 2009 results. This future date was established to allow the market to absorb and react to our release of material non-public information, and to avoid any suggestion that the Board, the Committee or any employee manipulated the terms of the equity awards. For equity awards made throughout the fiscal year, which generally are made as a result of a hiring or promotion, the grant date is the date of the related event (i.e., the first day of employment or effective date of promotion). We have no policy of timing the grant date of these mid-year equity awards with the release of material non-public information, and we have not timed the release of material non-public information for the purpose of affecting the value of any equity awards.

Tax and Accounting Considerations

The Committee reviews and considers the impact that tax laws and accounting regulations may have on the executive compensation awards, including the deductibility of executive compensation under Section 162(m) of the IRC ("Section 162(m)"). In doing so, the Committee relies on guidance from members of our finance and legal departments, as well as outside accountants and attorneys.

Section 162(m) generally limits the tax deductions for compensation expense in excess of $1 million paid to our CEO and our three other highest compensated executives (excluding the principal financial officer). Compensation in excess of $1 million may be deducted if it is "qualified performance-based compensation" within the meaning of Section 162(m). Except as discussed below, we believe that compensation paid under our equity and bonus compensation plans is generally fully deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for our executives or to otherwise further our executive compensation philosophy and objectives. When considering whether to award compensation that will not be deductible, the Committee compares the cost of the lost deduction against the competitive market for executive talent and our need to attract, retain and motivate the executive, as applicable.

For fiscal 2010, the Committee believes it has taken the necessary actions to preserve the deductibility of all payments made under our executive compensation program, with the exception of a portion of the compensation paid to Mr. Fishman. If the IRC or the related regulations change, the Committee intends to take reasonable steps to ensure the continued availability of deductions for payments under our executive compensation program, while at the same time considering our executive compensation philosophy and objectives and the competitive market for executive talent.

Our Executive Compensation Program for Fiscal 2011

At its meeting in March 2011, the Committee: (i) certified that a bonus was payable for fiscal 2010 under the 2006 Bonus Plan; (ii) reviewed the tally sheets and compensation history for all EMC members; (iii) reviewed internal pay equity information and comparative compensation data from our retailer-only and broader peer groups; (iv) reviewed the at-risk incentive compensation as a percentage of the total executive compensation awarded for fiscal 2010 for each named executive officer; and (v) formulated its recommendations to the other outside directors for fiscal 2011 executive compensation (including the financial measure, corporate performance amounts and payout percentages for bonuses, the amount of common shares underlying stock option and restricted stock awards, and the first and second triggers for restricted stock awards). The Committee also reviewed drafts of this CD&A and the other compensation disclosures required by the SEC. At the subsequent Board meeting, the Committee recommended, and the outside directors approved, the following fiscal 2011 salaries, payout percentages for the target bonus level (with floor being one-half of the target payout percentage and stretch being double the target payout percentage) and equity awards for our named executive officers:

Name	Fiscal 2011 Salary ($)	Fiscal 2011 Target Bonus Payout Percentage (%)	Common Shares Underlying Stock Option Award (#)	Common Shares Underlying Restricted Stock Award (#)
Mr. Fishman	1,400,000	120	0	250,000
Mr. Cooper	535,000	60	40,000	30,000
Ms. Bachmann	535,000	60	40,000	30,000
Mr. Martin	575,000	60	35,000	25,000
Mr. Haubiel	440,000	60	40,000	30,000

Summary Compensation Table

The following table sets forth the compensation earned by or paid to our named executive officers (Mr. Fishman, our CEO; Mr. Cooper, our Chief Financial Officer; and each of our three other most highly compensated executive officers in fiscal 2010) for each of the last three fiscal years.

Name and Principal Position *(1)* (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)*(2)* (e)	Option Awards ($)*(3)* (f)	Non-Equity Incentive Plan Compensation ($)*(4)* (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)*(5)(6)* (i)	Total ($)*(7)* (j)
Steven S. Fishman,	2010	1,369,231	—	8,980,000	—	2,769,816	—	275,028	13,394,075
Chairman, Chief Executive	2009	1,200,000	—	3,494,000	2,583,900	2,400,000	—	108,626	9,786,526
Officer and President	2008	1,173,077	—	3,474,900	2,828,100	2,353,560	—	32,625	9,862,262
Joe R. Cooper,	2010	490,769	—	898,000	683,500	494,610	—	32,615	2,599,494
Executive Vice President and	2009	440,000	—	349,400	381,713	528,000	—	29,380	1,728,493
Chief Financial Officer	2008	433,914	—	342,225	417,788	517,792	—	34,168	1,745,887
Lisa M. Bachmann,	2010	490,769	—	898,000	683,500	494,610	—	40,959	2,607,838
Executive Vice President,	2009	440,000	—	349,400	381,713	528,000	—	37,709	1,736,822
Supply Chain Management	2008	436,222	—	342,225	417,788	517,792	—	33,143	1,747,170
and Chief Information Officer									
John C. Martin,	2010	545,385	—	538,800	546,800	544,071	—	42,379	2,217,435
Executive Vice President,	2009	520,000	—	262,050	293,625	624,000	—	32,780	1,732,455
Merchandising	2008	516,974	—	263,250	321,375	611,936	—	33,460	1,746,995
Charles W. Haubiel II	2010	405,000	—	718,400	615,150	410,526	—	29,211	2,178,287
Executive Vice President,									
Legal and Real Estate,									
General Counsel and									
Corporate Secretary (8)									

(1) We are a party to an employment agreement with each of our named executive officers, the material terms of which are described in the "Overview of our Executive Compensation Program - Employment Agreements" section of the CD&A.

(2) The amounts in this column reflect the aggregate grant date fair value of the restricted stock awards granted under the 2005 Incentive Plan to our named executive officers in the fiscal years reported as computed in accordance with ASC 718, excluding the effect of any estimated forfeitures. The aggregate grant date fair value reflected in this column is based on the number of shares of restricted stock granted and the fair value of the restricted stock on the grant date (i.e., for restricted stock granted in fiscal 2010, $35.92 per common share – the average of the opening price and the closing price of our common shares on the NYSE on the grant date, as determined in accordance with ASC 718 and the terms of the 2005 Incentive Plan).

(3) The amounts in this column reflect the aggregate grant date fair value of the stock option awards granted under the 2005 Incentive Plan to our named executive officers in the fiscal years reported as computed in accordance with ASC 718, excluding the effect of any estimated forfeitures. See Note 7 (Share-Based Plans) to the consolidated financial statements and the Critical Accounting Policies and Estimates – Share-Based Compensation section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in our Form 10-K regarding the assumptions underlying the valuation of stock option awards.

(4) The amounts in this column reflect cash bonuses earned under the 2006 Bonus Plan for performance during each of the last three fiscal years. A portion of the cash bonuses earned by Mr. Martin for fiscal 2009 performance and included in this column was deferred into the Supplemental Savings Plan upon the payment of such amount in fiscal 2010. The Supplemental Savings Plan is described in the narrative disclosure accompanying the Nonqualified Deferred Compensation table below.

(5) For fiscal 2010, the amounts in this column include the following compensation for our named executive officers, as more fully described in the table included with this footnote:

i. The reimbursement of taxes related to our payment of healthcare costs covered by the Executive Benefit Plan and long-term disability insurance premiums;

ii. Big Lots matching contributions made pursuant to the Savings Plan and the Supplemental Savings Plan, both of which are described in the narrative disclosure accompanying the Nonqualified Deferred Compensation table below;

iii. Big Lots paid healthcare costs covered by the Executive Benefit Plan, which is described in the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Personal Benefits/Perquisites" section of the CD&A;

iv. Big Lots paid premiums for life insurance, which is generally available to all full-time employees;

v. Big Lots paid premiums for long-term disability insurance, which is described in the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Personal Benefits/ Perquisites" section of the CD&A;

vi. The cost to Big Lots associated with the use of an automobile or the receipt of a cash allowance in lieu of an automobile; and

vii. The aggregate incremental cost to Big Lots associated with Mr. Fishman's non-business use of corporate aircraft.

The aggregate incremental cost of non-business use of corporate aircraft is calculated based on our direct costs associated with operating a flight, including expenses for fuel, oil, landing, ground services, on-board catering, crew hotel and meals, empty return (deadhead) flights and other miscellaneous variable costs. The aggregate incremental cost also includes per flight hour maintenance costs that were calculated based upon the total maintenance costs incurred by us during the prior two years and dividing those costs by the number of hours flown during that same period. Due to the fact that the corporate aircraft are used primarily for business travel, fixed costs which do not change based on usage, such as pilot salaries, hangar fees, management fees, purchase costs, depreciation and capitalized improvements to the aircraft, are excluded. We did not reimburse or otherwise "gross-up" Mr. Fishman for any income tax obligation attributed to his non-business use of corporate aircraft. The benefit of non-business use of corporate aircraft, which was approved by the Compensation Committee for fiscal 2010 as part of Mr. Fishman's overall compensation package, is described in the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Personal Benefits/Perquisites" section of the CD&A.

Name	Reimbursement of Taxes ($)	Big Lots Contributions to Defined Contribution Plans ($)	Big Lots Paid Healthcare Costs under Executive Benefit Plan ($)	Big Lots Paid Life Insurance Premiums ($)	Big Lots Paid Long-Term Disability Insurance Premiums ($)	Use of Automobile or Automobile Allowance ($)	Non-Business Aircraft Usage ($)
Mr. Fishman	5,454	—	4,558	1,380	2,835	21,138	239,663
Mr. Cooper	3,642	9,800	3,919	1,035	1,019	13,200	
Ms. Bachmann	7,184	9,800	8,721	1,035	1,019	13,200	
Mr. Martin	7,743	9,800	9,358	1,139	1,139	13,200	
Mr. Haubiel	2,272	9,800	2,243	859	837	13,200	

(6) We purchase tickets to entertainment and sporting venues for the primary purpose of allowing employees to use such tickets in furtherance of our business. Because we incur no incremental cost if a named executive officer uses such tickets for purposes other than our business, such tickets are not included in the amounts included in this column.

(7) As a percentage of their total compensation in fiscal 2010, fiscal 2009 and fiscal 2008, the salary and non-equity incentive plan compensation (i.e., bonuses earned under the 2006 Bonus Plan) for each named executive officer was as follows:

	Fiscal 2010		Fiscal 2009		Fiscal 2008	
Name	Salary (%)	Non-Equity Incentive Plan Compensation (%)	Salary (%)	Non-Equity Incentive Plan Compensation (%)	Salary (%)	Non-Equity Incentive Plan Compensation (%)
Mr. Fishman	10.2	20.7	12.3	24.5	11.9	23.9
Mr. Cooper	18.9	19.0	25.5	30.5	24.9	29.7
Ms. Bachmann	18.8	19.0	25.3	30.4	25.0	29.6
Mr. Martin	24.6	24.5	30.0	36.0	29.6	35.0
Mr. Haubiel	18.6	18.8	—	—	—	—

(8) Mr. Haubiel was not a named executive officer in fiscal 2009 or fiscal 2008.

Bonus and Equity Plans

The amounts reported in the Summary Compensation Table above include amounts earned under the 2006 Bonus Plan and the 2005 Incentive Plan. Below is a description of the material terms of each plan and the awards made under those plans to our named executive officers, as reflected in the Grants of Plan-Based Awards in Fiscal 2010 table that follows.

Big Lots 2006 Bonus Plan

The 2006 Bonus Plan provides for cash compensation, which is intended to qualify as "qualified performance-based compensation" under Section 162(m), to be paid annually when we meet or exceed minimum corporate performance amounts under one or more financial measures approved by the Compensation Committee and other outside directors at the start of the fiscal year. Whether we will achieve the minimum corporate performance amounts is substantially uncertain at the time the corporate performance amounts and financial measures are established. No right to a minimum bonus exists, and the Compensation Committee has the discretion to cancel or decrease a bonus (but may not increase a bonus for a covered employee (as that term is used within Section 162(m)) calculated under the 2006 Bonus Plan. Any payments made with respect to a fiscal year are made in the first quarter of the following fiscal year. The bonus awards that may be earned under the 2006 Bonus Plan range from the floor to the stretch bonus payout percentages, and include all amounts in between. The smallest target and stretch bonus payout percentages that may be set annually for our named executive officers are set forth in their respective employment agreements. The floor bonus payout percentage is set annually by the Compensation Committee and other outside directors and has historically been one-half of the target bonus payout percentage. Subject to the terms of the employment agreements, the Compensation Committee and the other outside directors retain the right to adjust the payout percentages and, in the past, have generally done so as deemed necessary to realign an executive's bonus opportunity with our compensation philosophy. Pursuant to the terms of the 2006 Bonus Plan, the maximum bonus payable under the plan to a participant in a single fiscal year is $4,000,000. See the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Bonus," "Overview of our Executive Compensation Program – Employment Agreements" and "Our Executive Compensation Program for Fiscal 2010 – Bonus for Fiscal 2010" sections of the CD&A for more information regarding the 2006 Bonus Plan and the awards made under that plan for fiscal 2010.

Big Lots 2005 Long-Term Incentive Plan

Since January 1, 2006, all employee equity awards, including those made to our named executive officers, have been granted under the 2005 Incentive Plan. The 2005 Incentive Plan authorizes the grant of nonqualified stock options ("NQSOs"), incentive stock options, as defined in Section 422 of the IRC ("ISOs"), stock appreciation rights ("SARs"), restricted stock, restricted stock units and performance unit awards, any of which may be granted on a stand-alone, combination or tandem basis. To date, we have granted only stock options and restricted stock under the 2005 Incentive Plan.

Awards under the 2005 Incentive Plan may be granted to any salaried employee, consultant or advisor of Big Lots or its affiliates. The number of common shares available for grant under the 2005 Incentive Plan consists of: (i) an initial allocation of 1,250,000 common shares; (ii) 2,001,142 common shares, the common shares that were available under the predecessor Big Lots, Inc. 1996 Performance Incentive Plan ("1996 Incentive Plan") upon its expiration; (iii) 2,100,000 common shares approved by our shareholders in May 2008; and (iv) an annual increase equal to 0.75% of the total number of issued common shares (including treasury shares) as of the start of each fiscal year during which the 2005 Incentive Plan is in effect. We believe the decision to provide for the annual increase in the common shares available for issuance under 2005 Incentive Plan is beneficial to our shareholders, because, as compared to obtaining at the inception of the 2005 Incentive Plan authorization for all common shares that are anticipated to be needed during its term, the annual increase provides an additional control in that it prevents the issuance in any one year of all of the common shares that will eventually be available to be granted under the 2005 Incentive Plan. No more than one-third of all common shares awarded under the 2005 Incentive Plan may be granted in the form of restricted stock, restricted stock units and performance units, and no more than 5,000,000 common shares may be granted as ISOs. A participant may receive multiple awards under the 2005 Incentive Plan. Awards intended to qualify as "qualified performance-based compensation" under Section 162(m) are limited to: (i) 2,000,000 shares of restricted stock per participant annually; (ii) 3,000,000 common shares underlying stock options and SARs per participant during any three consecutive calendar years; and (iii) $6,000,000 in cash through performance units per participant during any three consecutive calendar years. Also, the 2005 Incentive Plan provides that the total number of common shares underlying outstanding awards granted under the 2005 Incentive Plan, the 1996 Incentive Plan, the Big Lots, Inc. Executive Stock Option and Stock Appreciation Rights Plan ("ESO Plan"), and the DSO Plan may not exceed 15% of our issued and outstanding common shares (including treasury shares) as of any date. The 1996 Incentive Plan, the ESO Plan and the DSO Plan have terminated, and there are no awards outstanding under the ESO Plan.

Each stock option granted under the 2005 Incentive Plan allows the recipient to acquire our common shares, subject to the completion of a vesting period and continued employment with us through the applicable vesting date. Once vested, these common shares may be acquired at a fixed exercise price per share and they remain exercisable for the term set forth in the award agreement. Stock option awards made under the 2005 Incentive Plan vest on the anniversary of the grant date at a rate of 25% per year over the first four years of the seven year option term. Pursuant to the terms of the 2005 Incentive Plan, the exercise price of a stock option may not be less than the average trading price of our common shares on the grant date or, if the grant date occurs on a day other than a trading day, on the next trading day.

Under the restricted stock awards granted pursuant to the 2005 Incentive Plan (other than those made to the outside directors, which are discussed in the "Director Compensation" section of this Proxy Statement, and those made to Mr. Fishman pursuant to his Retention Agreement, which are discussed in the "Overview of Our Executive Compensation Program – Retention Agreement" section of the CD&A), if we meet the first trigger and the recipient remains employed by us, the restricted stock will vest at the opening of our first trading window that is five years after the grant date. If we meet the second trigger for any fiscal year ending prior to the fifth anniversary of the grant date and the recipient remains employed by us, the restricted stock will vest on the first trading day after we file with the SEC our Annual Report on Form 10-K for the year in which the second trigger is met. The restricted stock will also vest on a prorated basis in the event that the recipient dies or becomes disabled after we meet the first trigger but before the lapse of five years. The restricted stock will be forfeited, in whole or in part, as applicable, if the recipient's employment with us terminates prior to vesting. See the "Our Executive Compensation Program for Fiscal 2010 – Equity for Fiscal 2010" section of the CD&A and the "Potential Payments Upon Termination or Change in Control – Rights Under Post-Termination and Change in Control Arrangements" section below for more information regarding the equity awards made under the 2005 Incentive Plan in fiscal 2010.

Upon a change in control (as defined in the 2005 Incentive Plan), all awards outstanding under the 2005 Incentive Plan automatically become fully vested. For a discussion of the change in control provisions in our named executive officers' employment agreements and the 2005 Incentive Plan, see the narrative disclosure accompanying the Potential Payments Upon Termination or Change in Control tables below.

Grants of Plan-Based Awards in Fiscal 2010

The following table sets forth each award made to our named executive officers in fiscal 2010 under the 2006 Bonus Plan and the 2005 Incentive Plan.

Name	Grant Date *(1)*	Award Date *(2)*	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards *(3)* Threshold ($)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards *(3)* Target ($)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards *(3)* Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards *(4)* Threshold (#)	Estimated Future Payouts Under Equity Incentive Plan Awards *(4)* Target (#)	Estimated Future Payouts Under Equity Incentive Plan Awards *(4)* Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)*(5)*	Exercise or Base Price of Option Awards ($/Sh.)*(6)*	Closing Market Price of Option Awards on Grant Date ($/Sh.)	Grant Date Fair Value of Stock and Option Awards ($)
(a)	(b)	-	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	-	*(l)*
Mr. Fishman	—	—	840,000	1,680,000	3,360,000	—	—	—	—	—	—	—	—
	3/5/10	3/3/10	—	—	—	—	250,000	—	—	—	—	—	8,980,000
	3/5/10	3/3/10	—	—	—	—	—	—	—	—	—	—	—
Mr. Cooper	—	—	150,000	300,000	600,000	—	—	—	—	—	—	—	—
	3/5/10	3/3/10	—	—	—	—	25,000	—	—	—	—	—	898,000
	3/5/10	3/3/10	—	—	—	—	—	—	—	50,000	35.92	36.09	683,500
Ms. Bachmann	—	—	150,000	300,000	600,000	—	—	—	—	—	—	—	—
	3/5/10	3/3/10	—	—	—	—	25,000	—	—	—	—	—	898,000
	3/5/10	3/3/10	—	—	—	—	—	—	—	50,000	35.92	36.09	683,500
Mr. Martin	—	—	165,000	330,000	660,000	—	—	—	—	—	—	—	—
	3/5/10	3/3/10	—	—	—	—	15,000	—	—	—	—	—	538,800
	3/5/10	3/3/10	—	—	—	—	—	—	—	40,000	35.92	36.09	546,800
Mr. Haubiel	—	—	124,500	249,000	498,000	—	—	—	—	—	—	—	—
	3/5/10	3/3/10	—	—	—	—	20,000	—	—	—	—	—	718,400
	3/5/10	3/3/10	—	—	—	—	—	—	—	45,000	35.92	36.09	615,150

(1) As discussed in the "Our Executive Compensation Program for Fiscal 2010 – Equity Grant Timing" section of the CD&A, in fiscal 2010, the Board set as the grant date of these equity awards the second day following our release of results from our last completed fiscal year. This future date was established to allow the market to absorb and react to our release of material non-public information, and to avoid any suggestion that the Board, the Compensation Committee or any employee manipulated the terms of the equity awards.

(2) The Award Date represents the date on which the Board authorized the equity-based award and set the grant date.

(3) The amounts in columns (c), (d) and (e) represent our named executive officers' floor, target and stretch bonus levels, respectively, for fiscal 2010 pursuant to the 2006 Bonus Plan, which bonus levels are further described in the "Our Executive Compensation Program for Fiscal 2010 – Bonus for Fiscal 2010" section of the CD&A. For fiscal 2010, our named executive officers earned the amounts shown in column (g) of the Summary Compensation Table.

(4) The amounts in column (g) represent restricted stock awarded pursuant to the 2005 Incentive Plan, which awards are described in the narrative preceding this table and the "Our Executive Compensation Program for Fiscal 2010 – Equity for Fiscal 2010" section of the CD&A. Because we achieved the fiscal 2010 corporate performance goal previously established for Mr. Fishman's fiscal 2010 restricted stock award and he remained employed beyond the first anniversary of the award, Mr. Fishman's restricted stock vested on March 31, 2011, the first trading day after we filed with the SEC our Form 10-K for fiscal 2010. Because we met the first trigger, but not the second trigger, as a result of fiscal 2010 corporate performance, the restricted stock granted to our named executive officers in fiscal 2010 (other than Mr. Fishman) did not vest. There are no threshold or maximum "estimated future payouts" applicable to the restricted stock awards included in column (g).

(5) The amounts in column (j) represent NQSOs awarded pursuant to the 2005 Incentive Plan, which awards are described in the narrative preceding this table and the "Our Executive Compensation Program for Fiscal 2010 – Equity for Fiscal 2010" section of the CD&A.

(6) Pursuant to the terms of the 2005 Incentive Plan, the exercise price of the fiscal 2010 NQSOs is equal to an average trading price of our common shares on the grant date. We believe this method is preferable to using the closing market price, as it is less vulnerable to market activity that may have only an instantaneous effect, positively or negatively, on the price of our common shares.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table sets forth, as of the end of fiscal 2010, all equity awards outstanding under our equity compensation plans for each named executive officer.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($)(1) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Mr. Fishman	—	62,500	—	28.73	3/13/2014	—	—	—	—
	—	165,000	—	21.06	3/7/2015	—	—	—	—
	60,010	307,510	—	17.47	3/6/2016	—	—	—	—
	—	—	—	—	—	—	—	250,000	7,955,000
Mr. Cooper	28,125	9,375	—	28.73	3/13/2014	—	—	—	—
	—	24,375	—	21.06	3/7/2015	—	—	—	—
	—	36,563	—	17.47	3/6/2016	—	—	—	—
	—	50,000	—	35.92	3/5/2017	—	—	—	—
	—	—	—	—	—	—	—	25,000	795,500
Ms. Bachmann	10,000	—	—	*14.20	3/25/2012	—	—	—	—
	50,000	—	—	*15.05	2/23/2014	—	—	—	—
	10,250	—	—	12.66	2/24/2013	—	—	—	—
	28,125	9,375	—	28.73	3/13/2014	—	—	—	—
	24,375	24,375	—	21.06	3/7/2015	—	—	—	—
	12,187	36,563	—	17.47	3/6/2016	—	—	—	—
	—	50,000	—	35.92	3/5/2017	—	—	—	—
	—	—	—	—	—	—	—	25,000	795,500
Mr. Martin	—	7,500	—	28.73	3/13/2014	—	—	—	—
	—	18,750	—	21.06	3/7/2015	—	—	—	—
	—	28,125	—	17.47	3/6/2016	—	—	—	—
	—	40,000	—	35.92	3/5/2017	—	—	—	—
	—	—	—	—	—	—	—	15,000	477,300
Mr. Haubiel	28,125	9,375	—	28.73	3/13/2014	—	—	—	—
	—	18,750	—	21.06	3/7/2015	—	—	—	—
	—	28,125	—	17.47	3/6/2016	—	—	—	—
	—	45,000	—	35.92	3/5/2017	—	—	—	—
	—	—	—	—	—	—	—	20,000	636,400

(1) The stock option awards identified with an asterisk in column (e) were made pursuant to the 1996 Incentive Plan. All other stock option awards reflected in this table were made pursuant to the 2005 Incentive Plan. Stock option awards identified as having been made pursuant to the 1996 Incentive Plan vested on the

anniversary of the grant date at the rate of 20% per year over the first five years of the 10 year option term. Stock option awards made under the 2005 Incentive Plan vest on the anniversary of the grant date at a rate of 25% per year over the first four years of the seven year option term.

(2) The restricted stock awards reported in column (i) were made in fiscal 2010 pursuant to the 2005 Incentive Plan. Mr. Fishman's fiscal 2010 restricted stock award vests if we achieve a corporate financial goal established at the beginning of fiscal 2010 and Mr. Fishman remains employed by us on the anniversary of the grant date of the award. Mr. Fishman's fiscal 2010 restricted stock award vested as we achieved the corporate performance goal and Mr. Fishman was employed by us on the anniversary of the grant date. For Mr. Cooper, Ms. Bachmann, Mr. Martin and Mr. Haubiel, the first trigger for the fiscal 2010 awards is $1.50 and the second trigger for the fiscal 2010 restricted stock awards is $2.94. Based on our performance in fiscal 2010, we achieved the first trigger but not the second trigger applicable to the fiscal 2010 restricted stock awards. For additional information regarding the fiscal 2010 restricted stock awards, including the vesting terms, see the narrative preceding the Grants of Plan-Based Awards in Fiscal 2010 table and the "Our Executive Compensation Program for Fiscal 2010 – Equity for Fiscal 2010" section of the CD&A.

Option Exercises and Stock Vested in Fiscal 2010

The following table reflects all stock option exercises and the vesting of restricted stock held by each of our named executive officers during fiscal 2010.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Mr. Fishman	791,998	14,563,389	365,000	13,432,000
Mr. Cooper	46,812	791,180	36,250	1,334,000
Ms. Bachmann	20,000	392,659	36,250	1,334,000
Mr. Martin	76,000	1,161,807	27,500	1,012,000
Mr. Haubiel	99,125	1,970,191	27,500	1,012,000

Nonqualified Deferred Compensation

Supplemental Savings Plan

All of our named executive officers, as well as substantially all other full-time employees, are eligible to participate in the Savings Plan, our "401(k) plan." The Supplemental Savings Plan is maintained for those executives participating in the Savings Plan who desire to contribute more than the amount allowable under the Savings Plan. The Supplemental Savings Plan constitutes a contract to pay deferred compensation and limits deferrals in accordance with prevailing tax law. The Supplemental Savings Plan is designed to pay the deferred compensation in the same amount as if contributions had been made to the Savings Plan. We have no obligation to fund the Supplemental Savings Plan, and all assets and amounts payable under the Supplemental Savings Plan are subject to the claims of our general creditors.

In order to participate in the Savings and Supplemental Savings Plans, an eligible employee must satisfy applicable age and service requirements and must make contributions to such plans ("Participant Contributions"). Participant Contributions are made through authorized payroll deductions to one or more of the several investment funds available under the Savings and Supplemental Savings Plans and selected at the discretion of the participant. All Participant Contributions are matched by us ("Registrant Contributions") at a rate of 100% for the first 2% of salary contributed and 50% for the next 4% of salary contributed. Additionally, the amount of the Registrant Contribution is subject to the maximum annual compensation that may be taken into account for benefit calculation purposes under the IRC ($245,000 for calendar year 2010). Accordingly, the maximum aggregate Registrant Contribution that could be made to a named executive officer participating in the Savings and Supplemental Savings Plans was $9,800 for fiscal 2010.

Under the Savings Plan and the Supplemental Savings Plan, 25% of the Registrant Contributions vests annually beginning on the second anniversary of the employee's hiring. Under the Savings Plan, a participant who has terminated employment with us is entitled to all funds in his or her account, except that if termination is for a reason other than retirement, disability or death, then the participant is entitled to receive only the Participant Contributions and the vested portion of the Registrant Contributions. Under the Supplemental Savings Plan, a participant who has terminated employment with us for any reason is entitled to receive the Participant Contributions and only the vested portion of the Registrant Contributions. Under both plans, all other unvested accrued benefits pertaining to Registrant Contributions will be forfeited. Upon a change in control of Big Lots, the participant will receive a lump sum payment of all amounts (vested and unvested) under the Supplemental Savings Plan.

Nonqualified Deferred Compensation Table for Fiscal 2010

The following table reflects the contributions to, earnings in and balance of each named executive officer's account held under the Supplemental Savings Plan.

Name (a)	Executive Contributions in Last FY ($)*(1)* (b)	Registrant Contributions in Last FY ($)*(2)* (c)	Aggregate Earnings in Last FY ($)*(3)* (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($)*(4)* (f)
Mr. Fishman	—	—	—	—	—
Mr. Cooper	8,262	5,635	44,596	—	480,863
Ms. Bachmann	14,723	5,635	16,393	—	168,958
Mr. Martin	88,239	5,635	110,369	—	613,698
Mr. Haubiel	163,196	5,635	106,885	—	827,539

(1) With respect to Mr. Martin and Mr. Haubiel, $25,839 and $58,196 of the amounts in this column are included in their respective fiscal 2010 "Salary" reported in the Summary Compensation Table, while Mr. Martin's balance (i.e., $62,400) is included in his fiscal 2009 "Non-Equity Incentive Plan Compensation" reported in the Summary Compensation Table as a result of his deferral of a portion of the cash bonus earned pursuant to the 2006 Bonus Plan for fiscal 2009 performance (paid in fiscal 2010). With respect to Mr. Cooper and Ms. Bachmann, the amounts in this column are included in their respective fiscal 2010 "Salary" reported in the Summary Compensation Table.

(2) The amounts in this column are included in the "All Other Compensation" column of the Summary Compensation Table for fiscal 2010.

(3) The amounts in this column are not included in the Summary Compensation Table as these amounts reflect only the earnings on the investments designated by the named executive officer in his or her Supplemental Savings Plan account in fiscal 2010 (i.e., appreciation in account value). The amounts in this column do not include any above-market or preferential earnings, as defined by Item 402(c)(2)(viii) of Regulation S-K and the instructions thereto.

(4) $202,434, $36,891, and $128,610 of the amounts in this column were previously reported as compensation to Mr. Cooper, Mr. Martin and Ms. Bachmann, respectively, in the Summary Compensation Table for the prior years reported.

Potential Payments Upon Termination or Change in Control

The "Rights Under Post-Termination and Change in Control Arrangements" section below addresses the rights of our named executive officers under their employment agreements and other compensation arrangements upon a change in control or in the event their employment with us is terminated. The "Estimated Payments if Triggering Event Occurred at 2010 Fiscal Year End" section below reflects the payments that may be received by each named executive officer (or his or her beneficiaries, as applicable) upon a change in control or in the event the executive's employment with us is terminated: (i) involuntarily without cause; (ii) in connection with the executive's disability; (iii) upon the executive's death; or (iv) in connection with a change in control.

Rights Under Post-Termination and Change in Control Arrangements

Under each employment agreement, if a named executive officer is terminated for cause or due to his or her voluntary resignation, we have no further obligation to pay any unearned compensation or to provide any future benefits to the executive. Generally, under the terms of each named executive officer's employment agreement, cause for termination would exist upon the executive's:

- failure to comply with our policies and procedures which we reasonably determine has had or is likely to have a material adverse effect on us or our affiliates;
- willful or illegal misconduct or grossly negligent conduct that is materially injurious to us or our affiliates;
- violation of laws or regulations governing us or our affiliates or a violation of our codes of ethics;
- breach of any fiduciary duty owed to us or our affiliates;
- misrepresentation or dishonesty which we reasonably determine has had or is likely to have a material adverse effect on us or our affiliates;
- breach of any provision of the executive's obligations under his or her employment agreement with us;
- involvement in any act of moral turpitude that has a materially injurious effect on us or our affiliates; or
- breach of the terms of any non-solicitation or confidentiality clauses contained in an employment agreement with a former employer.

If terminated without cause, Mr. Fishman would continue to receive his salary for two years and each of the other named executive officers would continue to receive his or her respective salary for one year. Each named executive officer would receive a lump sum payment equal to two times his or her respective salary if terminated in connection with a change in control (as discussed below). Additionally, each named executive officer (i) is eligible (based on our achievement of at least the corporate performance amount corresponding to the floor bonus level) to receive a prorated bonus for the fiscal year in which his or her termination is effective if he or she is terminated without cause or in connection with his or her death or disability, and (ii) will receive two times his or her stretch bonus if terminated following a change in control.

Upon a change in control, all outstanding stock options become exercisable to the full extent of the original grant and all unvested restricted stock vests. Upon the named executive officer's termination of employment, all exercisable stock options then held may be exercised until the earlier of the stock option award expiration date or one year after termination of employment. Additionally, if termination of employment results from death or disability, then (i) unvested stock options awarded in fiscal 2010 and after will vest on the day such event occurred, provided such event occurred at least six months following the grant date, and (ii) unvested restricted stock awards will vest in increments of 20% for each consecutive year of employment completed since the grant date if the first trigger is met while employed. Any restricted stock awards not vested at termination of employment, for reasons other than death or disability, shall be forfeited.

Each named executive officer is entitled to receive continued healthcare coverage for up to two years following a termination without cause or if terminated in connection with a change in control, plus the amount necessary to reimburse him or her for the taxes he or she would be liable for as a result of such continued healthcare coverage ("Tax Gross-Up Amount"). Upon a change in control, each participating named executive officer will receive a lump sum payment of all amounts (vested and unvested) under the Supplemental Savings Plan. (See the "Nonqualified Deferred Compensation" section above for more information regarding the Supplemental Savings Plan and our named executive officers' aggregate balances under such plans at the end of fiscal 2010.) Additionally, if terminated without cause, Mr. Fishman is entitled to continue receiving an automobile or automobile allowance for two years, and the other named executive officers are entitled to continue receiving an automobile or automobile allowance for one year.

If the payments received by a named executive officer in connection with a change in control constitute an "excess parachute payment" under Section 280G of the IRC, the named executive officer is entitled to reimbursement for any excise tax imposed under Section 4999 of the IRC, or the executive's benefits under his or her employment agreement will be reduced to the extent necessary to become one dollar less than the amount that would generate such excise tax, if this reduction results in a larger after-tax amount to the executive as compared to the excise tax reimbursement method ("Excise Tax Benefit"). The compensation payable on account of a change in control may be subject to the deductibility limitations of Sections 162(m) and 280G of the IRC.

Change in Control Described

Generally, pursuant to the 1996 Incentive Plan, the 2005 Incentive Plan, the Supplemental Savings Plan (as to amounts earned and vested before January 1, 2005, including earnings attributable to such amounts) and Mr. Fishman's Retention Agreement, a change in control is deemed to occur if:

- any person or group (as defined in Section 13(d) under the Exchange Act) becomes the beneficial owner, or has the right to acquire, 20% or more of our outstanding voting securities;
- a majority of the Board is replaced within any two-year period by directors not nominated and approved by a majority of the directors in office at the beginning of such period (or their successors so nominated and approved), or a majority of the Board at any date consists of persons not so nominated and approved; or
- our shareholders approve an agreement to merge or consolidate with an unrelated company or an agreement to sell or otherwise dispose of all or substantially all of our assets to an unrelated company.

Consistent with the provisions of Section 409A ("Section 409A") of the IRC and the Treasury Regulations promulgated thereunder, pursuant to our named executive officers' employment agreements, the 2006 Bonus Plan and the Supplemental Savings Plan (as to all amounts earned and vested on or after January 1, 2005), a change in control is deemed to occur upon:

- the acquisition by any person or group (as defined under Section 409A) of our common shares that, together with any of our common shares then held by such person or group, constitutes more than 50% of the total fair market value or voting power in our outstanding voting securities;
- the acquisition by any person or group, within any one year period, of 30% or more of our outstanding voting securities;
- a majority of the Board is replaced during any one year period by directors whose appointment or election is not endorsed by a majority of the directors in office prior to the date of such appointment or election; or
- the acquisition by any person or group, within any one year period, of 40% or more of the total gross fair market value of all of our assets, as measured immediately prior to such acquisition(s).

Notwithstanding the foregoing definitions, pursuant to our named executive officers' employment agreements, the 1996 Incentive Plan, the 2005 Incentive Plan, the 2006 Bonus Plan and Mr. Fishman's Retention Agreement, a change in control does not include any transaction, merger, consolidation or reorganization in which we exchange, or offer to exchange, newly issued or treasury shares in an amount less than 50% of our then-outstanding voting securities for 51% or more of the outstanding voting securities of an unrelated company or for all or substantially all of the assets of such unrelated company.

Pursuant to the employment agreements, a named executive officer's termination in connection with a change in control is generally deemed to occur if, during the applicable protection period (as discussed in the next paragraph), we or any other party to the change in control (e.g., the unrelated acquirer or successor company):

- terminate the executive without cause;
- breach a term of the employment agreement; or
- constructively terminate the executive (i.e., the executive resigns due to the imposition of a material adverse change in the executive's duties, compensation or reporting relationships after our failure to cure such condition).

The protection period afforded to Mr. Fishman consists of the six months preceding a change in control and the two years following a change in control. The protection period afforded to the other named executive officers consists of the three months preceding a change in control and the two years following a change in control.

Estimated Payments if Triggering Event Occurred at 2010 Fiscal Year-End

The amounts in the following tables are approximations based on various assumptions and estimates. The actual amounts to be paid can only be determined at the time of the change in control or termination of employment, as applicable. In the tables that follow, we have made the following material assumptions, estimates and characterizations:

- Amounts are calculated based on compensation levels and benefits effective at January 29, 2011, the end of fiscal 2010.
- As noted in the "Non-Equity Incentive Plan Compensation" row in the tables below, the amounts payable under the 2006 Bonus Plan upon termination: (i) without cause or due to disability or death are based on the bonus actually earned by the applicable named executive officer for fiscal 2010 performance (which amounts would be prorated if the executive was terminated prior to the end of the fiscal year for which the bonus was earned); and (ii) in connection with a change in control are equal to two times the named executive officer's stretch bonus.
- We have not taken into account the possibility that a named executive officer may be eligible to receive healthcare benefits from another source following his or her termination. Therefore, the amounts shown in the "Healthcare Coverage" row in the tables below reflect, consistent with the assumptions that would be used to estimate the cost of these benefits for financial reporting purposes under generally accepted accounting principles, the current monthly cost to provide continued healthcare coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") applied to each month these benefits would be provided by the named executive officer's employment agreement if terminated involuntarily without cause or in connection with a change in control. Included in the amounts shown in the "Healthcare Coverage" row in the tables below are the related Tax Gross-Up Amounts. The Tax Gross-Up Amount would be paid under the terms of the named executive officer's employment agreement.
- The amounts shown in the "Long-Term Disability Benefit" row in the tables below represent 67% of the named executive officer's monthly salary, up to a maximum of $25,000 per month in accordance with the long-term disability insurance we maintain for our named executive officers. This benefit is payable until the named executive officer is no longer disabled or age 65, whichever occurs earlier. Due to the speculative nature of estimating the period of time during which a named executive officer may be disabled, we have presented only one month of disability benefits in the tables below.
- The amounts in the "Accelerated Equity Awards" row under the "Termination upon Disability" and "Termination upon Death" columns in the tables below represent the value (as of the final trading day on the NYSE during fiscal 2010) of all of the unvested stock options awarded to our named executive officers in fiscal 2009 and after. As discussed in the prior section, if a named executive officer dies or becomes disabled before the last scheduled vesting date of a stock option awarded in fiscal 2009 or after, the then-remaining unvested portion of that stock option award will vest on the day such event occurred, provided such event occurred at least six months following the grant date.
- The amounts in the "Accelerated Equity Awards" row under the "Termination in Connection with a Change in Control" and "Change in Control (without termination)" columns in the tables below include the value of all unvested stock options that were in-the-money at the end of fiscal 2010 (minus the aggregate stock option exercise prices) and all unvested restricted stock that would have vested on an accelerated basis had a change in control occurred as of the end of fiscal 2010. As discussed in the "Overview of Our Executive Compensation Program - Retention Agreement" section of the CD&A, as to Mr. Fishman, these amounts include the restricted stock awarded to him in fiscal 2010 and contracted to be awarded to him in fiscal 2011 and fiscal 2012 pursuant to his Retention Agreement. The value of the restricted stock from Mr. Fishman's Retention Agreement that is included in the amounts in the "Accelerated Equity Awards" row under the "Termination in Connection with a Change in Control" and "Change in Control (without termination)" columns in the tables below is $23,865,000. Except for the restricted stock awarded to Mr. Fishman in fiscal 2010 and fiscal 2011 pursuant to his Retention Agreement, these amounts do not reflect any equity awards that have vested or have been granted in fiscal 2011.
- The closing market price of our common shares on the final trading day on the NYSE during fiscal 2010 was $31.82 per share.

Steven S. Fishman

The following table reflects the payments that would have been due to Mr. Fishman in the event of a change in control or the termination of his employment on January 29, 2011.

	Event Occurring at January 29, 2011						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	2,800,000	—	—	—	2,800,000	—
Non-Equity Incentive Plan Compensation ($)	—	2,769,816	—	2,769,816	2,769,816	6,720,000	—
Healthcare Coverage ($)	—	127,107	—	—	—	127,107	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	42,276	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	3,551,625	3,551,625	29,385,150	29,385,150
Excise Tax Benefit ($)	—	—	—	—	—	0	0
Total ($)	—	5,739,199	—	6,346,441	6,321,441	39,032,257	29,385,150

Joe R. Cooper

The following table reflects the payments that would have been due to Mr. Cooper in the event of a change in control or the termination of his employment with us on January 29, 2011.

	Event Occurring at January 29, 2011						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	500,000	—	—	—	1,000,000	—
Non-Equity Incentive Plan Compensation ($)	—	494,610	—	494,610	494,610	1,200,000	—
Healthcare Coverage ($)	—	111,404	—	—	—	111,404	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,200	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	524,679	524,679	1,611,423	1,611,423
Excise Tax Benefit ($)	—	—	—	—	—	0	0
Total ($)	—	1,119,214	—	1,044,289	1,019,289	3,922,827	1,611,423

Lisa M. Bachmann

The following table reflects the payments that would have been due to Ms. Bachmann in the event of a change in control or the termination of her employment with us on January 29, 2011.

	Event Occurring at January 29, 2011						
	Involuntary Termination with Cause	**Involuntary Termination without Cause**	**Voluntary Termination**	**Termination upon Disability**	**Termination upon Death**	**Termination in Connection with a Change in Control**	**Change in Control (without termination)**
Salary/Salary Continuation ($)	—	500,000	—	—	—	1,000,000	—
Non-Equity Incentive Plan Compensation ($)	—	494,610	—	494,610	494,610	1,200,000	—
Healthcare Coverage ($)	—	111,404	—	—	—	111,404	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,200	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	524,679	524,679	1,611,423	1,611,423
Excise Tax Benefit ($)	—	—	—	—	—	0	0
Total ($)	—	1,119,214	—	1,044,289	1,019,289	3,922,827	1,611,423

John C. Martin

The following table reflects the payments that would have been due to Mr. Martin in the event of a change in control or the termination of his employment with us on January 29, 2011.

	Event Occurring at January 29, 2011						
	Involuntary Termination with Cause	**Involuntary Termination without Cause**	**Voluntary Termination**	**Termination upon Disability**	**Termination upon Death**	**Termination in Connection with a Change in Control**	**Change in Control (without termination)**
Salary/Salary Continuation ($)	—	550,000	—	—	—	1,100,000	—
Non-Equity Incentive Plan Compensation ($)	—	544,071	—	544,071	544,071	1,320,000	—
Healthcare Coverage ($)	—	68,789	—	—	—	68,789	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,200	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	403,594	403,594	1,105,819	1,105,819
Excise Tax Benefit ($)	—	—	—	—	—	0	0
Total ($)	—	1,176,060	—	972,665	947,665	3,594,608	1,105,819

Charles W. Haubiel II

The following table reflects the payments that would have been due to Mr. Haubiel in the event of a change in control or the termination of his employment with us on January 29, 2011.

	Event Occurring at January 29, 2011						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	415,000	—	—	—	830,000	—
Non-Equity Incentive Plan Compensation ($)	—	410,526	—	410,526	410,526	996,000	—
Healthcare Coverage ($)	—	68,789	—	—	—	68,789	—
Long-Term Disability Benefit ($)	—	—	—	23,171	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,200	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	403,594	403,594	1,270,713	1,270,713
Excise Tax Benefit ($)	—	—	—	—	—	0	0
Total ($)	—	907,515	—	837,291	814,120	3,165,502	1,270,713

PROPOSAL TWO: APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO ITEM 402 OF REGULATION S-K, INCLUDING THE CD&A, COMPENSATION TABLES AND NARRATIVE DISCUSSION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that we provide our shareholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. The following summary of our executive compensation program describes our compensation philosophy and the key objectives identified by our Compensation Committee to implement our compensation philosophy.

We believe it is important to provide competitive compensation to attract and retain talented executives to lead our business. We also believe an executive compensation program should encourage high levels of corporate and individual performance by motivating executives to continually improve our business in order to promote sustained profitability and enhanced shareholder value. Consistent with this philosophy, the Compensation Committee has identified the following key objectives that drive the design of the policies and practices of our executive compensation program:

- *Attract and retain executives by paying them amounts and offering them elements of compensation that are competitive with and comparable to those paid and offered by most companies in our peer groups.* We believe a key factor in attracting and retaining qualified executives is to provide total compensation that is competitive with the total compensation paid by companies in our compensation "peer groups." Each of the elements of compensation we provide serves a different role in attracting and retaining executives.
- *Motivate executives to contribute to our success and reward them for their performance.* We use the bonus and equity elements of our executive compensation program as the primary tools to motivate our executives to continually improve our business in order to promote sustainable profitability and enhanced shareholder value. These compensation elements provide executives with meaningful incentives to meet or exceed the corporate financial goals set by our Board each year. We believe that our strong results in fiscal 2010, in which we achieved record income from continuing operations and record operating profit dollars, support the manner in which we are implementing this objective.
- *Align the interests of executives and shareholders through incentive-based executive compensation.* The realization and value of bonus opportunities under the 2006 Bonus Plan and equity awarded under the 2005 Incentive Plan are dependent upon our performance and/or the appreciation in the value of

our common shares. We believe that awarding a significant percentage of the total compensation of our named executive officers as "at-risk incentive compensation" (84.5% in fiscal 2010) exemplifies the emphasis of our executive compensation program on "pay for performance" and demonstrates that our executive compensation program is closely aligned with the interests of our shareholders.

- *Manage executive compensation costs.* We compare the compensation paid to our executives with the compensation paid to similarly-situated executives at companies within our peer groups, which provides a market check on the compensation we pay to our executives and supports our belief that we do not overpay our executives and we effectively manage our executive compensation costs.
- *Focus on corporate governance.* We seek the approval of the five additional outside directors who do not serve on the Compensation Committee before finalizing annual executive compensation to provide an additional check on the appropriateness of the amounts awarded.

For a more detailed discussion of how our executive compensation program reflects these objectives and our executive compensation philosophy, including information about the 2010 compensation of our named executive officers, please review the CD&A in this Proxy Statement.

We request that our shareholders indicate their support for the compensation of our named executive officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K by approving the following resolution:

> "RESOLVED, that the shareholders of Big Lots approve, on an advisory basis, the compensation of the named executive officers of Big Lots, as disclosed in Big Lots' Proxy Statement for the 2011 Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and accompanying narrative discussion."

The vote on the approval of the compensation of our named executive officers is advisory, which means that the vote is not binding on the Board, the Compensation Committee or us. If a majority of the votes are cast against the approval of the compensation of our named executive officers, the Board and the Compensation Committee will evaluate whether to take any actions to address the concerns of the shareholders with respect to our executive compensation program.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO ITEM 402 OF REGULATION S-K, INCLUDING THE CD&A, COMPENSATION TABLES AND NARRATIVE DISCUSSION.

PROPOSAL THREE: VOTE, ON AN ADVISORY BASIS, ON THE FREQUENCY OF THE SAY ON PAY VOTE

As described in Proposal Two, we are providing our shareholders the opportunity to cast an advisory vote on the compensation of our named executive officers. Proposal Three affords shareholders the opportunity to cast a nonbinding advisory vote on how frequently we should include the say on pay vote in our proxy materials for future annual shareholder meetings. Under Proposal Three, our shareholders may vote to conduct the say on pay vote every year, every two years or every three years. Our shareholders may also abstain from casting a vote on this Proposal Three.

The Board has determined that an advisory say on pay vote that occurs once every three years is the most appropriate alternative for us and, therefore, the Board recommends that our shareholders vote to hold the say on pay vote once every three years. In determining its recommendation, the Board concluded that holding an advisory say on pay vote once every three years will provide our shareholders with sufficient time to evaluate the effectiveness of our overall compensation philosophy, policies and practices in the context of our long-term business results for the corresponding period, while discouraging an over-emphasis on short-term variations in compensation and business results. A say on pay vote that occurs once every three years will also permit our shareholders to observe and evaluate the impact of any changes to our executive compensation policies and practices implemented since the last say on pay vote, including changes made in response to the outcome of a prior say on pay vote. Because the say on pay vote will occur after we have already implemented our executive compensation programs for the current year, we expect that it may not be appropriate or feasible to fully address and respond to any one year's say on pay vote by the time of the following year's annual meeting of shareholders.

The Board is aware of views that support an annual advisory say on pay vote and that some shareholders believe an annual say on pay vote will enhance or reinforce the accountability of our executive officers. We believe, however, that our engagement with shareholders on a variety of topics demonstrates that our shareholders are able to communicate with us regarding their views on our executive compensation program outside of the say on pay context. As previously discussed, our executive compensation program is designed to enhance long-term performance, and we are concerned that an annual advisory vote on executive compensation could lead to a near-term perspective inappropriately bearing on our executive compensation program.

We understand that our shareholders may have different views regarding the appropriate frequency for the say on pay vote, and we will review the voting results. However, this is an advisory vote, which means that the vote is not binding on the Board, the Compensation Committee or us. Accordingly, the Board may decide that it is in the best interests of our shareholders and us to hold the say on pay vote more or less frequently than the frequency receiving the most votes cast by our shareholders.

THE BOARD RECOMMENDS THAT YOU VOTE TO HOLD THE SAY ON PAY VOTE EVERY THREE YEARS.

AUDIT COMMITTEE DISCLOSURE

General Information

The Audit Committee consists of three outside directors of the Board. Our common shares are listed on the NYSE. The members of the Audit Committee have been reviewed by the Board and determined to be independent within the meaning of all applicable SEC regulations and the listing standards of the NYSE.

The charter of the Audit Committee states that the purpose of the Audit Committee is to assist the Board in its oversight of:

- the integrity of our financial statements and financial reporting process, and our systems of internal accounting and financial controls;
- our compliance with legal and regulatory requirements, including our disclosure controls and procedures;
- the annual independent audit of our financial statements, the engagement of our independent registered public accounting firm, and the evaluation of the firm's qualifications, independence and performance;
- the performance of our internal audit function;
- the evaluation of enterprise risk issues; and
- the fulfillment of other responsibilities set forth in its charter.

The full text of the Audit Committee's charter is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Audit Committee regularly reviews its responsibilities as outlined in its charter, prepares an annual agenda to include all of its responsibilities and conducts a self-assessment and review of the charter annually. The Audit Committee believes it fulfilled its responsibilities under the charter in fiscal 2010.

The Audit Committee schedules its meetings with a view towards ensuring that it devotes appropriate attention to all of its responsibilities. The Audit Committee's meetings include, whenever appropriate, executive sessions with the independent registered public accounting firm and the internal audit service provider, in each case without the presence of management, and discussions with our Chief Financial Officer and internal auditor in separate sessions, in each case without the presence of additional members of management. The Audit Committee also meets in executive session without the presence of anyone else, whenever appropriate.

During fiscal 2010, management completed the documentation, testing and evaluation of our system of internal control over financial reporting in accordance with the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with its oversight, the Audit

Committee received periodic updates provided by management and the independent registered public accounting firm at each regularly scheduled Audit Committee meeting. The Audit Committee also reviewed the report of management contained in our Form 10-K, as well as the independent registered public accounting firm's Report of Independent Registered Public Accounting Firm included in our Form 10-K related to its audit of (i) our consolidated financial statements and (ii) the effectiveness of our internal control over financial reporting. The Audit Committee continues to oversee efforts related to our system of internal control over financial reporting and management's preparations for the evaluation thereof in fiscal 2011. The Audit Committee has also reviewed key initiatives and programs aimed at strengthening the effectiveness of our internal and disclosure control structure.

Independent Registered Public Accounting Firm

The Audit Committee engaged Deloitte & Touche LLP as our independent registered public accounting firm to audit our financial statements for fiscal 2010. Deloitte & Touche LLP has served as our independent registered public accounting firm since October 1989. The Audit Committee annually selects our independent registered public accounting firm.

Audit and Non-Audit Services Pre-Approval Policy

Pursuant to the Audit Committee's Audit and Non-Audit Services Pre-Approval Policy, all audit and non-audit services rendered by Deloitte & Touche LLP in fiscal 2010, including the related fees, were pre-approved by the Audit Committee. Under the policy, the Audit Committee is required to pre-approve all audit and permissible non-audit services performed by the independent registered public accounting firm to assure that the provision of those services does not impair the firm's independence. Pre-approval is detailed as to the particular service or category of service and is subject to a specific engagement authorization. The Audit Committee requires the independent registered public accounting firm and management to report on the actual fees incurred for each category of service at Audit Committee meetings throughout the year.

During the year, it may become necessary to engage the independent registered public accounting firm for additional services that have not been pre-approved. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm. The Audit Committee may delegate pre-approval authority to one or more of its members for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The member or members to whom pre-approval authority is delegated must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Fees Paid to Independent Registered Public Accounting Firm

The fees billed to us for the professional services rendered by Deloitte & Touche LLP during the two most recently completed fiscal years were as follows:

($ in thousands)	Fiscal 2010 ($)	Fiscal 2009 ($)
Audit Fees	1,165	1,198
Audit-Related Fees *(1)*	18	16
Tax Fees *(2)*	87	27
All Other Fees *(3)*	2	2
Total Fees	1,272	1,243

(1) For fiscal 2010 and fiscal 2009, the audit-related fees principally related to accounting consultation.

(2) For fiscal 2010, the tax fees principally related to tax compliance services, assistance and advice, and for fiscal 2009, the tax fees principally related to tax compliance services.

(3) For fiscal 2010 and fiscal 2009, the other fees principally related to online subscription fees for technical accounting support.

Audit Committee Report

The Audit Committee has reviewed and discussed the audited financial statements for fiscal 2010 with management and the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board Rule 3200T. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence. Based on these reviews and discussions, the undersigned members of the Audit Committee recommended to the Board that the audited consolidated financial statements for fiscal 2010 be included in our Form 10-K for filing with the SEC.

Members of the Audit Committee

Philip E. Mallott, Chair
Peter J. Hayes
Russell Solt

PROPOSAL FOUR: RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2011

At its March 2, 2011 meeting, the Audit Committee appointed Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2011, subject to our entry into a mutually agreed upon services contract with Deloitte & Touche LLP. The submission of this matter for approval by shareholders is not legally required; however, we believe that such submission is consistent with best practices in corporate governance and is another opportunity for shareholders to provide direct feedback on an important issue of our corporate governance. If the shareholders do not ratify the appointment of Deloitte & Touche LLP, the selection of such firm as our independent registered public accounting firm will be reconsidered by the Audit Committee.

A representative of Deloitte & Touche LLP will be present at the Annual Meeting to respond to appropriate questions and to make a statement if so desired.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2011.

SHAREHOLDER PROPOSALS

Any proposals of shareholders which are intended to be presented at our 2012 annual meeting of shareholders must be received by our Corporate Secretary at our corporate offices on or before December 14, 2011 to be eligible for inclusion in our 2012 proxy statement and form of proxy. Such proposals must be submitted in accordance with Rule 14a-8 of the Exchange Act. If a shareholder intends to present a proposal at our 2012 annual meeting of shareholders without inclusion of that proposal in our 2012 proxy materials and written notice of the proposal is not received by our Corporate Secretary at our corporate offices on or before February 28, 2012, or if we meet other requirements of the SEC rules, proxies solicited by the Board for our 2012 annual meeting of shareholders will confer discretionary authority on the proxy holders named therein to vote on the proposal at the meeting.

ANNUAL REPORT ON FORM 10-K

Our Form 10-K is included with this Proxy Statement in our 2010 Annual Report to Shareholders. Shareholders may also receive a copy of our Form 10-K without charge by writing to: Investor Relations, Big Lots, Inc., 300 Phillipi Road, Columbus, Ohio 43228-5311. Our Form 10-K may also be accessed in the Investor Relations section of our website (www.biglots.com) under the "SEC Filings" caption.

PROXY SOLICITATION COSTS

This solicitation of proxies is made by and on behalf of the Board. In addition to mailing the Notice of Internet Availability (or, if applicable, paper copies of this Proxy Statement, the Notice of Annual Meeting of Shareholders and the proxy card) to shareholders of record on the record date, the brokers and banks holding our common shares for beneficial holders must, at our expense, provide our proxy materials to persons for whom they hold our common shares in order that such common shares may be voted. Solicitation may also be made by our officers and regular employees personally or by telephone, mail or electronic mail. Officers and employees who assist with solicitation will not receive any additional compensation. The cost of the solicitation will be borne by us. We have also retained Georgeson Inc. to aid in the solicitation of proxies for a fee estimated to be $6,500, plus reasonable out-of-pocket expenses.

OTHER MATTERS

As of the date of this Proxy Statement, we know of no business that will be presented for consideration at the Annual Meeting other than as referred to in Proposal One, Proposal Two, Proposal Three and Proposal Four above. If any other matter is properly brought before the Annual Meeting for action by shareholders, common shares represented by proxies returned to us and not revoked will be voted on such matter in accordance with the recommendations of the Board.

By order of the Board of Directors,

CHARLES W. HAUBIEL II
Executive Vice President, Legal and Real Estate,
General Counsel and Corporate Secretary

April 12, 2011
Columbus, Ohio

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APPENDIX A

Executive Compensation Peer Groups for Fiscal 2010 Executive Compensation

The retailer-only peer group was comprised of the following companies:

99 Cents Only Stores
Abercrombie & Fitch
Advanced Auto Parts
Bed Bath & Beyond
BJ's Wholesale Club
Collective Brands
Dollar General
Dollar Tree
DSW
Family Dollar
Jo-Ann Stores
Limited Brands
PETsMART
Ross Stores
TJX Companies
Tractor Supply

The broader peer group was comprised of the following companies:

7-Eleven
99 Cents Only Stores
A&P
Abercrombie & Fitch
Ace Hardware
adidas America
Advance Auto Parts
Aeropostale
Ahold USA
Alex Lee
American Eagle Outfitters
American Signature
Anchor Blue Retail Group
Andersons
Ann Taylor
Anna's Linens Co.
Arby's Restaurant Group
Ashland / The Valvoline Company
at&t
Aurora Health Care / Pharmacy
AutoZone
Aveda Experience Centers
Avis Budget Group
Avon
Barnes & Noble
bebe Stores
Belk
Benetton U S A
Best Buy
Birks & Mayors
BJ's Wholesale Club
Blockbuster
Bon-Ton Stores
Borders
Boston Market Corporation
Boy Scouts – Supply Group
Brinker International
Brown Shoe Company
Bulgari
Express
Exxon Mobil - US Fuels Marketing
Family Dollar
FedEx Kinko's
Food Lion
Fossil, Inc.
Friendly Ice Cream
GameStop
Gap
General Nutrition
General Parts International
Genesco
Genuine Parts Company
Giant Eagle
Goody's Family Clothing
H. E. Butt Grocery Company
Half Price Books
Hallmark - Retail
Hanesbrands
Hannaford Bros. Co.
Harley-Davidson Motor Company
Harold's Stores
Harris Teeter
Harry Winston
Helzberg Diamonds
Hess Corporation - Retail Stores
Hilti
Home Shopping Network
Hot Topic
HSN
Hy-Vee
Interstate Bakeries Corporation
J. C. Penney
J. Crew
Jewelry Television
Jo-Ann Stores
Jockey International
Kellwood Company
Kohl's
Oxford Industries
Papa John's
Party City Corporation
Payless ShoeSource
PETCO
PETsMART
Phillips-Van Heusen
Pier 1 Imports
Polo Ralph Lauren
Publix Super Markets
RadioShack
Raley's Superstores
Recreational Equipment
Redcats USA
Restoration Hardware
Revlon
Richemont North America
Ross Stores
RSC Equipment Rental
Saks
Sally Beauty Holdings
Savers
Sears Holdings
Shoe Carnival, Inc.
ShopKo Stores
Smart & Final
Spartan Stores
Spencer Gifts
Stage Stores
Staples
Starbucks
SuperValu
Talbots
Target
The Coca-Cola Company
The Finish Line
The Home Depot
The Kroger Co.
The Pantry

Burlington Coat Factory
C&S Wholesale Grocers
CarMax
Carter's
CBRL Group
Chanel
Charming Shoppes
Chevron Stations
Children's Place
Chipotle Mexican Grill
Circuit City Stores
Coach
Coleman Factory Outlet
Collective Brands
Colonial Williamsburg Foundation
Columbia Sportswear
Cost Plus
Costco Wholesale
Crate and Barrel
Cutter & Buck
CVS/Caremark
Darden Restaurants
Dell
Design Within Reach
DFS
Dick's Sporting Goods
Dollar General
Dollar Tree
DSW
Eastern Mountain Sports
Eddie Bauer
Kroger
L.L. Bean
Lands' End
Levi Strauss
Limited Brands
Linens 'n Things
Liz Claiborne
Longs Drug Stores
Lord & Taylor
Lowe's
lululemon athletica usa
Luxottica Retail US
Macy's
Marathon Oil Corporation
Mary Kay
Mattel
maurices
McDonald's Corporation
Meijer
Mervyns
Michaels Stores
Miles Kimball Company
Nash-Finch
National Vision
Navy Exchange Service Command
Neiman Marcus Group
New York & Company
Nike
Nordstrom
Office Depot
OfficeMax
The Sports Authority
The Walt Disney Co.
The Yankee Candle Co.
Things Remembered
Timberland
TJX Companies
Tommy Hilfiger
Toys "R" Us
TravelCenters of America
True Value Company
Tween Brands
Ulta Salon, Cosmetics & Fragrance
United Rentals
United Supermarkets
Universal Orlando
University Book Store
Valero Energy
Value City Department Stores
Vera Bradley Retail Stores
VF Corporation
Walgreen
Wal-Mart
Warnaco
Wendy's International
West Marine Products
Whole Foods Market
Williams-Sonoma
Winn-Dixie Stores
Yum! Brands, Inc.
Zale

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 29, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number 1-8897

BIG LOTS, INC.
(Exact name of registrant as specified in its charter)

Ohio	**06-1119097**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
300 Phillipi Road, P.O. Box 28512, Columbus, Ohio	**43228-5311**
(Address of principal executive offices)	(Zip Code)

(614) 278-6800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Shares held by non-affiliates of the Registrant (assuming for these purposes that all executive officers and directors are "affiliates" of the Registrant) was $2,707,259,542 on July 31, 2010, the last business day of the Registrant's most recently completed second fiscal quarter (based on the closing price of the Registrant's Common Shares on such date as reported on the New York Stock Exchange).

The number of the Registrant's Common Shares outstanding as of March 23, 2011 was 75,188,531.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for its 2011 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

BIG LOTS, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED JANUARY 29, 2011

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

The Company

Big Lots, Inc., an Ohio corporation, through its wholly owned subsidiaries (collectively referred to herein as "we," "us," and "our" except as used in the reports of our independent registered public accounting firm included in Item 8 of this Annual Report for Form 10-K ("Form 10-K")), is the nation's largest broadline closeout retailer (see the discussion below under the caption "Closeout Retailing"). At January 29, 2011, we operated a total of 1,398 stores in 48 states. Our goal is to strengthen and build upon our leadership position in broadline closeout retailing by providing our customers with great savings on brand-name closeouts and other value-priced merchandise. You can locate us on the Internet at www.biglots.com. The contents of our websites are not part of this report.

Similar to many other retailers, our fiscal year ends on the Saturday nearest to January 31, which results in some fiscal years comprised of 52 weeks and some comprised of 53 weeks. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years. The following table provides a summary of our fiscal year calendar and the associated number of weeks in the fiscal year:

Fiscal Year	Number of Weeks	Year Begin Date	Year End Date
2011	52	January 30, 2011	January 28, 2012
2010	52	January 31, 2010	January 29, 2011
2009	52	February 1, 2009	January 30, 2010
2008	52	February 3, 2008	January 31, 2009
2007	52	February 4, 2007	February 2, 2008
2006	53	January 29, 2006	February 3, 2007

We manage our business on the basis of one segment: broadline closeout retailing. Please refer to the consolidated financial statements and related notes in this Form 10-K for our financial information. We evaluate and report overall sales and merchandise performance based on the following key merchandising categories: Consumables, Furniture, Home, Hardlines, Seasonal, and Other. The Consumables category includes the food, health and beauty, plastics, paper, chemical, and pet departments. The Furniture category includes the upholstery, mattresses, ready-to-assemble, and case goods departments. Case goods consist of bedroom, dining room, and occasional furniture. The Home category includes the domestics, stationery, and home decorative departments. The Hardlines category includes the electronics, appliances, tools, and home maintenance departments. The Seasonal category includes the lawn & garden, Christmas, summer, and other holiday departments. The Other category includes the toy, jewelry, infant accessories, and apparel departments and also includes the results of certain large closeout deals that we typically acquire through our alternate product sourcing operations. See note 13 to the accompanying consolidated financial statements for the net sales results of these categories for 2010, 2009, and 2008.

In May 2001, Big Lots, Inc. was incorporated in Ohio and was the surviving entity in a merger with Consolidated Stores Corporation, a Delaware corporation. By virtue of the merger, Big Lots, Inc. succeeded to all the business, properties, assets, and liabilities of Consolidated Stores Corporation.

Our principal executive offices are located at 300 Phillipi Road, Columbus, Ohio 43228, and our telephone number is (614) 278-6800. All of our operations were located within the United States of America at the end of each of the last three years.

Closeout Retailing

Closeout merchandise generally results from production overruns, packaging changes, discontinued products, liquidations, returns, and other disruptions in the supply chain of manufacturers. As a result, we can generally purchase closeout merchandise at lower costs than would be paid by traditional discount retailers, and offer closeout merchandise at lower prices than those offered by traditional discount retailers. We attempt to maximize the amount of closeout merchandise available in our stores. We work closely with our vendors to obtain name brand merchandise that is easily recognizable by our customers. In addition to closeout merchandise, we stock many products on a consistent basis at our stores that we believe provide great value to our customers. This merchandise may not always be the same brand or may be off-brand because we attempt to provide our customers with merchandise at a price that we believe represents a great value. For net sales by merchandise category and as a percent of total net sales, see the discussion below under the captions "2010 Compared To 2009" and "2009 Compared To 2008" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") of this Form 10-K.

Real Estate

The following table compares the number of our stores in operation at the beginning and end of each of the last five fiscal years:

	2010	2009	2008	2007	2006
Stores open at the beginning of the year	1,361	1,339	1,353	1,375	1,401
Stores opened during the year	80	52	21	7	11
Stores closed during the year	(43)	(30)	(35)	(29)	(37)
Stores open at the end of the year	1,398	1,361	1,339	1,353	1,375

From 2006 through 2008, we focused on improving profitability through managing our existing store base as the commercial real estate market demanded higher rent charges than our store operating model enabled us to pay. During 2009, the commercial real estate market softened and, as a result, we have been able to favorably negotiate renewals for certain store leases which, prior to 2009, may have resulted in store closures. In addition, during 2009 and 2010, we successfully negotiated a number of new store leases as the availability of space improved, rental rates eased, and our sales and profitability improved at the store level. For additional information about our real estate strategy, see the discussion under the caption "Operating Strategy - Real Estate" in the accompanying MD&A in this Form 10-K.

The following table details our stores by state at January 29, 2011:

State	Stores	State	Stores	State	Stores
Alabama	27	Maine	7	Ohio	103
Arizona	36	Maryland	17	Oklahoma	17
Arkansas	11	Massachusetts	18	Oregon	13
California	172	Michigan	43	Pennsylvania	68
Colorado	20	Minnesota	4	Rhode Island	1
Connecticut	11	Mississippi	14	South Carolina	34
Delaware	4	Missouri	25	South Dakota	1
Florida	107	Montana	1	Tennessee	47
Georgia	59	Nebraska	4	Texas	114
Idaho	6	Nevada	13	Utah	10
Illinois	35	New Hampshire	6	Vermont	4
Indiana	45	New Jersey	14	Virginia	35
Iowa	3	New Mexico	12	Washington	21
Kansas	9	New York	48	West Virginia	18
Kentucky	40	North Carolina	65	Wisconsin	10
Louisiana	22	North Dakota	2	Wyoming	2
				Total stores	**1,398**
				Number of states	**48**

Of our 1,398 stores, 35% operate in four states: California, Texas, Ohio, and Florida, and net sales from stores in these states represented 37% of our 2010 net sales.

Associates

At January 29, 2011, we had approximately 35,600 active associates comprised of 13,000 full-time and 22,600 part-time associates. Temporary associates hired during the fall and winter holiday selling season increased the number of associates to a peak of 39,700 in 2010. Approximately 64% of the associates employed throughout the year are employed on a part-time basis. We consider our relationship with our associates to be good, and we are not a party to any labor agreements.

Competition

We operate in the highly competitive retail industry and face strong sales competition from other general merchandise, discount, food, furniture, arts and crafts, and dollar store retailers. Additionally, we compete with a number of companies for retail site locations, to attract and retain quality employees, and to acquire our broad assortment of closeout merchandise from vendors.

Purchasing

An integral part of our business is the sourcing and purchasing of quality brand-name merchandise directly from manufacturers and other vendors typically at prices below those paid by traditional retailers. We believe that we have built strong relationships with many brand-name vendors and we have capitalized on our purchasing power in the closeout marketplace, including our ability to pay timely and source merchandise that provides exceptional value to our customers. We have the ability to source and purchase significant quantities of a vendor's closeout merchandise in specific product categories and to control distribution in accordance with vendor instructions. We believe this ability provides a high level of service and convenience to our vendors. Our sourcing channels also include bankruptcies, liquidations, and insurance claims. We supplement our traditional brand-name closeout purchases with various direct import and domestically-sourced merchandise, which represents merchandise that our customers consistently expect us to have in our stores or merchandise that we believe offers our customers a significant value. We expect that the unpredictability of the retail and manufacturing environments coupled with what we believe is our dominant purchasing power position will continue to support our ability to source quality closeout merchandise at competitive prices.

We have a buying team with extensive closeout purchasing experience, which we believe has enabled us to develop successful long-term relationships with many of the largest and most recognized vendors in the United States. We believe that, as a result of these relationships and our experience and reputation in the closeout industry, many vendors offer buying opportunities to us prior to attempting to dispose of their merchandise through other channels.

Our merchandise is purchased from domestic and foreign vendors that provide us with multiple sources for each product category. In 2010, our top ten vendors accounted for approximately 16% of total purchases (at cost) while the largest vendor accounted for approximately 4% of total purchases (at cost).

During 2010, we purchased approximately 25% of our merchandise directly from overseas vendors, including approximately 21% from vendors located in China. Additionally, a significant amount of our domestically-purchased merchandise is manufactured abroad. As a result, a significant portion of our merchandise supply is subject to certain risks as described further in "Item 1A. Risk Factors" of this Form 10-K.

Warehouse and Distribution

The majority of the merchandise sold by us is received and processed for retail sale and distributed to the retail locations from our five regional distribution centers located in Pennsylvania, Ohio, Alabama, Oklahoma and California. Some of our vendors deliver merchandise directly to our stores. We previously operated two furniture distribution centers located in Redlands, California and Columbus, Ohio. During 2009, we integrated the distribution of furniture from our Redlands, California furniture distribution center into our regional distribution center in California. During 2008, we integrated the distribution of furniture from our Columbus, Ohio furniture distribution center into our regional distribution centers in Pennsylvania, Ohio, Alabama and Oklahoma. We believe these integrations allow us to distribute furniture to our stores more efficiently, primarily by reducing the transportation cost to the stores because the regional distribution centers are generally located closer to the stores they service. We manage the inventory levels of merchandise in our distribution centers to facilitate the prompt and efficient distribution of merchandise to our stores in order to maximize sales and our inventory turnover rate. We selected the locations of our distribution centers in an effort to minimize transportation costs and the distance from distribution centers to our stores.

In addition to the regional distribution centers that handle merchandise, we operate a warehouse in Ohio that distributes store fixtures and supplies. During 2009, we integrated the distribution of store fixtures and supplies out of our Redlands, California furniture distribution center into our Ohio warehouse. We believe this integration reduces our fixed overhead and operating costs and allows us to more effectively manage store fixtures and supplies inventory.

During the past three years, we implemented several warehouse, distribution, and outbound transportation initiatives, including but not limited to the integration in 2008 and 2009 of our former furniture distribution centers into all of our regional distribution centers, and other transportation initiatives aimed at lowering our inbound and outbound transportation costs.

For additional information regarding our warehouses and distribution facilities and related initiatives, see the discussion under the caption "Warehouse and Distribution" in "Item 2. Properties" of this Form 10-K and the discussion under the caption "Operating Strategy – Cost Structure" in the accompanying MD&A in this Form 10-K.

Advertising and Promotion

Our brand image is an important part of our marketing program. Our principal trademarks, including the Big Lots® family of trademarks, have been registered with the U.S. Patent and Trademark Office. We use a variety of marketing approaches to promote our brand and retail position through television, internet, in-store point of purchase, and print media. The centerpiece of our marketing efforts is our television campaign which combines elements of strategic branding and promotion. These same elements are then used in most other marketing media. Our highly targeted media placement strategy uses national cable as the foundation of our television buys which is then supplemented with commercials placed with broadcasters in key markets. Our marketing program utilizes printed advertising circulars, through a combination of newspaper insertions and mailings, which we design and distribute in all markets that are served by our stores. In 2010, we distributed multi-page circulars covering 27 weeks which was consistent with our approach in 2009 and 2008 and is consistent with our plans for 2011. We create regional versions of these circulars to take advantage of market differences caused by product availability, climate, and customer preferences. In addition, we use in-store promotional materials, including in-store signage, to emphasize special bargains and significant values offered to our customers. Our customer list, which we refer to as the Buzz Club®, is an important marketing tool which allows us to communicate in a cost effective manner with our customers, including e-mail delivery of our circulars. In addition to the Buzz Club®, in August of 2009, we started the Buzz Club Rewards® program ("Rewards"), which has grown rapidly from 1.2 million members at the end of 2009 to 7.3 million members at the end of 2010. Members of the Buzz Club Rewards program use a membership card when making purchases and earn discounts on future purchases when they meet certain thresholds. Buzz Club Rewards members may also receive other targeted promotions. We continue to use our website (www.biglots.com) as a key avenue to communicate to our customers through special catalogs and online advertising, attracting approximately 1.1 million unique visitors each week. Total advertising expense as a percentage of total net sales was 1.9% in 2010, 2.0% in 2009, and 2.2% in 2008.

Seasonality

We have historically experienced, and expect to continue to experience, seasonal fluctuations, with a larger percentage of our net sales and operating profit realized in the fourth fiscal quarter. In addition, our quarterly net sales and operating profits can be affected by the timing of new store openings and store closings, the timing of television and circular advertising, and the timing of certain holidays. We historically receive a higher proportion of merchandise, carry higher inventory levels, and incur higher outbound shipping and payroll expenses as a percentage of sales in the third fiscal quarter in anticipation of increased sales activity during the fourth fiscal quarter. The fourth fiscal quarter typically includes a leveraging effect on operating results because net sales are higher and certain of our costs are fixed such as rent and depreciation.

The seasonality of our net sales and related merchandise inventory requirements influences our availability of and demand for cash or access to credit. We historically have drawn upon our credit facility to assist in funding our working capital requirements, which typically peak near the end of our third fiscal quarter. We historically have higher net sales, operating profits, and cash flow provided by operations in the fourth fiscal quarter which allows us to substantially repay our seasonal borrowings. In 2010, our total indebtedness (outstanding borrowings and letters of credit) peaked at approximately $200 million in November 2010 under our $500.0 million unsecured credit facility entered into in April 2009 ("2009 Credit Agreement"). As of January 29, 2011, we had no borrowings under the 2009 Credit Agreement. We expect that borrowings will vary throughout 2011 depending on various factors, including our seasonal need to acquire merchandise inventory prior to peak selling seasons, the timing and amount of sales to our customers and the potential impact of shares repurchased under our authorized share repurchase program. For additional information on our current share repurchase program, the 2009 Credit Agreement, and a discussion of our sources and uses of funds, see "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" and the discussion under the caption "Capital Resources and Liquidity" in the accompanying MD&A, in this Form 10-K.

Available Information

We make available, free of charge, through the "Investor Relations" section of our website (www.biglots.com) under the "SEC Filings" caption, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission ("SEC").

In this Form 10-K, we incorporate by reference certain information from parts of our Proxy Statement for our 2011 Annual Meeting of Shareholders ("2011 Proxy Statement").

In the "Investor Relations" section of our website (www.biglots.com) under the "Corporate Governance" and "SEC Filings" captions, the following information relating to our corporate governance may be found: Corporate Governance Guidelines; charters of our Board of Directors' Audit, Compensation, Nominating/Corporate Governance, Strategic Planning, and Public Policy and Environmental Affairs Committees; Code of Business Conduct and Ethics; Code of Ethics for Financial Professionals; Chief Executive Officer and Chief Financial Officer certifications related to our SEC filings; the means by which shareholders may communicate with our Board of Directors; and transactions in our securities by our directors and executive officers. The Code of Business Conduct and Ethics applies to all of our associates, including our directors and our principal executive officer, principal financial officer, and principal accounting officer. The Code of Ethics for Financial Professionals applies to our Chief Executive Officer and all other Senior Financial Officers (as that term is defined therein) and contains provisions specifically applicable to the individuals serving in those positions. We intend to post amendments to and waivers from, if any, our Code of Business Conduct and Ethics (to the extent applicable to our directors and executive officers) and our Code of Ethics for Financial Professionals in the "Investor Relations" section of our website (www.biglots.com) under the "Corporate Governance" caption. We will provide any of the foregoing information without charge upon written request to our Corporate Secretary. The contents of our websites are not part of this report.

ITEM 1A. RISK FACTORS

The statements in this section describe the material risks to our business and should be considered carefully. In addition, these statements constitute cautionary statements under the Private Securities Litigation Reform Act of 1995.

Our disclosure and analysis in this Form 10-K and in our 2010 Annual Report to Shareholders contain some forward-looking statements that set forth anticipated results based on management's plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have tried, wherever possible, to identify such statements by using words such as "anticipate," "estimate," "expect," "objective," "goal," "project," "intend," "plan," "believe," "will," "should," "may," "target," "forecast," "guidance," "outlook," and similar expressions in connection with any discussion of future operating or financial performance. In particular, forward-looking statements include statements relating to future actions, future performance, or results of current and anticipated products, sales efforts, expenses, interest rates, the outcome of contingencies, such as legal proceedings, and financial results.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties, and potential inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated, or projected results set forth in the forward-looking statements. You should bear this in mind as you consider forward-looking statements.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC.

Also note that we provide the following cautionary discussion of risks, uncertainties, and assumptions relevant to our businesses. There can be no assurances that we have correctly and completely identified, assessed, and accounted for all factors that do or may affect our business, financial condition, results of operations, and liquidity. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. Additional risks not presently known to us or that we presently believe to be immaterial also may adversely impact us. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition, results of operations, and liquidity. Consequently, all of the forward-looking statements are qualified by these cautionary statements, and there can be no assurance that the results or developments we anticipate will be realized or that they will have the expected effects on our business or operations. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

Our ability to achieve the results contemplated by forward-looking statements is subject to a number of factors, any one, or a combination, of which could materially affect our business, financial condition, results of operations, or liquidity. These factors may include, but are not limited to:

The current economic conditions (including commodity price fluctuations, bankruptcies, and reduced access to credit) give rise to risks and uncertainties that may adversely affect our capital resources, financial condition, results of operations, and liquidity including, but not limited to the following:

- Fluctuating commodity prices, including but not limited to diesel fuel and other fuels used to generate power by utilities, may affect our gross profit and operating profit margins.
- Our vendors may be negatively impacted by current economic conditions due to insufficient availability of credit to fund their operations or insufficient demand for their products, which may affect their ability to fulfill their obligations to us.
- Our expectations regarding the demand for our merchandise may be inaccurate, which could cause us to under buy or over buy certain categories or departments of merchandise, which could result in customer dissatisfaction or require excessive markdowns to sell through the merchandise.
- The reaction of our competitors to the marketplace, including the level of liquidations occurring at bankrupt retailers, may drive our competitors, some of whom are better capitalized than us, to offer significant discounts or promotions on their merchandise, which could negatively affect our sales and profit margins.

- A downgrade in our credit rating could negatively affect our ability to access capital or increase the borrowing rates we pay.
- A significant decline in the market value of our qualified defined benefit pension plan's ("Pension Plan") investment portfolios may affect our financial condition, results of operations, and liquidity.

If we are unable to continue to successfully execute our operating strategies, our operating performance could be significantly impacted.

There is a risk that we will be unable to continue to meet or exceed our operating performance targets and goals in the future if our strategies and initiatives are unsuccessful. In 2010, we announced operating performance targets and goals as part of an updated strategic plan that we intend to continue to use as our roadmap for the near future. The updated plan includes a growth phase and a continued focus on merchandising, real estate, and cost structure. Overall, both our actual 2010 operating performance and our 2011 operating performance outlook are consistent with the operating performance targets outlined in the updated strategic plan. See the accompanying MD&A in this Form 10-K for additional information concerning our operating strategy.

If we are unable to compete effectively in the highly competitive discount retail industry, our business and results of operations may be materially adversely affected.

The discount retail business is highly competitive. As discussed in Item 1 of this Form 10-K, we compete for customers, employees, products, real estate, and other aspects of our business with a number of other companies. Certain of our competitors have greater financial, distribution, marketing, and other resources than us. It is possible that increased competition or improved performance by our competitors may reduce our market share, gross margin, and operating margin, and may materially adversely affect our business and results of operations in other ways.

Changes by vendors related to the management of their inventories may reduce the quantity and quality of brand-name closeout merchandise available to us or may increase our cost to acquire brand-name closeout merchandise, either of which may materially adversely affect our revenues and gross margin.

The products we sell are sourced from a variety of vendors. The portion of our assortment that is pre-planned and made for us consists of imported merchandise (primarily furniture, seasonal, and portions of our home categories along with certain other classifications like toys) or merchandise that we can re-order upon demand. However, for the closeout component of our business, we do not control the supply, design, function, availability, or cost of many of the products that we offer for sale. Our ability to meet or exceed our operating performance targets for gross margin depends upon the sufficient availability of closeout merchandise that we can acquire and offer at prices that represent a value to our customers. In addition, we rely on our vendors to provide us with quality merchandise. To the extent that certain of our vendors are better able to manage their inventory levels and reduce the amount of their excess inventory, the amount of closeout merchandise available to us could be materially reduced. Shortages or disruptions in the availability of closeout merchandise of a quality acceptable to our customers and us would likely have a material adverse effect on our sales and gross margin and may result in customer dissatisfaction.

We rely on vendors located in foreign countries for significant amounts of merchandise and a significant amount of our domestically-purchased merchandise is manufactured abroad. Our business may be materially adversely affected by risks associated with international trade.

Global sourcing of many of the products we sell is an important factor in driving higher gross margin. During 2010, we purchased approximately 25% of our products directly from overseas vendors including 21% from vendors located in China. Our ability to identify qualified vendors and to access products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced outside of the United States. Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control including increased shipping costs, increased import duties, more restrictive quotas, loss of "most favored nation" trading status, currency and exchange rate fluctuations, work stoppages, transportation delays, economic uncertainties such as inflation, foreign government regulations, political unrest, natural disasters, war, terrorism, trade restrictions (including retaliation by the United States against foreign practices), political instability, the financial stability of vendors, merchandise quality issues, and tariffs. These and other issues affecting our international vendors could materially adversely affect our business and financial performance.

Disruption to our distribution network, the capacity of our distribution centers, and the timely receipt of merchandise inventory could adversely affect our operating performance.

We rely on the ability to replenish depleted merchandise inventory through deliveries to our distribution centers and from the distribution centers to our stores by various means of transportation, including shipments by sea, rail and truck carriers. A decrease in the capacity of carriers and/or labor strikes or shortages in the transportation industry could negatively affect our distribution network, the timely receipt of merchandise and transportation costs. In addition, long-term disruptions to the national and international transportation infrastructure from wars, political unrest, terrorism, natural disasters and other significant events that lead to delays or interruptions of service could adversely affect our business. Also, a fire, earthquake, or other disaster at one of our distribution centers could disrupt our timely receiving, processing and shipment of merchandise to our stores which could adversely affect our business. As we continue to grow, we may face increased or unexpected demands on distribution center operations, as well as unexpected demands on our distribution network. In addition, new store locations receiving shipments that are increasingly further away from our distribution centers will increase transportation costs and may create transportation scheduling strains.

Our inability to properly manage our inventory levels and offer merchandise that our customers want may materially adversely impact our business and financial performance.

We must maintain sufficient inventory levels to operate our business successfully. However, we also must seek to avoid accumulating excess inventory in order to maintain appropriate in-stock levels. As stated above, we obtain approximately one quarter of our merchandise from vendors outside of the United States. These foreign vendors often require lengthy advance notice of our requirements in order to be able to supply products in the quantities that we request. This usually requires us to order merchandise and enter into purchase order contracts for the purchase and manufacture of such merchandise well in advance of the time these products are offered for sale. As a result, we may experience difficulty in responding to a changing retail environment, which makes us vulnerable to changes in price and in consumer preferences. In addition, we attempt to maximize our gross margin and operating efficiency by delivering proper quantities of merchandise to our stores in a timely manner. If we do not accurately anticipate future demand for a particular product or the time it will take to replenish inventory levels, our inventory levels may not be appropriate and our results of operations may be negatively impacted.

Declines in general economic condition, consumer spending levels, and other conditions could lead to reduced consumer demand for our merchandise thereby materially adversely affecting our revenues and gross margin.

Our results of operations can be directly impacted by the health of the United States' economy. Our business and financial performance may be adversely impacted by current and future economic conditions, including factors that may restrict or otherwise negatively impact consumer financing, disposable income levels, unemployment levels, energy costs, interest rates, recession, inflation, the impact of natural disasters and terrorist activities, and other matters that influence consumer spending. The economies of four states (Ohio, Texas, California, and Florida) are particularly important as approximately 35% of our current stores operate in these states and 37% of our 2010 net sales occurred in these states.

Changes in federal or state legislation and regulations, including the effects of legislation and regulations on product safety, could increase our cost of doing business and adversely affect our operating performance.

We are exposed to the risk that new federal or state legislation, including new product safety laws and regulations, may negatively impact our operations and adversely affect our operating performance. Additional changes in product safety legislation or regulations may lead to product recalls and the disposal or write-off of merchandise, as well as fines or penalties and reputational damage. If our merchandise, including food and consumable products, do not meet applicable governmental safety standards or our customers' expectations regarding quality or safety, we could experience lost sales, increased costs and be exposed to legal and reputational risk. Our inability to comply on a timely basis with regulatory requirements, or execute product recalls in a timely manner, could result in fines or penalties which could have a material adverse effect on our financial results. In addition, negative customer perceptions regarding the safety of the products we sell could cause us to lose market share to our competitors. If this occurs, it may be difficult for us to regain lost sales.

We may be subject to periodic litigation and regulatory proceedings, including Fair Labor Standards Act and state wage and hour class action lawsuits, which may adversely affect our business and financial performance.

From time to time, we may be involved in lawsuits and regulatory actions, including various collective or class action lawsuits that are brought against us for alleged violations of the Fair Labor Standards Act and state wage and hour laws. Due to the inherent uncertainties of litigation, we may not be able to accurately determine the impact on us of any future adverse outcome of such proceedings. The ultimate resolution of these matters could have a material adverse impact on our financial condition, results of operations, and liquidity. In addition, regardless of the outcome, these proceedings could result in substantial cost to us and may require us to devote substantial resources to defend ourselves. For a description of certain current legal proceedings, see note 10 to the accompanying consolidated financial statements.

Our current insurance program may expose us to unexpected costs and negatively affect our financial performance.

Our insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions that we believe are prudent based on the dispersion of our operations. However, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime and some natural disasters. If we incur these losses and they are material, our business could suffer. Certain material events may result in sizable losses for the insurance industry and adversely impact the availability of adequate insurance coverage or result in excessive premium increases. To offset negative insurance market trends, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to these market changes. In addition, we self-insure a significant portion of expected losses under our workers' compensation, automobile liability, general liability and group health insurance programs. Unanticipated changes in any applicable actuarial assumptions and management estimates underlying our recorded liabilities for these losses, including expected increases in medical and indemnity costs, could result in materially different amounts of expense than expected under these programs, which could have a material adverse effect on our financial condition and results of operations. Although we continue to maintain property insurance for catastrophic events, we are effectively self-insured for losses up to the amount of our deductibles. If we experience a greater number of these losses than we anticipate, our financial performance could be adversely affected.

A significant decline in our operating profit and taxable income may impair our ability to realize the value of our long-lived assets and deferred tax assets.

We are required by accounting rules to periodically assess our property and equipment and deferred tax assets for impairment and recognize an impairment loss or valuation charge, if necessary. In performing these assessments, we use our historical financial performance to determine whether we have potential impairments or valuation concerns and as evidence to support our assumptions about future financial performance. If our financial performance significantly declines, it could negatively affect the results of our assessments of the recoverability of our property and equipment and our deferred tax assets. There is a risk that if our future operating results significantly decline, it could impair our ability to recover the value of our property and equipment and deferred tax assets. Impairment or valuation charges taken against property and equipment and deferred tax assets could be material and could have a material adverse impact on our capital resources, financial condition, results of operations, and liquidity (see the discussion under the caption "Critical Accounting Policies and Estimates" in the accompanying MD&A in this Form 10-K for additional information regarding our accounting policies for long-lived assets and income taxes).

Our inability, if any, to comply with the terms of the 2009 Credit Agreement may have a material adverse effect on our capital resources, financial condition, results of operations, and liquidity.

We have the ability to borrow funds under the 2009 Credit Agreement and we utilize this ability at various times depending on operating or other cash flow requirements. The 2009 Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens, and investments, as well as the maintenance of two financial ratios – a leverage ratio and a fixed charge coverage ratio. A violation of these covenants may permit the lenders to restrict our ability to further access loans and letters of credit and may require the immediate repayment of any outstanding loans. If we do not comply with these covenants, it may have a material adverse effect on our capital resources, financial condition, results of operations, and liquidity.

If we are unable to maintain or upgrade our information systems and software programs or if we are unable to convert to alternate systems in an efficient and timely manner, our operations may be disrupted or become less efficient.

We depend on a variety of information systems for the efficient functioning of our business. We rely on certain software vendors to maintain and periodically upgrade many of these systems so that we can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. Costs and potential interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of our existing systems could disrupt or reduce the efficiency of our business.

If we are unable to successfully execute our SAP® for Retail system implementation, our operations may be disrupted or become less efficient.

In January 2008, we announced our plans to implement SAP® for Retail solutions over the next few years. New financial systems, including general ledger, accounts payable and fixed assets, were developed and tested during 2008 and 2009. The new financial systems were placed in service in 2010. A new core merchandising system has been under development and we began testing it in the fourth quarter of 2010, with plans to place the new core merchandising system in service in 2012, when we complete testing. The implementation of these systems is expected to have a pervasive impact on our information systems and across a significant portion of our general office operations, including merchandising, technology, and finance. If we are unable to successfully implement SAP® for Retail, it may have an adverse effect on our capital resources, financial condition, results of operations, and liquidity.

If we are unable to retain existing and secure suitable new store locations under favorable lease terms, our financial performance may be negatively affected.

We lease almost all of our stores and a significant number of these leases expire or are up for renewal each year, as noted below in "Item 2. Properties" to this Form 10-K. Our strategy to improve our financial performance includes sales growth while managing the occupancy cost of each of our stores. A significant component of our sales growth strategy is to open new store locations. If the commercial real estate market tightens and we are not able to negotiate favorable new store leases and lease renewals, our financial position, results of operations, and liquidity may be negatively affected.

Changes in accounting guidance could significantly affect our results of operations and the presentation of those results.

Changes in accounting standards, including new interpretations and applications of accounting standards, may have adverse effects on our financial condition, results of operations, and liquidity. The governing accounting bodies, specifically the Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB"), have proposed numerous significant changes to current accounting standards. This proposed new guidance could significantly change the presentation of financial information and results of operations. Additionally, the new guidance may require us to make systems and other changes that could increase our operating costs. Specifically, implementing future accounting guidance related to leases and other areas impacted by the current convergence project between the FASB and IASB could require us to make significant changes to our lease management system or other accounting systems.

If we are unable to secure customer, employee, and company data, our reputation could be damaged and we could be subject to penalties or lawsuits.

The protection of our customer, employee, and company data is critical to us. The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and constantly changing requirements across our business. In addition, our customers have a high expectation that we will adequately protect their personal information. A significant breach of customer, employee, or company data could damage our reputation and result in lost sales, fines, and/or lawsuits.

If we lose key personnel, it may have a material adverse impact on our future results of operations.

We believe that we benefit substantially from the leadership and experience of our senior executives. The loss of services of any of these individuals could have a material adverse impact on our business. Competition for key personnel in the retail industry is intense and our future success will also depend on our ability to recruit, train, and retain our senior executives and other qualified personnel.

The price of our common shares as traded on the New York Stock Exchange may be volatile.

Our stock price may fluctuate substantially as a result of factors beyond our control, including but not limited to, general economic and stock market conditions, risks relating to our business and industry as discussed above, strategic actions by us or our competitors, variations in our quarterly operating performance, our future sales or purchases of our common shares, and investor perceptions of the investment opportunity associated with our common shares relative to other investment alternatives.

The bankruptcy of our formerly owned KB Toys business may adversely affect our business and financial performance.

In December 2000, we sold the KB Toys business to KB Acquisition Corporation. On January 14, 2004, KB Acquisition Corporation and certain affiliated entities (collectively "KB-I") filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. On August 30, 2005, in connection with the acquisition by an affiliate of Prentice Capital Management of majority ownership of KB-I, KB-I emerged from their January 14, 2004 bankruptcy (the KB Toys business that emerged from bankruptcy is hereinafter referred to as "KB-II"). On December 11, 2008, KB-II filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. Based on information we have received subsequent to the December 11, 2008 bankruptcy filing, we believe we may have indemnification and guarantee obligations ("KB-II Bankruptcy Lease Obligations") with respect to 29 KB Toys store leases and a lease for a former KB corporate office. Because of uncertainty inherent in the assumptions used to estimate this liability, our estimated liability could ultimately prove to be understated and could result in a material adverse impact on our financial condition, results of operations, and liquidity. For additional information regarding the KB Toys bankruptcies, see note 11 to the accompanying consolidated financial statements.

We also may be subject to a number of other factors which may, individually or in the aggregate, materially or adversely affect our business. These factors include, but are not limited to:

- Changes in governmental laws and regulations;
- Events or circumstances could occur which could create bad publicity for us or for types of merchandise offered in our stores which may negatively impact our business results including sales;
- Infringement of our intellectual property, including the Big Lots trademarks, could dilute our value;
- Our ability to attract and retain suitable employees;
- Our ability to establish effective advertising, marketing, and promotional programs; and
- Other risks described from time to time in our filings with the SEC.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Retail Operations

All of our stores are located in the United States, predominantly in strip shopping centers, and have an average store size of approximately 30,100 square feet, of which an average of 21,600 square feet is selling square feet. The average cost to open a new store in a leased facility during 2010 was approximately $1.1 million, including cost of inventory. Except for 54 owned sites, all of our stores are leased. In 2008, we acquired, for $8.6 million, two store properties we were previously leasing. The 54 owned stores are located in the following states:

State	Stores Owned
Arizona	3
California	39
Colorado	3
Florida	2
Louisiana	1
New Mexico	2
Ohio	1
Texas	3
Total	54

Store leases generally obligate us for fixed monthly rental payments plus the payment, in most cases, of our applicable portion of real estate taxes, common area maintenance costs ("CAM"), and property insurance. Some leases require the payment of a percentage of sales in addition to minimum rent. Such payments generally are required only when sales exceed a specified level. Our typical store lease is for an initial minimum term of five to ten years with multiple five-year renewal options. Seventy-two store leases have sales termination clauses which can result in our exiting a location at our option if certain sales volume results are not achieved.

The following table summarizes the number of store lease expirations in each of the next five fiscal years and the total thereafter. In addition, as stated above, many of our store leases have renewal options. The table also includes the number of leases that are scheduled to expire each year that do not have a renewal option. The information includes stores with more than one lease and leases for stores not yet open. It excludes 12 month-to-month leases and 54 owned locations.

Fiscal Year:	Expiring Leases	Leases Without Options
2011	245	41
2012	239	28
2013	289	37
2014	258	24
2015	223	27
Thereafter	126	9

Warehouse and Distribution

At January 29, 2011, we owned or leased approximately 9.5 million square feet of distribution center and warehouse space. We own and operate five regional distribution centers strategically placed across the United States in Ohio, California, Alabama, Oklahoma, and Pennsylvania. In addition to the regional distribution centers which handle merchandise, we had one warehouse under lease, which expired on January 31, 2011 and had been vacated as of January 29, 2011. The regional distribution centers utilize warehouse management technology, which enables high accuracy and efficient processing of merchandise from vendors to our retail stores. The combined output of our regional distribution centers was approximately 2.5 million cartons per week in 2010. Certain vendors deliver merchandise directly to our stores. We attempt to move merchandise from our vendors to the sales floor in the most efficient manner.

The number of owned and leased distribution centers and warehouse space (including the vacated warehouse under lease) and the corresponding square footage of the facilities by state at January 29, 2011, were as follows:

State	Owned	Leased	Total	Square Footage Owned	Square Footage Leased	Square Footage Total
				(Square footage in thousands)		
Ohio	1	1	2	3,559	465	4,024
California	1	—	1	1,423	—	1,423
Alabama	1	—	1	1,411	—	1,411
Oklahoma	1	—	1	1,297	—	1,297
Pennsylvania	1	—	1	1,295	—	1,295
Total	5	1	6	8,985	465	9,450

Corporate Office

We own the facility in Columbus, Ohio that serves as our general office for corporate associates.

ITEM 3. LEGAL PROCEEDINGS

No response is required under Item 103 of Regulation S-K. For a discussion of certain litigated matters, please refer to note 10 to the accompanying consolidated financial statements.

ITEM 4. [REMOVED AND RESERVED.]

SUPPLEMENTAL ITEM. EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers at January 29, 2011 were as follows:

Name	Age	Offices Held	Officer Since
Steven S. Fishman	59	Chairman, Chief Executive Officer and President	2005
Lisa M. Bachmann	49	Executive Vice President, Supply Chain Management and Chief Information Officer	2002
Joe R. Cooper	53	Executive Vice President, Chief Financial Officer	2000
Charles W. Haubiel II	45	Executive Vice President, Legal and Real Estate, General Counsel and Corporate Secretary	1999
John C. Martin	60	Executive Vice President, Merchandising	2003
Christopher T. Chapin	47	Senior Vice President, Store Operations	2008
Robert C. Claxton	56	Senior Vice President, Marketing	2005
Norman J. Rankin	54	Senior Vice President, Big Lots Capital and Wholesale	1998
Robert S. Segal	56	Senior Vice President, General Merchandise Manager	2005
Steven R. Smart	51	Senior Vice President, General Merchandise Manager	2003
Harold A. Wilson	62	Senior Vice President, Distribution and Transportation Services	1995
Timothy A. Johnson	43	Vice President, Strategic Planning and Investor Relations	2004
Paul A. Schroeder	45	Vice President, Controller	2005

Steven S. Fishman became Chairman, Chief Executive Officer and President in July 2005. Before joining us, Mr. Fishman was President, Chief Executive Officer and Chief Restructuring Officer of Rhodes, Inc., a furniture retailer which filed for bankruptcy on November 4, 2004; Chairman and Chief Executive Officer of Frank's Nursery & Crafts, Inc., a lawn and garden specialty retailer which filed for bankruptcy on September 8, 2004; and President and Founder of SSF Resources, Inc., an investment and consulting firm.

Lisa M. Bachmann is responsible for information technology, merchandise planning and allocation, and distribution and transportation services. Ms. Bachmann was promoted to Executive Vice President in March 2010, and assumed responsibility for distribution and transportation services. Ms. Bachman assumed the responsibility for information technology in August 2005. Ms. Bachman joined us as Senior Vice President of

Merchandise Planning, Allocation and Presentation in March 2002. Prior to joining us, Ms. Bachmann was Senior Vice President of Planning and Allocation of Ames Department Stores, Inc., a discount retailer which filed for bankruptcy on August 20, 2001.

Joe R. Cooper is responsible for treasury, tax, investor relations, loss prevention and risk management, as well as the reporting, planning, and control functions of the business. Mr. Cooper was promoted to Executive Vice President in March 2010, and assumed responsibility for loss prevention and risk management. Prior to that Mr. Cooper was promoted to Senior Vice President and Chief Financial Officer in February 2004. Mr. Cooper joined us as Vice President of Strategic Planning and Investor Relations in May 2000. In July 2000, he assumed responsibility for the treasury department and was appointed Vice President, Treasurer.

Charles W. Haubiel II is responsible for legal affairs and real estate. Mr. Haubiel was promoted to Executive Vice President in March 2010 and assumed responsibility for real estate in January 2008. Prior to that, he was promoted to Senior Vice President, General Counsel and Corporate Secretary in November 2004. Mr. Haubiel joined us in 1997 as Senior Staff Counsel and was promoted to Director, Corporate Counsel and Assistant Secretary in 1999, and to Vice President, General Counsel and Corporate Secretary in 2000.

John C. Martin is responsible for merchandising. Prior to joining us in 2003, Mr. Martin was President of Garden Ridge Corporation, an arts and crafts retailer which filed for bankruptcy on February 2, 2004. Mr. Martin also served as President and Chief Operating Officer of Michaels Stores, Inc., an arts and crafts retailer, and President, Retail Stores Division of OfficeMax Incorporated, an office supply retailer.

Christopher T. Chapin is responsible for store operations, including store standards, customer service, personnel development, program implementation, and execution. Prior to joining us in May 2008, Mr. Chapin was President and Chief Executive Officer of Facility Source Inc., a retail facility maintenance and management provider, and Vice President and Director of Store Operations of Limited Brands, Inc., a retailer.

Robert C. Claxton is responsible for marketing, merchandise presentation, and sales promotion. Prior to joining us in 2005, Mr. Claxton served as General Manager and Executive Vice President of Initiative Media, an advertising and communications company, and Chief Marketing Officer and Senior Vice President of Montgomery Ward, a retailer.

Norman J. Rankin is responsible for alternative product sourcing and wholesale operations. He assumed his current role in January 2008, after serving as Senior Vice President, General Merchandise Manager with responsibility for consumables and hardware. Mr. Rankin joined us in 1998 as Vice President, Consumables upon our merger with Mac Frugal's Bargains Close-outs, Inc., a discount retailer. In 1999, Mr. Rankin was promoted to Senior Vice President.

Robert S. Segal is responsible for merchandising in the furniture, home, and seasonal categories. Mr. Segal joined us in 2004 as Vice President, Divisional Merchandise Manager, Furniture, and was promoted to Senior Vice President, General Merchandise Manager for the furniture and home categories in January 2008. He assumed responsibility for the seasonal category in March 2010. Prior to joining us, Mr. Segal served as Divisional Vice President, Housewares and Home of Shopko, a discount retailer, from 1995 to 2004.

Steven R. Smart is responsible for merchandising in the consumables and hardlines categories, as well as our play & wear department within the other category. Mr. Smart joined us in May 2003 as Vice President, Divisional Merchandise Manager, Consumables and was promoted to his current role in March 2010. Prior to joining us, Mr. Smart served as Senior Vice President, Retail of Fleming, a wholesaler, which filed for bankruptcy in 2003.

Harold A. Wilson is responsible for warehousing, distributing, and transporting merchandise. Mr. Wilson joined us in 1995. Prior to joining us, Mr. Wilson was Vice President of Distribution of Limited Brands, Inc., a retailer, and held a senior position in the distribution department with Neiman-Marcus, Inc., a luxury retailer.

Timothy A. Johnson is responsible for strategic planning and investor relations. He was promoted to Vice President, Strategic Planning and Investor Relations in February 2004. He joined us in 2000 as Director of Strategic Planning.

Paul A. Schroeder is responsible for internal and external financial reporting and accounting operations including payroll, accounts payable, and inventory control. Mr. Schroeder joined us as Director, Accounting Operations in April 2005, and was promoted to Vice President, Controller in September 2005. Prior to joining us, Mr. Schroeder was Director of Finance of American Signature, Inc., a furniture retailer, and held various finance positions with Limited Brands, Inc., a retailer.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares are listed on the New York Stock Exchange ("NYSE") under the symbol "BIG." The following table reflects the high and low sales prices per common share for our common shares as reported on the NYSE composite tape for the fiscal periods indicated:

	2010		2009	
	High	Low	High	Low
First Quarter	$41.42	$28.51	$28.36	$12.62
Second Quarter	38.92	31.27	28.50	19.49
Third Quarter	35.25	30.02	28.18	22.47
Fourth Quarter	$32.78	$27.82	$31.39	$23.04

Our Board of Directors historically has authorized reinvesting available cash in capital expenditures for various maintenance and growth opportunities and in share repurchase programs. We historically have not paid dividends and our Board of Directors is not currently considering any change in this policy. In the event that we change our policy, any future cash dividend payments would be determined by our Board of Directors taking into account business conditions then existing, including our earnings, financial requirements and condition, opportunities for reinvesting cash, and other factors.

On December 4, 2009, our Board of Directors authorized a share repurchase program providing for the repurchase of up to $150.0 million of our common shares. On March 2, 2010, our Board of Directors authorized a $250.0 million increase to our repurchase program bringing the total authorization to $400.0 million (collectively the "2010 Repurchase Program").

On March 10, 2010, we utilized $150.0 million of the authorization under the 2010 Repurchase Program to execute an accelerated share repurchase transaction ("ASR") which reduced our common shares outstanding by 4.5 million. The total number of shares repurchased under the ASR was based upon the volume weighted average price per share of our stock from the inception of the transaction through December 30, 2010, when our counterparty exercised its option to settle the transaction. The counterparty provided us with 3.6 million shares at the inception of the transaction and then an additional 0.9 million shares at the final settlement. In addition to the ASR, we acquired approximately 6.0 million shares for $192.2 million of the remaining $250.0 million authorized under the 2010 Repurchase Program.

Our remaining repurchase authorization under the 2010 Repurchase Program was approximately $57.8 million at January 29, 2011, and is available to be utilized to repurchase shares in the open market and/or in privately negotiated transactions at our discretion, subject to market conditions and other factors.

The repurchased common shares were placed into treasury and may be used for general corporate purposes including the issuance of shares related to equity compensation plans.

The following table sets forth information regarding our repurchase of our common shares during the fourth fiscal quarter of 2010:

(In thousands, except price per share data)

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 31, 2010 - November 27, 2010	—	$—	—	$57,832
November 28, 2010 - December 25, 2010	—	—	—	57,832
December 26, 2010 - January 29, 2011	922[(1)]	—	922	57,832
Total	922	$—	922	$57,832

(1) The ASR was scheduled to be completed no later than January 26, 2011, but the counterparty had the option to accelerate the completion date. The counterparty exercised its acceleration option and the ASR settled on December 30, 2010. On settlement, we received approximately 0.9 million additional common shares from the counterparty.

At the close of trading on the NYSE on March 23, 2011, there were approximately 960 registered holders of record of our common shares.

The following graph and table compares, for the five fiscal years ended January 29, 2011, the cumulative total shareholder return for our common shares, the S&P 500 Index, and the S&P 500 Retailing Index. Measurement points are the last trading day of each of our fiscal years ended February 3, 2007, February 2, 2008, January 31, 2009, January 30, 2010, and January 29, 2011. The graph and table assume that $100 was invested on January 28, 2006, in each of our common shares, the S&P 500 Index, and the S&P 500 Retailing Index and reinvestment of any dividends. The stock price performance on the following graph and table is not necessarily indicative of future stock price performance.


Comparison of Cumulative Five Year Total Return
$250
$200
$150
$100
$50
$0
Jan06
Jan07
Jan08
Jan09
Jan10
Jan11
Big Lots, Inc.
S&P 500 Index
S&P 500 Retailing Index

Company / Index	Base Period January 2006	Indexed Returns Years Ended January 2007	January 2008	January 2009	January 2010	January 2011
Big Lots, Inc.	**$100.00**	$189.23	$127.44	$97.89	$206.77	$231.59
S&P 500 Index	**100.00**	114.99	112.92	68.47	91.16	110.53
S&P 500 Retailing Index	**$100.00**	$115.11	$ 93.95	$58.52	$ 91.02	$115.75

ITEM 6. SELECTED FINANCIAL DATA

The following statements of operations and balance sheet data have been derived from our consolidated financial statements and should be read in conjunction with MD&A and the consolidated financial statements and related notes included herein.

	Fiscal Year [a]				
(In thousands, except per share amounts and store counts)	2010	2009	2008 [b]	2007 [c]	2006 [b][d]
Net sales	$4,952,244	$4,726,772	$4,645,283	$4,656,302	$4,743,048
Cost of sales (exclusive of depreciation expense shown separately below)	2,939,793	2,807,466	2,787,854	2,815,959	2,851,616
Gross margin	2,012,451	1,919,306	1,857,429	1,840,343	1,891,432
Selling and administrative expenses	1,576,500	1,532,356	1,523,882	1,515,379	1,622,339
Depreciation expense	78,606	74,904	78,624	88,484	101,279
Gain on sale of real estate	—	(12,964)	—	—	—
Operating profit	357,345	325,010	254,923	236,480	167,814
Interest expense	(2,573)	(1,840)	(5,282)	(2,513)	(581)
Interest and investment income	612	175	65	5,236	3,257
Income from continuing operations before income taxes	355,384	323,345	249,706	239,203	170,490
Income tax expense	132,837	121,975	94,908	88,023	57,872
Income from continuing operations	222,547	201,370	154,798	151,180	112,618
Income (loss) from discontinued operations, net of tax	(23)	(1,001)	(3,251)	7,281	11,427
Net income	$ 222,524	$ 200,369	$ 151,547	$ 158,461	$ 124,045
Earnings per common share - basic:					
Continuing operations	$ 2.87	$ 2.47	$ 1.91	$ 1.49	$ 1.02
Discontinued operations	—	(0.01)	(0.04)	0.07	0.10
	$ 2.87	$ 2.45	$ 1.87	$ 1.56	$ 1.12
Earnings per common share - diluted:					
Continuing operations	$ 2.83	$ 2.44	$ 1.89	$ 1.47	$ 1.01
Discontinued operations	—	(0.01)	(0.04)	0.07	0.10
	$ 2.83	$ 2.42	$ 1.85	$ 1.55	$ 1.11
Weighted-average common shares outstanding:					
Basic	77,596	81,619	81,111	101,393	110,336
Diluted	78,581	82,681	82,076	102,542	111,930
Balance sheet data:					
Total assets	$1,619,599	$1,669,493	$1,432,458	$1,443,815	$1,720,526
Working capital [e]	509,788	580,446	355,776	390,766	674,815
Cash and cash equivalents	177,539	283,733	34,773	37,131	281,657
Long-term obligations under bank credit facility	—	—	—	163,700	—
Shareholders' equity	$ 946,793	$1,001,412	$ 774,845	$ 638,486	$1,129,703
Cash flow data:					
Cash provided by operating activities	$ 315,257	$ 392,026	$ 211,063	$ 307,932	$ 381,477
Cash used in investing activities	$ (114,552)	$ (77,937)	$ (88,192)	$ (58,764)	$ (30,421)
Store data:					
Total gross square footage	42,037	40,591	39,888	40,195	40,770
Total selling square footage	30,210	29,176	28,674	28,902	29,376
Stores opened during the fiscal year	80	52	21	7	11
Stores closed during the fiscal year	(43)	(30)	(35)	(29)	(37)
Stores open at end of the fiscal year	1,398	1,361	1,339	1,353	1,375

(a) 2006 is comprised of 53 weeks. All other periods presented are comprised of 52 weeks.

(b) We adopted the funding recognition provisions of guidance under Financial Accounting Standards Board Accounting Standards Codification ("ASC") 715-30-25, *Defined Benefit Plans-Pension* (Statement of Financial Accounting Standard ("SFAS") No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS No. 158))* in 2006 which resulted in accumulated other comprehensive loss of $5,933 ($3,859 net of tax). We adopted the measurement date provisions of the guidance under ASC 715-30-35 (SFAS No. 158) in 2008, the impacts of which are more fully described in notes 1 and 8 to the accompanying consolidated financial statements.

(c) We adopted guidance under ASC 740, *Income Taxes* (FIN No. 48, *Accounting for Uncertainty in Income Taxes an interpretation of SFAS No. 109),* in the first fiscal quarter of 2007, on a prospective basis.

(d) We adopted guidance under ASC 718, *Compensation – Stock Compensation* and ASC 505-50, *Equity-Based Payments to Non Employees* (SFAS No. 123(R), *Share-Based Payment),* in the first fiscal quarter of 2006, under the modified prospective adoption method. Share-based compensation expense was $6.6 million in 2006. For years 2010, 2009 and 2008, the impact is more fully described in notes 1 and 7 to the accompanying consolidated financial statements.

(e) For 2008, working capital included $61.7 million for current maturities under bank credit facility because the 2004 Credit Agreement terminated in 2009.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The discussion and analysis presented below should be read in conjunction with the accompanying consolidated financial statements and related notes. Please refer to "Item 1A. Risk Factors" of this Form 10-K for a discussion of forward-looking statements and certain risk factors that may have a material adverse effect on our business, financial condition, results of operations, and/or liquidity.

Our fiscal year ends on the Saturday nearest to January 31, which results in some fiscal years with 52 weeks and some with 53 weeks. Fiscal years 2010, 2009 and 2008 each were comprised of 52 weeks.

Operating Results Summary

The following are the results from 2010 that we believe are key indicators of our operating performance when compared to our operating performance in 2009.

- Comparable store sales for stores open at least two years at the beginning of 2010 increased 2.5%. We operated an average of 1,380 stores throughout 2010 compared to an average of 1,354 stores throughout 2009. Sales per selling square foot were $166 in 2010 and $162 in 2009.
- Gross margin dollars increased $93.1 million, while gross margin as a percent of sales was flat at 40.6% in 2010 and 2009.
- Selling and administrative expenses as a percent of sales improved 60 basis points to 31.8% of sales from 32.4% of sales in 2009.
- Depreciation expense as a percent of sales was flat at 1.6% of sales in 2010 and 2009.
- Operating profit rate increased 30 basis points to 7.2% in 2010.
- Diluted earnings per share from continuing operations improved to $2.83 per share in 2010 compared to $2.44 per share in 2009.
- Under the 2010 Repurchase Program, we acquired 10.5 million common shares for $342.2 million.
- Capital expenditures during 2010 were $107.6 million, which included opening 80 new stores.

The following table compares components of our consolidated statements of operations as a percentage of net sales:

	2010	2009	2008
Net sales	100.0%	100.0%	100.0%
Cost of sales (exclusive of depreciation expense shown separately below)	59.4	59.4	60.0
Gross margin	40.6	40.6	40.0
Selling and administrative expenses	31.8	32.4	32.8
Depreciation expense	1.6	1.6	1.7
Gain on sale of real estate	0.0	(0.3)	0.0
Operating profit	7.2	6.9	5.5
Interest expense	(0.1)	(0.0)	(0.1)
Interest and investment income	0.0	0.0	0.0
Income from continuing operations before income taxes	7.2	6.8	5.4
Income tax expense	2.7	2.6	2.0
Income from continuing operations	4.5	4.3	3.3
Loss from discontinued operations, net of tax	(0.0)	(0.0)	(0.1)
Net income	4.5%	4.2%	3.3%

See the discussion below under the captions "2010 Compared To 2009" and "2009 Compared To 2008" for additional details regarding the specific components of our operating results.

Selling and administrative expenses in 2009 were increased by $4.0 million (10 basis points), pretax, due to a legal settlement agreement (see note 10 to the accompanying consolidated financial statements for additional information on this matter). In addition, the sale in 2009 of a company-owned and operated store in California resulted in a pretax gain of $13.0 million (30 basis points).

Seasonality

As discussed in "Item 1. Business - Seasonality" of this Form 10-K, our financial results fluctuate from quarter to quarter depending on various factors such as timing of new or closed stores, timing and extent of advertisements and promotions, and timing of holidays. We expect the Christmas holiday selling season to continue to produce a significant portion of our sales and operating profits. If our sales performance is significantly better or worse during the Christmas holiday selling season, we would expect a more pronounced impact on our annual financial results than if our sales performance is significantly better or worse in a different season.

The following table sets forth the seasonality of net sales and operating profit for 2010, 2009, and 2008 by fiscal quarter:

	First	Second	Third	Fourth
Fiscal Year 2010				
Net sales as a percentage of full year	24.9%	23.1%	21.3%	30.7%
Operating profit as a percentage of full year	25.2	17.7	7.5	49.6
Fiscal Year 2009				
Net sales as a percentage of full year	24.1%	23.0%	21.9%	31.0%
Operating profit as a percentage of full year	18.5	14.7	14.6	52.2
Fiscal Year 2008				
Net sales as a percentage of full year	24.8%	23.8%	22.0%	29.4%
Operating profit as a percentage of full year	22.8	17.1	7.9	52.2

Operating Strategy

Over the past five fiscal years (2006 through 2010), we have successfully repositioned our business by implementing a strategy we refer to as the What's Important Now Strategy ("WIN Strategy"). The WIN Strategy focuses on three key elements of our business: merchandising, real estate, and cost structure. The WIN Strategy was designed to increase the operating profit rate of our existing store base. In 2009, driven by both the improvements in our store productivity and the softening of the commercial real estate market, we expanded our WIN Strategy to also include the pursuit of net new store growth. Due to the continued focus on the WIN Strategy, our operating profit rate has steadily expanded from 5.5% in 2008 to 7.2% in 2010 and our operating profit dollars grew from $254.9 million to $357.3 million in 2010. The growth in operating profit, coupled with our share repurchase activities, has translated to significant growth in earnings per share from continuing operations, which has increased from $1.89 per diluted share in 2008 to $2.83 per diluted share in 2010. Over the past three years, we have generated approximately $900 million of cash of which approximately $275 million was reinvested in our business through capital expenditures and $380 million was returned to shareholders through aggregate share repurchases under publicly announced share repurchase programs.

In 2011, we anticipate the key elements of the WIN Strategy will remain consistent, including the growth phase that we entered in 2010. We anticipate that the commercial real estate market will continue to provide us with real estate opportunities at prices that are appropriate for our financial model and return on capital requirements. Given the strength of our financial performance, we believe we will continue to open new stores and take advantage of the current real estate market conditions.

In 2011, we anticipate:

- An operating profit rate of 7.3% to 7.5% based on a total sales increase of 5% to 6%, flat gross margin rate, and continued expense leverage (expenses as a percent of net sales) compared to last year.
- Earnings per diluted share from continuing operations to be $3.05 to $3.15.
- Opening 90 new stores and closing 45 stores, for net growth of 45 stores or 3%.
- Cash provided by operating activities of approximately $330 million to $335 million less capital expenditures of approximately $125 million to $130 million resulting in approximately $205 million of cash available for investment or redeployment.
- The remaining $57.8 million of share purchase authorization under the 2010 Repurchase Program may be utilized in the open market and/or in privately negotiated transactions at our discretion, subject to market conditions and other factors.

The following sections provide additional discussion and analysis of our WIN Strategy with respect to merchandising, real estate, and cost structure. The "2010 Compared To 2009" section below provides additional discussion and analysis of the impact of these strategies on our financial performance and the assumptions and expectations upon which we are basing our guidance for our future results.

Merchandising

From a merchandising perspective, our competitive positioning as the nation's largest broadline closeout retailer affords us a strategic advantage when sourcing merchandise for our stores. We source our merchandise in three key ways:

- Manufacturers and vendors have closeout merchandise for a number of different reasons including other retailers canceling orders, other retailers going out of business, marketing or packaging changes, a new product launch that has failed, or for various other reasons. In these situations, we are able to source product at a discounted cost and offer significant value to our customers. We currently have thousands of vendor relationships for closeout inventory that have been developed over many years. These relationships and the size and financial strength of our company are a key barrier to entry and minimize the opportunities for other competitors to enter our retail segment.

- For certain merchandise categories, there is not always an abundant supply of closeout inventory. In these situations, we may work with vendors to develop product, some of which is imported. Imports total approximately 25% to 30% of our merchandise sales annually. Categories with the highest concentration of imports include Seasonal, Furniture, and to a lesser extent the Home category and the toys department.
- Our merchandise mix also includes replenishable and private label products. This type of merchandise has a consistent flow and availability so that it can be offered in our stores day in and day out. It has many of the same characteristics as our closeout business but is replenishable upon demand. Our prices on this merchandise are still generally positioned below our competition, but to a lesser extent than the closeout component of our business.

We offer six major merchandising categories in our store: Consumables, Furniture, Home, Seasonal, Hardlines, and Other. Consumables is the largest category at 29.3% of sales in 2010 and Other is the smallest category at 11.0% of sales in 2010.

In recent years, our merchandising strategies to increase sales have been predominantly focused on growing the size of the basket, or average transaction value. We have employed two primary methods to accomplishing this goal: (1) drive more units per transaction, and (2) grow the average item retail by offering our customers better quality merchandise, better values, and more prominent brand name products. This approach is consistent with our customer research that suggests that our core customer recognizes quality and brands and is willing to pay a higher retail price, so long as the value or cost savings is significant compared to what other retailers are offering. This strategy has resulted in fewer cartons processed by our distribution centers and stores and has achieved positive comparable store sales.

While executing our WIN Strategy, we have made measurable progress towards our goals of growing sales per selling square foot (which increased from $146 per square foot in 2005 to $166 per square foot in 2010) and increasing gross margin dollars (which increased from $1,732 million in 2005 to $2,012 million in 2010).

From a merchandising perspective in 2011, our goal is to continue to provide extreme value, improved quality, and expand the presence of recognizable brand name merchandise in our stores. We expect our major merchandise categories will remain the same as prior years but the percentage of business by category may fluctuate based on customer demand and the availability of compelling deals that we are able to acquire. Strategically, we anticipate that opportunities exist to continue to grow the basket through the same successful initiatives that benefitted results over the last few years.

Our marketing efforts involve a mix of printed circulars, in-store marketing, television, email and online advertising. Much of our marketing is based on information that we have learned about our customers, principally through customer surveys. Based on this information, we believe over 70% of our core customers come to our stores without a shopping list or without a specific item or brand in mind to purchase. Value dominates top of mind awareness as our customers look to us for savings. Nearly one half of the customers surveyed said their shopping trips to our stores last over 30 minutes, which we believe indicates that they come to shop our stores looking to find those closeout deals with exceptional value. We have improved, and expect to continue to develop, our in-store signage and merchandising displays. We continue to market to our Buzz Club members, by offering a free online membership and alerting them to new merchandise and offerings in our stores. In 2009, we launched our Buzz Club Rewards program, which is our first true loyalty card program. After enrolling in the Buzz Club Rewards program, the customer receives a loyalty card which may be presented and scanned at the register at time of purchase. After making the required qualifying purchases, the Buzz Club Rewards member earns a coupon on their account for a discount in our stores. Additionally, members may receive marketing information and other targeted promotional materials.

From a marketing perspective in 2011, there are two primary programs designed to continue to grow sales:

- First, expanding the use of our Buzz Club Rewards program is a key driver to furthering our focus on our core customers. From March 1, 2010 through February 26, 2011, we expanded our Buzz Club Rewards membership by 6.2 million, or over 400%, from 1.4 million to 7.6 million members. During 2010, we implemented technology that enables us to offer our members targeted messages and promotional offers based on each member's preferences and buying patterns. By the end of

2010, we began testing promotional offers, based on past purchasing behaviors collected by this technology. During 2011, we believe we will gain further insight on how these targeted messages and promotional offers drive a member's purchasing behaviors, so that we create marketing campaigns with more predictable results.

- Second, using our printed advertising circulars and promotional pricing to create excitement surrounding the deals that we offer. The excitement created by such deals is predominantly achieved through price but the uniqueness of an item may also be a factor.

From a store operations perspective, we began the company-wide rollout of our "Ready for Business" program in 2009. The program has certain performance criteria and standards focused on improving the consistency of visual presentation, merchandise recovery efforts, and overall store cleanliness. "Ready for Business" also focuses on improvements in our employee training programs and hiring practices. This higher level of expectation and accountability within our store operations team increased the turnover rate of our district managers, store managers, and assistant store managers in 2009 and required us to recruit new talent into the organization in 2010. We believe the continued focus on "Ready for Business" standards and investments made in talent has improved our sales on an average basket basis.

In 2011, we will continue to emphasize the "Ready for Business" standards with focuses on management development, customer service, and checkout efficiency. As we continue to pursue our store growth strategy, we will focus on developing our internal talent so that we have the ability to fill new management positions created by store openings with qualified internal candidates who have a strong understanding of our business model. Our focus on customer service and checkout efficiency supports our goals to enhance the customer shopping experience and improve sales.

Real Estate

From 2006 through 2008, we slowed our rate of new store openings based on our belief that many of the real estate locations available to us in the marketplace were too expensive and as such the return on investment would not be satisfactory to our shareholders. During that three-year period, we opened 39 new stores, while we closed 101 existing stores for various reasons including lack of profitability, proposed new lease terms where rents were escalating and landlords were unwilling to renegotiate terms, or relocating the store to a potentially more productive location. These decisions resulted in a net decrease of 62 stores during this time period.

As a result of improvements in our store productivity, increased profitability as a result of the WIN Strategy and the softening of the real estate market, we strategically chose to enter a store growth phase in 2009. Since the beginning of 2009, we have opened 132 new stores (80 in 2010 and 52 in 2009) while closing 73 stores (43 in 2010 and 30 in 2009), which has resulted in a net increase of 59 stores. In 2009, the majority of our new store openings (40 stores) were what we refer to as traditional stores, meaning stores in secondary locations and primarily in retail strip centers. Additionally, in 2009 we tested two new store initiatives: "A" locations (8 stores), which are stores with a higher occupancy cost, but the locations are generally in the best retail center within a given market with either a better co-tenant mix, better demographics, or both, and a smaller store concept (4 stores). In general, new store openings performed very well in 2009 with "A" locations exceeding our expectations, traditional stores meeting our overall expectations and our small store test producing mixed results. Based on the results of the 2009 new store initiatives, we chose to open 33 "A" locations in 2010. We did not open any new smaller store concepts, as we continued to test and adjust the format to learn what needs to be included in the reduced assortment to have this format meet our expectations.

As discussed in "Item 2. Properties," of this Form 10-K, in 2011, we have 245 store leases which will expire. During 2011, we anticipate closing approximately 45 of those locations. The majority of these closings will be the result of our choice to relocate the store to an improved location nearby. The balance of the closings will be the result of either a lack of renewal options or our belief that we can no longer generate an acceptable financial return in the location. For our remaining store locations with fiscal 2011 lease expirations, we expect to exercise our renewal option or negotiate more favorable lease renewal terms sufficient enough to enable us to achieve an acceptable return on our investment.

Our real estate strategy has also involved testing a new store layout for our existing fleet of stores in an effort to improve our operating efficiency. In 2009, we tested the new store layout in approximately 20 locations. The layout test was designed to improve the ease of shopping our stores, improve the sight lines within the store, and feature Consumables more prominently in our stores. Surveyed customers indicated that these stores appeared to be better organized, cleaner, brighter, more open, and generally presented merchandise more effectively. Based on our evaluation of the test results, we expanded this program to an additional 105 stores in 2010. The results of this expanded program were positive overall, but the results were somewhat mixed depending on the attributes of the store (i.e., store management, extent of merchandise movement, or population density). In 2011, we anticipate continuing this program in up to 75 stores, while incorporating what have we learned in the last two years.

In 2011, we plan to continue our store growth efforts by again increasing the level of new store openings to approximately 90 new stores and closing approximately 45 stores resulting in net store growth of 45 locations, or a 3% increase of the current store base. Based on the market for these types of stores, we anticipate approximately 60 to 65 of our store openings this year will be traditional stores and approximately 25 to 30 of our store openings this year will be "A" location stores. Based on the positive results of our current "A" location stores, we are confident that we can be successful with this new customer base, as we continue to improve the quality of the shopping experience by offering our customers a stronger product assortment and raising our store standards and customer service.

Cost Structure

Our goal each year is to continue to generate expense leverage (lower expenses as a percent of net sales). We believe that several operational changes we have made, which we continue to refine, have significantly contributed to the achievement of our leverage goals. Some of the operational changes made include:

- Controlled or reduced inventory levels at our stores and regional distribution centers.
- Purchased and distributed merchandise to our stores in optimal quantities and pack sizes to minimize handling in our distribution centers and stores.
- Timed receipt of merchandise in stores closer to the expected display dates in order to avoid excessive handling of merchandise.
- Increased the percentage of merchandise that arrives in our stores pre-ticketed and pre-packaged for efficient display and sale.
- Refined our staffing and payroll scheduling models in our stores.
- Invested in energy management systems to actively control utility costs and reduce energy consumption.
- Implemented several initiatives which lowered our distribution and outbound transportation expenses, including the integration of furniture warehouses and fixture warehouse into the regional distribution centers and re-negotiating carrier contracts.

As a result of these operational changes and certain other initiatives in the business, our overall expenses as a percent of sales have declined by 510 basis points since 2005 (2010 expense rate of 33.4% versus 2005 expense rate of 38.5%).

For 2011, we are forecasting an expense rate of 33.0% to 33.3%. Expense dollars are expected to decline, on a per store basis, in the areas of advertising and utilities. Store expenses and distribution and transportation expenses are expected to leverage as dollar growth in these areas is forecasted to be at a slower rate than our anticipated sales growth. Partially offsetting this leverage, we believe costs will increase and deleverage in areas such as occupancy, depreciation, and share-based compensation expense.

Discontinued Operations

We continue to incur an insignificant amount of costs on the 130 stores we closed in 2005 that we have classified as discontinued operations. We also report certain activity related to our prior ownership of the KB Toys business in discontinued operations. See note 11 to the accompanying consolidated financial statements for a more detailed discussion of all of our discontinued operations.

Share Repurchase Program

In December 2009, our Board of Directors authorized a share repurchase program providing for the repurchase of up to $150.0 million of our common shares. On March 2, 2010, our Board of Directors authorized a $250.0 million increase to our repurchase program bringing the total authorization to $400.0 million.

On March 10, 2010, we utilized $150.0 million of the authorization under the 2010 Repurchase Program to execute the ASR which reduced our common shares outstanding by 3.6 million shares upon consummation of the transaction. The total number of shares repurchased under the ASR was based upon the volume weighted average price per common share of our stock over a predetermined period. The ASR was scheduled to be completed no later than January 26, 2011, but the counterparty had the option to accelerate the completion date. The counterparty exercised its acceleration option and the ASR settled on December 30, 2010, at which time, we received approximately 0.9 million additional common shares from the counterparty. In total, we received 4.5 million common shares at a weighted average cost of $33.51 per share. Additionally, with the completion of the ASR, the contractual restriction preventing us from declaring a dividend lapsed.

In addition to the ASR, during 2010, we opportunistically acquired in the open market approximately 6.0 million of our outstanding common shares for $192.2 million, at a volume weighted average price of $32.16, under the 2010 Repurchase Program.

Our total share repurchases under the 2010 Repurchase Program, including both the ASR and opportunistic repurchases, were 10.5 million of our outstanding common shares for $342.2 million in 2010, at an average purchase price of $32.74.

Our remaining repurchase authorization under the 2010 Repurchase Program was approximately $57.8 million at January 29, 2011, and is available to be used to repurchase shares in the open market and/or in privately negotiated transactions at our discretion, subject to market conditions and other factors. Common shares acquired through the 2010 Repurchase Program are held in treasury at cost and are available to meet obligations under equity compensation plans and for general corporate purposes. The 2010 Repurchase Program has no scheduled termination date and will be funded with cash and cash equivalents, cash generated from operations or, if needed, by drawing on our 2009 Credit Agreement.

2010 Compared to 2009

Net Sales

As previously discussed, we manage our business on the basis of one segment: broadline closeout retailing. We report net sales information for six merchandise categories. Net sales by merchandise category, in dollars and as a percentage of total net sales, and net sales change in dollars and percentage in 2010 compared to 2009 were as follows:

	2010		2009		Change	
($ in thousands)						
Consumables	$1,452,783	29.3%	$1,456,370	30.8%	$ (3,587)	(0.2)%
Furniture	829,725	16.8	716,785	15.2	112,940	15.8
Home	783,860	15.8	717,744	15.2	66,116	9.2
Hardlines	699,678	14.1	677,790	14.3	21,888	3.2
Seasonal	642,220	13.0	591,321	12.5	50,899	8.6
Other	543,978	11.0	566,762	12.0	(22,784)	(4.0)
Net sales	$4,952,244	100.0%	$4,726,772	100.0%	$225,472	4.8%

Net sales increased $225.5 million or 4.8% to $4,952.2 million in 2010 compared to $4,726.8 million in 2009. The increase in net sales was principally driven by the increase in net stores in 2010, which increased net sales by $114.3 million, and a 2.5% increase in comparable store sales, which increased net sales by $111.1 million. Our comparable store sales are calculated by using all stores that were open for at least two fiscal years as of the beginning of the current fiscal year. This calculation may not be comparable to other retailers who calculate comparable store sales based on other methods or criteria. The average number of stores in operation throughout 2010 and 2009 was approximately 1,380 stores and 1,354 stores, respectively. The Furniture, Home, and Seasonal categories had the largest sales gains in 2010. Sales increased in all departments of the Furniture category driven by sales of new styles introduced during the year, improvement in the quality of goods, and successful promotional events targeted around certain holiday selling periods. The Home category continued its trend of increasing sales across most of its departments with the largest gain in domestics, as we have improved the value proposition and quality of our product offerings. The Seasonal category increase was due to higher sales of Christmas, lawn & garden, and summer merchandise as customers responded to both our updated Christmas assortment and the value and newness offered in certain of our lawn & garden and summer items. The Hardlines category sales improvement was primarily driven by the electronics department in the first half of 2010 through the sales of video games, which we began selling in the third fiscal quarter of 2009. The Consumables category decrease was primarily due to lower food sales, as customers did not respond as expected to our offerings and assortment during the second half of 2010. The decrease in the Other category was primarily driven by the absences of certain drugstore closeout deals in 2010 that occurred in 2009 and lower sales in the toys, infant, and apparel departments.

For 2011, we expect total sales to increase 5% to 6%, driven by net store growth of approximately 3% and comparable store sales growth of 1% to 2%.

Gross Margin

Gross margin dollars increased $93.2 million, or 4.9%, to $2,012.5 million in 2010 compared to $1,919.3 million in 2009. Gross margin as a percentage of net sales was 40.6% in both 2010 and 2009. The primary contributor to the increased gross margin dollars was higher net sales of $225.5 million, which increased gross margin dollars by approximately $91.6 million. The gross margin rate remained flat at 40.6% in 2010 as compared to 2009. In 2010, we experienced positive trends with lower markdowns, lower shrink costs, and the impact of favorable merchandise mix, which were offset by higher inbound freight costs and lower initial markups on certain items sold during the Christmas selling season. Lower markdowns and favorable merchandise mix impact were the result of strong sales in our higher margin Seasonal and Home categories. Our lower shrink rates were driven by positive results in our annual physical inventories. The increase in inbound freight costs was primarily driven by higher diesel fuel costs and higher domestic carrier costs.

For 2011, we expect our gross margin rate to be approximately 40.6%, or flat compared to 2010, as an anticipated benefit from a favorable merchandise mix and a slightly lower markdown rate are expected to be offset by rising fuel costs and the corresponding impact on freight expense as well as potential price pressures on commodities and potential increases in vendor labor costs.

Selling and Administrative Expenses

Selling and administrative expenses increased $44.1 million, or 2.9%, to $1,576.5 million in 2010 compared to $1,532.4 million in 2009. The increase was primarily due to higher sales and a net increase of 37 stores in 2010. Compared to 2009, the largest increases were store payroll costs of $24.5 million, credit card/bank fees of $10.3 million, store rent expense of $9.1 million, and store facility and operation costs of $8.0 million. Partially offsetting these items was a decrease in advertising expenses of $4.2 million. The increase in store payroll was principally due to the incremental number of stores, store pre-opening costs, and higher sales. The increase in credit card/bank fees was the result of higher rates charged by debit card network providers, which were increased at the end of the first quarter of 2010, and from increased sales. Store rents increased primarily due to the incremental number of stores. Store facility and operation costs increased due to the incremental number of stores, increased store pre-opening costs (resulting from 80 store openings in 2010 as compared to 52 store openings in 2009), and increased repair costs primarily associated with our store refresh program. Advertising expense decreased primarily due to lower printing and distribution costs along with more efficient spending on our broadcast promotions.

Selling and administrative expenses as a percentage of net sales were 31.8% in 2010 compared to 32.4% in 2009. The decrease of 0.6% was primarily due to the effect of the increase in sales of 4.8% as selling and administrative expense dollars only increased 2.9% as discussed above. Our future selling and administrative expense as a percentage of net sales rate is dependent upon many factors including our level of net sales, our ability to implement additional efficiencies, principally in our store and distribution center operations, and fluctuating commodity prices, such as diesel fuel, which directly affects our outbound transportation cost. In 2011, we expect expense leverage based on company-specific initiatives to lower costs and the leveraging impact of our estimated comparable store sales increase of 1% to 2%. We expect expense dollars to decrease, on a per store basis, in the areas of advertising, based on certain program changes, and utilities, based on our recent investments in energy management systems. We estimate dollars will increase in store payroll and distribution and transportation; however, the increase is forecasted to be at a lower rate than our estimated total sales growth of 5% to 6%. Additionally, we are forecasting slight deleverage in the areas of occupancy and share-based compensation expenses.

Depreciation Expense

Depreciation expense increased $3.7 million, or 4.9%, to $78.6 million in 2010 compared to $74.9 million for 2009. Depreciation expense as a percentage of sales was flat compared to 2009 at 160 basis points. The increase in depreciation expense was primarily related to our stores and was principally due to new store openings. During 2010, the Company opened 80 new stores, including relocations.

For 2011, we expect capital expenditures of approximately $125 million to $130 million, which includes opening 90 new stores. Using this assumption and the run rate of depreciation on our existing property and equipment, we expect 2011 depreciation expense to be $90 million to $95 million, which would represent an increase from the $78.6 million of depreciation expense in 2010.

Interest Expense

Interest expense increased $0.8 million to $2.6 million in 2010 compared to $1.8 million in 2009. The increase in interest expense was principally due to higher average borrowings (including capital leases) of $24.0 million in 2010 compared to average borrowings of $8.6 million in 2009. The higher average borrowings was primarily driven by the timing of share repurchases under the 2010 Repurchase Program.

Interest and Investment Income

Interest and investment income increased $0.4 million in 2010 to $0.6 million compared to $0.2 million in 2009. The increase in interest and investment income was caused by the increase in funds available to invest in 2010 compared to 2009, partly offset by a decrease in investment yield. Our average invested amount in 2010 was $132.9 million compared to $68.9 million in 2009. In 2010, we invested primarily in deposits with financial institutions and highly liquid investments, including money market funds and variable rate demand notes. We held $126.1 million of investments at the end of 2010.

Income Taxes

Our effective income tax rate on income from continuing operations was 37.4% for 2010 compared to 37.7% for 2009. The lower rate in 2010 was principally due to the recognition of benefits resulting primarily from the recording of a deferred tax asset for net state credits, principally obtained during the third quarter of 2010, partially offset by (1) lower year-over-year tax benefits related to the settlement of uncertain tax positions and (2) the release of a valuation allowance on unrealized capital losses in 2009.

We anticipate our 2011 effective income tax rate to be within a range of 38.0% to 39.0%.

Discontinued Operations

There was minimal activity in discontinued operations in 2010 compared to a loss of $1.0 million, net of tax, in 2009. The 2009 loss from discontinued operations was primarily due to the KB-II Bankruptcy Lease Obligations (see note 11 to the accompanying consolidated financial statements). In the fourth fiscal quarter of 2009, we obtained assignment of a lease for the former KB-II corporate office and recorded a charge of $0.7 million, net of tax, in loss from discontinued operations. The remaining $0.3 million loss from discontinued operations, net of tax, in 2009 pertained to other KB-II Bankruptcy Lease Obligations.

2009 Compared to 2008

Net Sales

Net sales by merchandise category, in dollars and as a percentage of total net sales, and net sales change in dollars and percentage in 2009 compared to 2008 were as follows:

($ in thousands)	2009		2008		Change	
Consumables	$1,456,370	30.8%	$1,410,383	30.4%	$ 45,987	3.3%
Home	717,744	15.2	713,103	15.4	4,641	0.7
Furniture	716,785	15.2	698,276	15.0	18,509	2.7
Hardlines	677,790	14.3	646,563	13.9	31,227	4.8
Seasonal	591,321	12.5	585,025	12.6	6,296	1.1
Other	566,762	12.0	591,933	12.7	(25,171)	(4.3)
Net sales	$4,726,772	100.0%	$4,645,283	100.0%	$ 81,489	1.8%

Net sales increased $81.5 million, or 1.8%, to $4,726.8 million in 2009 compared to $4,645.3 million in 2008. The increase in net sales was principally due to our comparable store sales increase of 0.7%, or approximately $32 million, and non-comparable store sales, which increased by approximately $37 million. Our comparable store sales were calculated by using all stores that were open for at least two fiscal years as of the beginning of the current fiscal year. This calculation may not be comparable to other retailers who calculate comparable store sales based on other methods or criteria. The average number of stores in operation throughout 2009 and 2008 was approximately 1,354 stores and 1,356 stores, respectively. Following a comparable store sales decrease of 1.5% through the first half of 2009, sales trends improved resulting in a comparable store sales increase of 2.8% in the second half of 2009 thereby producing an annual comparable store sales increase of 0.7%. Comparable store sales increased in the low to mid-single digits from September through January due to improvements in our merchandise offering, and improved discretionary spending trends as we met the first anniversary of the significant economic turmoil that began to impact us in our fourth fiscal quarter of 2008. Specifically, comparable store sales increased 5.1% in the fourth fiscal quarter of 2009.

From a merchandise perspective, sales in most major merchandise categories increased in 2009 compared to 2008. Consumables continued its consistent sales growth throughout the year. Consumers continued to seek out value when shopping for the everyday household use items that we offer in our Consumables business. The Home category net sales consistently underperformed through the second fiscal quarter. However, accelerating sales trends in the second half of 2009 due to certain merchandise assortment changes and the improvement experienced in consumer discretionary spending trends led to a total sales increase for fiscal 2009. The Furniture category also underperformed through the third fiscal quarter principally due to lower sales in our mattress department. However, new key items in upholstery and case goods along with a sales rebound in our mattress department led to a fourth fiscal quarter comparable store sales increase in the high single digits leading to our overall sales increase of 2.7% for 2009. The Hardlines category continued its increase in net sales driven by sales of electronics, particularly DVDs, cameras and televisions. The Seasonal category net sales produced positive results in the second half of the year due to a comparable sales increase of our Christmas merchandise in the fourth fiscal quarter. The Other category sales decline was primarily due to three large closeout deals (drugstore merchandise, furniture, and apparel) that occurred in 2008; fewer closeout deals were sold in the Other category in 2009. Partly offsetting the closeout deals decline was an increase in toy department sales.

Gross Margin

Gross margin dollars increased $61.9 million, or 3.3%, to $1,919.3 million in 2009 compared to $1,857.4 million in 2008. Gross margin as a percentage of net sales was 40.6% in 2009 compared to 40.0% in 2008. The increase in gross margin dollars was due to the higher gross margin rate and the increase in sales. The increase in gross margin rate increased gross margin dollars by approximately $29 million. Also contributing to the increased gross margin dollars was higher net sales of $81.5 million, which increased gross margin dollars by approximately $33 million. The gross margin rate increase was principally due to higher initial mark up on merchandise sold, lower inbound freight costs and a lower shrink accrual rate. We achieved lower inbound freight costs in 2009 because of lower diesel fuel costs, lower ocean freight rates, renegotiated carrier rates, and careful review of the mode of transportation to find the most efficient method to ship goods to our distribution centers. The gross margin rate also benefitted from favorable adjustments to the shrink accrual as physical inventories were completed at our stores. Our inventory turnover improved to 3.7 turns in 2009 compared to 3.6 turns in 2008.

Selling and Administrative Expenses

Selling and administrative expenses increased $8.5 million, or 0.6%, to $1,532.4 million in 2009 compared to $1,523.9 million in 2008. The increase in selling and administrative expenses was principally caused by an increase in store occupancy expenses of $15.5 million, higher employee benefit expenses of $7.7 million, higher share-based compensation expense of $4.8 million, litigation-related expenses of $4.6 million, and bonuses of $4.4 million. These items were partially offset by a $23.4 million decrease in distribution and outbound transportation costs and a $6.1 million decrease in advertising expenses. The increase in store occupancy expenses is primarily due to higher rents and real estate taxes related to the leases of the 73 new stores opened in 2009 and 2008. The increase in employee benefits is principally due to higher paid health insurance claims and pension expense. The increase in share-based compensation is primarily due to our acceleration of vesting of restricted stock grants based on our profit performance in 2009. In 2009, we accrued $4.0 million for a certain legal settlement agreement (see note 10 to the accompanying consolidated financial statements). The $4.4 million increase of bonuses was directly related to our performance. The decline in distribution and outbound transportation costs is a result of lower inventory levels, the integration of our Ohio and California furniture distribution operations into our regional distribution centers in July 2008 and 2009, respectively, the renegotiation of dedicated carrier contracts with more favorable rates starting in August 2009, more efficient operations due to increased volume of cartons, and the impact of decreased diesel fuel costs. Advertising expenses decreased due to renegotiated printing contracts with more favorable terms, reduced local advertising, and reduced newspaper distributions.

Selling and administrative expenses as a percentage of net sales were 32.4% in 2009 compared to 32.8% in 2008. The decrease of 0.4% is primarily due to the effect of the increase in sales of 1.8% as selling and administrative expense dollars increased 0.6% as discussed above.

Depreciation Expense

Depreciation expense decreased $3.7 million, or 4.7%, to $74.9 million in 2009 compared to $78.6 million for 2008. The decrease in depreciation expense was principally related to our stores and was due to assets becoming fully depreciated since the prior year. Many of these fully depreciated assets were placed in service in 2003 or 2004 and had five-year estimated service lives. Compared to more recent years, capital expenditures were significantly higher in 2003 and 2004, principally due to store remodels and a higher number of store openings in 2003 and 2004.

Interest Expense

Interest expense decreased $3.5 million to $1.8 million in 2009 compared to $5.3 million in 2008. The decrease in interest expense was principally due to lower average borrowings (including capital leases) of $8.6 million in 2009 compared to average borrowings of $151.8 million in 2008. The higher average borrowings in 2008 were driven principally by the acquisition of our common shares under our publicly announced share repurchase programs which were completed in 2008. In 2009, cash flow provided by operations was sufficient to repay the borrowings under the 2009 Credit Agreement in the fourth fiscal quarter. Our average effective interest rate of 1.8% in 2009 was lower than our average effective interest rate of 3.5% in 2008. The decrease in the average effective interest rate, which resulted from generally lower rates in the overall short-term interest rate markets, decreased our interest expense by approximately $0.1 million in 2009.

Interest and Investment Income

Interest and investment income increased $0.1 million in 2009 to $0.2 million compared to $0.1 million in 2008. The increase in interest and investment income was caused by the increase in funds available to invest in 2009 compared to 2008, partly offset by a decrease in investment yield. Our average invested amount in 2009 was $68.9 million compared to $3.6 million in 2008. In 2009, we invested primarily in deposits with financial institutions and highly liquid investments, including money market funds and variable rate demand notes. We held $245.0 million of investments at the end of 2009.

Income Taxes

Our effective income tax rate on income from continuing operations was 37.7% for 2009 compared to 38.0% for 2008. The net decrease in 2009 was primarily driven by the release of the valuation allowance on unrealized capital losses in contrast to an increase in the valuation allowance in 2008.

Discontinued Operations

Loss from discontinued operations was $1.0 million, net of tax, in 2009 compared to $3.3 million, net of tax, in 2008. The 2009 loss from discontinued operations was primarily due to the KB-II Bankruptcy Lease Obligations (see note 11 to the accompanying consolidated financial statements). In the fourth fiscal quarter of 2009, we obtained assignment of a lease for the former KB-II corporate office and recorded a charge of $0.7 million, net of tax, in loss from discontinued operations. The remaining $0.3 million loss from discontinued operations, net of tax, in 2009 pertained to other KB-II Bankruptcy Lease Obligations. KB-II declared bankruptcy again in December 2008. As a result of this bankruptcy filing, KB-II rejected 31 store leases for which we believe we have an indemnification obligation. The 2008 loss from discontinued operations of $3.3 million, net of tax, was comprised of $3.0 million, net of tax, for the KB-II Bankruptcy Lease Obligations and $0.3 million, net of tax, for exit-related costs on the remaining 2005 closed stores which met the criteria for classification as discontinued operations.

Capital Resources and Liquidity

On April 28, 2009, we entered into the 2009 Credit Agreement. The 2009 Credit Agreement is scheduled to expire on April 28, 2012. In connection with our entry into the 2009 Credit Agreement, we paid bank fees and other expenses in the aggregate amount of $5.6 million, which are being amortized over the term of the agreement. Proceeds from borrowings under the 2009 Credit Agreement are available for general corporate purposes, working capital, and to repay certain of our indebtedness. The 2009 Credit Agreement includes a $150.0 million letter of credit sublimit and a $30.0 million swing loan sublimit. The interest rates, pricing and fees under the 2009 Credit Agreement fluctuate based on our debt rating. The 2009 Credit Agreement allows us to select our interest rate for each borrowing from two different interest rate options. The interest rate options are generally derived from the prime rate or LIBOR. We may prepay revolving loans made under the 2009 Credit Agreement. The 2009 Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens and investments, as well as the maintenance of two financial ratios – a leverage ratio and a fixed charge coverage ratio. A violation of any of the covenants could result in a default under the 2009 Credit Agreement that would permit the lenders to restrict our ability to further access the 2009 Credit Agreement for loans and letters of credit and require the immediate repayment of any outstanding loans under the 2009 Credit Agreement. At January 29, 2011, we were in compliance with the covenants of the 2009 Credit Agreement.

The primary sources of our liquidity are cash flows from operations and, as necessary, borrowings under the 2009 Credit Agreement. Our net income and cash provided by operations are impacted by net sales volume, seasonal sales patterns, and operating profit margins. Our net sales are typically highest during the Christmas selling season (during our fourth fiscal quarter). Generally, our working capital requirements peak late in our third fiscal quarter or early in our fourth fiscal quarter. We have typically funded those requirements with borrowings under our credit facility. At January 29, 2011, we had no borrowings outstanding under the 2009 Credit Agreement and, after taking into account the reduction in availability resulting from outstanding letters of credit totaling $49.8 million, the borrowings available under the 2009 Credit Agreement were $450.2 million. We anticipate total indebtedness under the facility will be less than $75.0 million through the end of June 2011, all of which will be comprised of letters of credit, including any impact from the execution of the 2010 Repurchase Program. In 2010, our total indebtedness (outstanding borrowings and letters of credit) peaked at approximately $200 million in November. Working capital was $509.8 million at January 29, 2011.

Whenever our liquidity position requires us to borrow funds under the 2009 Credit Agreement, we typically repay and/or borrow on a daily basis. The daily activity is a net result of our liquidity position, which is generally driven by the following components of our operations: 1) cash inflows such as cash or credit card receipts collected from stores for merchandise sales and other miscellaneous deposits; and 2) cash outflows such as check clearings for the acquisition of merchandise, wire and other electronic transactions for the acquisition of merchandise, payroll and other operating expenses, income and other taxes, employee benefits, and other miscellaneous disbursements.

We use the 2009 Credit Agreement, as necessary, to provide funds for ongoing and seasonal working capital, capital expenditures, share repurchase programs, and other expenditures. In addition, we use the 2009 Credit Agreement to provide letters of credit for various operating and regulatory requirements, a significant portion of which consists of letters of credit required as a result of our self-funded insurance programs. Given the seasonality of our business, the amount of borrowings under the 2009 Credit Agreement may fluctuate materially depending on various factors, including our operating financial performance, the time of year, and our need to increase merchandise inventory levels prior to the peak selling season.

Cash provided by operating activities was $315.3 million, $392.0 million, and $211.1 million in 2010, 2009, and 2008, respectively. The 2010 decrease in cash provided by operating activities of $76.7 million was primarily the result of reduced accounts payable leverage (accounts payable divided by inventories), partially offset by higher net income. The decline in accounts payable leverage was the result of receiving merchandise in the third and fourth fiscal quarters of 2010 earlier as compared to 2009, which resulted in more payments during the fourth quarter reducing our accounts payable balance at January 29, 2011. The 2009 increase in cash provided by operating activities of $180.9 was principally due to higher net income and improved accounts payable leverage. Accounts payable leverage improved due to the lower amount of inventories and our efforts to continue to work with our import and domestic vendors to further extend payment terms. Our cash paid for income taxes was $101.0, $106.0 million, and $92.4 million during 2010, 2009, and 2008, respectively. The increases in income taxes paid were a direct result of higher operating profits and partly impacted by the timing of required tax payments relative to the fiscal years in which these profits were earned. Our total contributions to the Pension Plan were $1.1 million, $10.8 million, and $11.3 million in 2010, 2009, and 2008 respectively. The 2009 and 2008 contributions were made to increase the funded level of the Pension Plan. Based on assumptions about our 2011 operating performance that we have discussed above in MD&A, we expect cash provided by operating activities to be approximately $330 million to $335 million in 2011.

Cash used in investing activities was $114.6 million, $77.9 million, and $88.2 million in 2010, 2009, and 2008, respectively. The 2010 increase in cash used in investing activities of $36.7 million and the 2009 decrease in cash used in investing activities of $10.3 million was principally due to fluctuations in capital expenditures year from year. The 2010 capital expenditures were driven by the investments in 80 new store openings, the installation of energy management systems in approximately 700 stores, and the continued development of our SAP® for Retail system. The 2009 capital expenditures were driven by the investments in 52 new store openings and the continued development of our SAP for Retail system. The 2008 capital expenditures were driven by the investments in 21 new store openings, our SAP for Retail system, which included development costs and additional payments for hardware and licensing fees, the completion of the installation of a new point of sale system in all of our stores, and the acquisition of two store properties that were previously leased. We expect capital expenditures to be approximately $125 million to $130 million in 2011, comprised principally of maintenance capital of approximately $40 million, real estate capital of approximately $50 million driven by our plan to open 90 new stores, and other investments of approximately $35 million to $40 million which include, among other things, capital to refresh stores, our continued software development of the SAP for Retail system, and certain investment designed to improve expense leverage.

Cash used in financing activities was $306.9 million, $65.1 million, and $125.2 million in 2010, 2009, and 2008, respectively. In 2010, cash used in financing activities was principally due to share repurchases associated with 2010 Repurchase Program, including the ASR, totaling $342.2 million, partially offset by proceeds from the exercise of stock options and the related tax benefits totaling $46.3 million. In 2009, cash used in financing activities was principally due to the repayment of borrowings outstanding under our bank credit facility of $61.7 million and the payment of bank fees of $5.6 million associated with our entry into the 2009 Credit Agreement, partially offset by the proceeds from the exercise of stock options of $4.9 million. In 2008, cash used in financing activities was principally due to net payments on our prior bank credit facility of $102.0 million and $37.5 million of payments for treasury shares acquired under our November 2007 Repurchase Program, partially offset by proceeds from the exercise of stock options of $10.9 million.

Based on historical and expected financial results, we believe that we have or, if necessary, have the ability to obtain, adequate resources to fund ongoing and seasonal working capital requirements, proposed capital expenditures, new projects, and currently maturing obligations.

Contractual Obligations

The following table summarizes payments due under our contractual obligations at January 29, 2011:

	Payments Due by Period (1)				
(In thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Obligations under bank credit facility (2)	$ —	$ —	$ —	$ —	$ —
Operating lease obligations (3) (4)	1,003,071	274,500	425,107	212,558	90,906
Capital lease obligations (4)	2,272	1,377	895	—	—
Purchase obligations (4) (5)	870,660	704,319	139,160	27,178	3
Other long-term liabilities (6)	56,418	11,180	15,031	4,787	25,420
Total contractual obligations (7)	$1,932,421	$991,376	$580,193	$244,523	$116,329

(1) The disclosure of contractual obligations in this table is based on assumptions and estimates that we believe to be reasonable as of the date of this report. Those assumptions and estimates may prove to be inaccurate; consequently, the amounts provided in the table may differ materially from those amounts that we ultimately incur. Variables that may cause the stated amounts to vary from the amounts actually incurred include, but are not limited to: the termination of a contractual obligation prior to its stated or anticipated expiration; fees or damages incurred as a result of the premature termination or breach of a contractual obligation; the acquisition of more or less services or goods under a contractual obligation than are anticipated by us as of the date of this report; fluctuations in third party fees, governmental charges, or market rates that we are obligated to pay under contracts we have with certain vendors; and the exercise of renewal options under, or the automatic renewal of, contracts that provide for the same.

(2) Obligations under the bank credit facility consist of the borrowings outstanding under the 2009 Credit Agreement. In addition, we had outstanding letters of credit totaling $49.8 million at January 29, 2011. Approximately $48.4 million of the outstanding letters of credit represent stand-by letters of credit and we do not expect to meet the conditions requiring significant cash payments on these letters of credit; accordingly, they have been excluded from this table. The remaining outstanding letters of credit represent commercial letters of credit whereby the related obligation is included in the purchase obligations. For a further discussion, see note 3 to the accompanying consolidated financial statements.

(3) Operating lease obligations include, among other items, leases for retail stores, warehouse space, offices, and certain computer and other business equipment. The future minimum commitments for retail store, office, and warehouse space operating leases are $751.7 million. For a further discussion of leases, see note 5 to the accompanying consolidated financial statements. Many of the store lease obligations require us to pay for our applicable portion of CAM, real estate taxes, and property insurance. In connection with our store lease obligations, we estimated that future obligations for CAM, real estate taxes, and property insurance were $238.8 million at January 29, 2011. We have made certain assumptions and estimates in

order to account for our contractual obligations relative to CAM, real estate taxes, and property insurance. Those assumptions and estimates include, but are not limited to: use of historical data to estimate our future obligations; calculation of our obligations based on comparable store averages where no historical data is available for a particular leasehold; and assumptions related to average expected increases over historical data. The remaining lease obligation of $12.6 million relates primarily to operating leases for computer and other business equipment, including data center related costs.

(4) For purposes of the lease and purchase obligation disclosures, we have assumed that we will make all payments scheduled or reasonably estimated to be made under those obligations that have a determinable expiration date, and we disregarded the possibility that such obligations may be prematurely terminated or extended, whether automatically by the terms of the obligation or by agreement between us and the counterparty, due to the speculative nature of premature termination or extension. Where an operating lease or purchase obligation is subject to a month-to-month term or another automatically renewing term, we included in the table our minimum commitment under such obligation, such as one month in the case of a month-to-month obligation and the then-current term in the case of another automatically renewing term, due to the uncertainty of future decisions to exercise options to extend or terminate any existing leases.

(5) Purchase obligations include outstanding purchase orders for merchandise issued in the ordinary course of our business that are valued at $470.3 million, the entirety of which represents obligations due within one year of January 29, 2011. In addition, we have a purchase commitment for future inventory purchases totaling $108.8 million at January 29, 2011. While we are not required to meet any periodic minimum purchase requirements under this commitment, we have included, for purposes of this tabular disclosure, the value of the purchases that we anticipate making during each of the reported periods as purchases that will count toward our fulfillment of the aggregate obligation. The remaining $291.6 million of purchase obligations is primarily related to distribution and transportation, information technology, print advertising, energy procurement, and other store security, supply, and maintenance commitments.

(6) Other long-term liabilities include $30.3 million for expected contributions to the Pension Plan and our nonqualified, unfunded supplemental defined benefit pension plan ("Supplemental Pension Plan"), $20.2 million for obligations related to our nonqualified deferred compensation plan, $5.5 million for unrecognized tax benefits, and $0.5 million for closed store lease termination costs related to stores closed in 2009 and 2010. Pension contributions are equal to expected benefit payments for the nonqualified plan plus expected contributions to the qualified plan using actuarial estimates and assuming that we only make the minimum required contributions (see note 8 to the accompanying consolidated financial statements for additional information about our employee benefit plans). We have estimated the payments due by period for the nonqualified deferred compensation plan based on an average of historical distributions. We have included unrecognized tax benefits of $3.6 million for payments expected in 2011 and $1.9 million of timing-related income tax uncertainties anticipated to reverse in 2011. Unrecognized tax benefits in the amount of $18.9 million have been excluded from the table because we are unable to make a reasonably reliable estimate of the timing of future payments. Our closed store lease termination cost payments are based on contractual terms.

(7) The obligations disclosed in this table are exclusive of the contingent liabilities, guarantees, and indemnities related to the KB Toys business. For further discussion, see note 11 to the accompanying consolidated financial statements.

Off-Balance Sheet Arrangements

For a discussion of the KB Bankruptcy Lease Obligations, see note 11 to the accompanying consolidated financial statements. Because the KB Toys business filed for bankruptcy again in December 2008 and liquidated all of its store operations, we accrued a contingent liability on our balance sheet at January 30, 2010, in the amount of $4.8 million for 31 KB Toys store leases for which we may have an indemnification or guarantee obligation and a former KB Toys corporate office lease for which we took an assignment in 2009. At January 29, 2011, our contingent liability related to this matter was $3.6 million. Because of uncertainty inherent in the assumptions used to estimate this liability, our estimated liability could ultimately prove to be understated and could result in a material adverse impact on our financial condition, results of operations, and liquidity.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. The use of estimates, judgments, and assumptions creates a level of uncertainty with respect to reported or disclosed amounts in our consolidated financial statements or accompanying notes. On an ongoing basis, management evaluates its estimates, judgments, and assumptions, including those that management considers critical to the accurate presentation and disclosure of our consolidated financial statements and accompanying notes. Management bases its estimates, judgments, and assumptions on historical experience, current trends, and various other factors that management believes are reasonable under the circumstances. Because of the inherent uncertainty in using estimates, judgments, and assumptions, actual results may differ from these estimates.

Our significant accounting policies, including the recently adopted accounting standards and recent accounting standards – future adoptions, if any, are described in note 1 to the accompanying consolidated financial statements. We believe the following assumptions and estimates are the most critical to understanding and evaluating our reported financial results. Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price at or near the end of the reporting period. The average cost retail inventory method requires management to make judgments and contains estimates, such as the amount and timing of markdowns to clear slow-moving inventory, the estimated allowance for shrinkage, and the estimated amount of excess or obsolete inventory, which may impact the ending inventory valuation and prior or future gross margin. These estimates are based on historical experience and current information.

When management determines the salability of merchandise inventories is diminished, markdowns for clearance activity and the related cost impact are recorded at the time the price change decision is made. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences, the age of merchandise, and seasonal trends. Timing of holidays within fiscal periods, weather, and customer preferences could cause material changes in the amount and timing of markdowns from year to year.

The inventory allowance for shrinkage is recorded as a reduction to inventories, charged to cost of sales, and calculated as a percentage of sales for the period from the last physical inventory date to the end of the reporting period. Such estimates are based on our historical and current year inventory results. Independent physical inventory counts are taken at each store once a year. During 2011, the majority of these counts will occur between January and June. As physical inventories are completed, actual results are recorded and new go-forward shrink accrual rates are established based on individual store historical results. Thus, the shrink accrual rates will be adjusted throughout the January through June inventory cycle based on actual results. At January 29, 2011, a 10% difference in our shrink reserve would have affected gross margin, operating profit and income from continuing operations before income taxes by approximately $3 million. While it is not possible to quantify the impact from each cause of shrinkage, we have loss prevention programs and policies aimed at minimizing shrinkage.

Long-Lived Assets

Our long-lived assets primarily consist of property and equipment. We perform annual impairment reviews of our long-lived assets at the store level. When we perform the annual impairment reviews, we first determine which stores had impairment indicators present. We use actual historical cash flows to determine which stores had negative cash flows in each of the past two years (on a rolling basis). For each store with two years of negative cash flows, we obtain future cash flow estimates based on operating performance estimates specific to each store's operations that are based on assumptions currently being used to develop our company level operating plans. If the net book value of a store's long-lived assets is not recoverable through the expected future cash flows of the store, we estimate the fair value of the store's assets and recognize an impairment charge for the excess net book value of the store's long-lived assets over their fair value. The fair value of store assets is estimated based on information available in the marketplace for similar assets.

We recognized impairment charges of less than $0.1 million, $0.4 million, and $0.1 million in 2010, 2009, and 2008, respectively. We believe that our impairment charges are trending lower because we closed a number of underperforming stores at the end of 2005, we have continued to close (primarily through non-renewal of leases) underperforming stores since that time, and our store productivity continues to improve. We only identified one store with impairment indicators as a result of our annual store impairment tests in 2010 and we recognized impairment charges on that store. Therefore, we do not believe that varying the assumptions used to test for recoverability to estimate fair value of our long-lived assets would have a material impact on the impairment charges we incurred in 2010. However, if our future operating results decline significantly, we may be exposed to impairment losses that could be material (for additional discussion of this risk, see "Item 1A. Risk Factors – A significant decline in our operating profit and taxable income may impair our ability to realize the value of our long lived assets and deferred tax assets.").

In addition to our annual store impairment reviews, we evaluate our long-lived assets at each reporting period to determine whether impairment indicators are present. In 2008, we recorded impairment to the assets of one store as a result of a casualty loss due to hurricane damage. The amount of this impairment is included in the $0.1 million 2008 impairment charge discussed above.

Share-Based Compensation

We grant stock options and performance-based non-vested restricted stock to our employees under shareholder approved incentive plans. Share-based compensation expense was $24.6 million, $20.3 million, and $15.5 million in 2010, 2009, and 2008, respectively. Share-based compensation expense was higher principally due to 2010 restricted stock awards having a higher fair value than prior year awards, based on our higher stock price in March 2010 as compared to March 2009 and 2008. Future share-based compensation expense for performance-based non-vested restricted stock is dependent upon the future number of awards, fair value of our common shares on the grant date, and the estimated vesting period. Future share-based compensation expense for stock options is dependent upon the number and terms of future stock option awards and many estimates, judgments and assumptions used in arriving at the fair value of stock options. Future share-based compensation expense related to performance-based non-vested restricted stock and stock options may vary materially from the currently amortizing awards.

We estimate the fair value of our stock options using a binomial model. The binomial model takes into account estimates, assumptions, and judgments about our stock price volatility, our dividend yield rate, the risk-free rate of return, the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility is based on historical and current implied volatilities from traded options on our common shares. The dividend yield rate on our common shares is assumed to be zero since we have not paid dividends and have no current plans to do so. The risk-free rate is based on U.S. Treasury security yields at the time of the grant. The expected life is determined from the application of the binomial model and includes assumptions such as the expected employee exercise behavior and our expected turnover rate, which is based on analysis of historical data.

Compensation expense for performance-based non-vested restricted stock awards is recorded over the estimated vesting period based on the estimated achievement date of the performance criteria. An estimated target achievement date is determined at the time of the award based on historical and forecasted performance of similar measures. We monitor the achievement of the performance targets at each reporting period and make adjustments to the estimated vesting period when our models indicate that the estimated achievement date differs from the date being used to amortize expense. Any change in the estimated vesting date results in a prospective change to the related expense by charging the remaining unamortized expense over the remaining expected vesting period at the date the estimate was changed.

Income Taxes

The determination of our income tax expense, refunds receivable, income taxes payable, deferred tax assets and liabilities and financial statement recognition, de-recognition and/or measurement of uncertain tax benefits (for positions taken or to be taken on income tax returns) requires significant judgment, the use of estimates, and the interpretation and application of complex accounting and multi-jurisdictional income tax laws.

The effective income tax rate in any period may be materially impacted by the overall level of income (loss) before income taxes, the jurisdictional mix and magnitude of income (loss), changes in the income tax laws (which may be retroactive to the beginning of the fiscal year), subsequent recognition, de-recognition and/or measurement of an uncertain tax benefit, changes in deferred tax asset valuation allowances and adjustments of a deferred tax asset or liability for enacted changes in tax laws or rates. Although we believe that our estimates are reasonable, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in our consolidated financial statements.

We evaluate our ability to recover our deferred tax assets within the jurisdiction from which they arise. We consider all available positive and negative evidence including recent financial results, projected future pretax accounting income from continuing operations and tax planning strategies (when necessary). This evaluation requires us to make assumptions that require significant judgment about the forecasts of future pretax accounting income. The assumptions that we use in this evaluation are consistent with the assumptions and estimates used to develop our consolidated operating financial plans. If we determine that a portion of our deferred tax assets, which principally represent expected future deductions or benefits, are not likely to be realized, we recognize a valuation allowance for our estimate of these benefits which we believe are not likely recoverable. Additionally, changes in tax laws, apportionment of income for state tax purposes, and rates could also affect recorded deferred tax assets.

We evaluate the uncertainty of income tax positions taken or to be taken on income tax returns. When a tax position meets the more-likely-than-not threshold, we recognize economic benefits associated with the position on our consolidated financial statements. The more-likely-than-not recognition threshold is a positive assertion that an enterprise believes it is entitled to economic benefits associated with a tax position. When a tax position does not meet the more-likely-than-not threshold, or in the case of those positions that do meet the threshold but are measured at less than the full benefit taken on the return, we recognize tax liabilities (or de-recognize tax assets, as the case may be). A number of years may elapse before a particular matter, for which we have derecognized a tax benefit, is audited and fully resolved or clarified. We adjust unrecognized tax benefits and income tax provision in the period in which an uncertain tax position is effectively or ultimately settled, the statute of limitations expires for the relevant taxing authority to examine the tax position, or as a result of the evaluation of new information that becomes available.

Pension

Actuarial valuations are used to calculate the estimated expenses and obligations for our Pension Plan and Supplemental Pension Plan. Inherent in the actuarial valuations are several assumptions including discount rate and expected return on plan assets. We review external data and historical trends to help determine the discount rate and expected long-term rate of return. Our objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement date. In making this estimate, we review rates of return on high-quality, fixed-income investments available at the measurement date and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. The expected long-term rate of return on assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated future long-term performance of individual asset classes, risks (standard deviations) and correlations of returns among the asset classes that comprise the plan's asset mix. While the studies give appropriate consideration to recent plan performance and historical returns, the assumption is primarily a long-term, prospective rate of return. The weighted average discount rate used to determine the net periodic pension cost for 2010 was 5.7%. A 1.0% decrease in the discount rate would increase net periodic pension cost by $0.3 million. The long-term rate of return on assets used to determine net periodic pension cost in 2010 was 8.0%. A 1.0% decrease in the expected long-term rate of return on plan assets would increase the net periodic pension cost by $0.6 million.

During 2010, we reclassified $1.3 million, net of tax, from other comprehensive income to expense in our consolidated statement of operations. We recognized a benefit of $1.3 million, net of tax, to other comprehensive income in 2010, which was principally driven by the recognition of $1.8 million in settlement charges as participants elected more lump sum payments than originally estimated. At January 29, 2011, the accumulated other comprehensive income amount, which was principally unrealized actuarial loss, was $10.5 million loss, net of tax. During 2011, and in future periods, we expect to reclassify approximately $1.4 million from other comprehensive income to expense, assuming we achieve our estimated rate of return on pension plan investments in future periods. Additionally, in the event that we have future settlements, as occurred in 2010 and 2009, we would expect that the expense related to future settlements would be between the $0.2 million and $1.8 million charges in 2009 and 2010, respectively.

Insurance and Insurance-Related Reserves

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is funded by employees. We purchase stop-loss coverage from third party insurance carriers to limit individual or aggregate loss exposure in these areas. Accrued insurance liabilities and related expenses are based on actual claims reported and estimates of claims incurred but not reported. The estimated loss accruals for claims incurred but not paid are determined by applying actuarially-based calculations taking into account historical claims payment results and known trends such as claims frequency and claims severity. Management makes estimates, judgments, and assumptions with respect to the use of these actuarially-based calculations, including but not limited to, estimated health care cost trends, estimated lag time to report and pay claims, average cost per claim, network utilization rates, network discount rates, and other factors. A 10% change in our self-insured liabilities at January 29, 2011 would have affected selling and administrative expenses, operating profit, and income from continuing operations before income taxes by approximately $8 million.

General liability and workers' compensation liabilities are recorded at our estimate of their net present value, using a 4.0% discount rate, while other liabilities for insurance reserves are not discounted. A 1.0% change in the discount rate on these liabilities would have affected selling and administrative expenses, operating profit, and income from continuing operations before income taxes by approximately $1.5 million.

Lease Accounting

In order to recognize rent expense on our leases, we evaluate many factors to identify the lease term such as the contractual term of the lease, our assumed possession date of the property, renewal option periods, and the estimated value of leasehold improvement investments that we are required to make. Based on this evaluation, our lease term is typically the minimum contractually obligated period over which we have control of the property. This term is used because although many of our leases have renewal options, we typically do not incur an economic or contractual penalty in the event of non-renewal. Therefore, we typically use the initial minimum lease term for purposes of calculating straight-line rent, amortizing deferred rent, and recognizing depreciation expense on our leasehold improvements.

Commitments

For a discussion on certain of our commitments, refer to note 3, note 5, note 10, and note 11 to the accompanying consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk from exposure to changes in interest rates on investments and on borrowings under the 2009 Credit Agreement that we make from time to time. We had no borrowings under the 2009 Credit Agreement at January 29, 2011. An increase of 1.0% in our variable interest rate on our investments and expected future borrowings would not have a material effect on our financial condition, results of operations, or liquidity.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Big Lots, Inc.
Columbus, Ohio

We have audited the internal control over financial reporting of Big Lots, Inc. and subsidiaries (the "Company") as of January 29, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 29, 2011, of the Company, and our report dated March 30, 2011, expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio
March 30, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Big Lots, Inc.
Columbus, Ohio

We have audited the accompanying consolidated balance sheets of Big Lots, Inc. and subsidiaries (the "Company") as of January 29, 2011 and January 30, 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 29, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Big Lots, Inc. and subsidiaries at January 29, 2011 and January 30, 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 29, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2011, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio
March 30, 2011

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share amounts)

	2010	2009	2008
Net sales	$ 4,952,244	$ 4,726,772	$ 4,645,283
Cost of sales (exclusive of depreciation expense shown separately below)	2,939,793	2,807,466	2,787,854
Gross margin	2,012,451	1,919,306	1,857,429
Selling and administrative expenses	1,576,500	1,532,356	1,523,882
Depreciation expense	78,606	74,904	78,624
Gain on sale of real estate	—	(12,964)	—
Operating profit	357,345	325,010	254,923
Interest expense	(2,573)	(1,840)	(5,282)
Interest and investment income	612	175	65
Income from continuing operations before income taxes	355,384	323,345	249,706
Income tax expense	132,837	121,975	94,908
Income from continuing operations	222,547	201,370	154,798
Loss from discontinued operations, net of tax benefit of $14, $656, and $2,116 in fiscal years 2010, 2009, and 2008, respectively	(23)	(1,001)	(3,251)
Net income	$ 222,524	$ 200,369	$ 151,547
Earnings per common share — basic:			
Continuing operations	$ 2.87	$ 2.47	$ 1.91
Discontinued operations	—	(0.01)	(0.04)
	$ 2.87	$ 2.45	$ 1.87
Earnings per common share — diluted:			
Continuing operations	$ 2.83	$ 2.44	$ 1.89
Discontinued operations	—	(0.01)	(0.04)
	$ 2.83	$ 2.42	$ 1.85

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except par value)

	January 29, 2011	January 30, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 177,539	$ 283,733
Inventories	762,146	731,337
Deferred income taxes	50,252	51,012
Other current assets	61,782	56,884
Total current assets	1,051,719	1,122,966
Property and equipment — net	524,906	491,256
Deferred income taxes	6,666	28,136
Restricted cash	8,000	—
Other assets	28,308	27,135
Total assets	$ 1,619,599	$ 1,669,493
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 302,818	$ 309,862
Property, payroll, and other taxes	75,401	69,388
Accrued operating expenses	53,771	52,519
Insurance reserves	37,741	39,570
KB bankruptcy lease obligation	3,552	4,786
Accrued salaries and wages	43,433	47,402
Income taxes payable	25,215	18,993
Total current liabilities	541,931	542,520
Deferred rent	42,037	31,490
Insurance reserves	46,145	44,695
Unrecognized tax benefits	19,142	28,577
Other liabilities	23,551	20,799
Shareholders' equity:		
Preferred shares — authorized 2,000 shares; $0.01 par value; none issued	—	—
Common shares — authorized 298,000 shares; $0.01 par value; issued 117,495 shares; outstanding 73,894 shares and 81,922 shares, respectively	1,175	1,175
Treasury shares — 43,601 shares and 35,573 shares, respectively, at cost	(1,079,130)	(791,042)
Additional paid-in capital	523,341	515,061
Retained earnings	1,511,877	1,289,353
Accumulated other comprehensive loss	(10,470)	(13,135)
Total shareholders' equity	946,793	1,001,412
Total liabilities and shareholders' equity	$ 1,619,599	$ 1,669,493

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

(In thousands)

	Common		Treasury		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount				
Balance — February 2, 2008	82,682	$ 1,175	34,813	$ (784,718)	$490,959	$ 937,571	$ (6,501)	$ 638,486
Net income	—	—	—	—	—	151,547	—	151,547
Other comprehensive income								
Amortization of pension, net of tax of $(316)	—	—	—	—	—	—	487	487
Valuation adjustment of pension, net of tax of $6,102	—	—	—	—	—	—	(9,331)	(9,331)
Comprehensive income	—	—	—	—	—	—	—	142,703
Adoption of guidance under FASB ASC 715, net of tax of $88 and $(26), respectively	—	—	—	—	—	(134)	40	(94)
Purchases of common shares	(2,170)	—	2,170	(37,508)	—	—	—	(37,508)
Exercise of stock options	788	—	(788)	17,530	(6,670)	—	—	10,860
Restricted shares vested	2	—	(2)	40	(40)	—	—	—
Net tax benefit from share-based awards	—	—	—	—	4,590	—	—	4,590
Share activity related to deferred compensation plan	13	—	(13)	95	257	—	—	352
Share-based employee compensation expense	—	—	—	—	15,456	—	—	15,456
Balance — January 31, 2009	81,315	1,175	36,180	(804,561)	504,552	1,088,984	(15,305)	774,845
Net income	—	—	—	—	—	200,369	—	200,369
Other comprehensive income								
Amortization of pension, net of tax of $(1,105)	—	—	—	—	—	—	1,740	1,740
Valuation adjustment of pension, net of tax of $(273)	—	—	—	—	—	—	430	430
Comprehensive income	—	—	—	—	—	—	—	202,539
Purchases of common shares	(87)	—	87	(1,849)	—	—	—	(1,849)
Exercise of stock options	362	—	(362)	8,045	(3,114)	—	—	4,931
Restricted shares vested	328	—	(328)	7,291	(7,291)	—	—	—
Net tax benefit from share-based awards	—	—	—	—	559	—	—	559
Share activity related to deferred compensation plan	4	—	(4)	32	80	—	—	112
Share-based employee compensation expense	—	—	—	—	20,275	—	—	20,275
Balance — January 30, 2010	81,922	1,175	35,573	(791,042)	515,061	1,289,353	(13,135)	1,001,412
Net income	—	—	—	—	—	222,524	—	222,524
Other comprehensive income								
Amortization of pension, net of tax of $(869)	—	—	—	—	—	—	1,328	1,328
Valuation adjustment of pension, net of tax of $(876)	—	—	—	—	—	—	1,337	1,337
Comprehensive income	—	—	—	—	—	—	—	225,189
Purchases of common shares	(10,686)	—	10,686	(350,823)	—	—	—	(350,823)
Exercise of stock options	1,808	—	(1,808)	42,285	(9,773)	—	—	32,512
Restricted shares vested	847	—	(847)	20,437	(20,437)	—	—	—
Net tax benefit from share—based awards	—	—	—	—	13,779	—	—	13,779
Share activity related to deferred compensation plan	3	—	(3)	13	83	—	—	96
Share-based employee compensation expense	—	—	—	—	24,628	—	—	24,628
Balance — January 29, 2011	73,894	$ 1,175	43,601	$(1,079,130)	$523,341	$1,511,877	$(10,470)	$ 946,793

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	2010	2009	2008
Operating activities:			
Net income	$ 222,524	$200,369	$ 151,547
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	74,041	71,501	73,787
Deferred income taxes	20,485	18,014	13,518
KB Toys matters	—	409	3,119
Non-cash share-based compensation expense	24,628	20,275	15,456
Non-cash impairment charges	18	358	137
Loss on disposition of property and equipment	639	1,072	1,626
Gain on sale of real estate	—	(12,964)	—
Pension	4,479	(5,193)	(8,734)
Change in assets and liabilities:			
Inventories	(30,809)	5,279	11,326
Accounts payable	(7,045)	73,889	(24,299)
Current income taxes	(1,736)	(4,359)	(12,362)
Other current assets	(5,250)	(2,177)	(1,258)
Other current liabilities	(5,816)	18,064	(9,590)
Other assets	(2,988)	(5,285)	1,595
Other liabilities	22,087	12,774	(4,805)
Net cash provided by operating activities	315,257	392,026	211,063
Investing activities:			
Capital expenditures	(107,563)	(78,708)	(88,735)
Cash proceeds from sale of property and equipment	1,301	861	550
Deposit in restricted account	(8,000)	—	—
Other	(290)	(90)	(7)
Net cash used in investing activities	(114,552)	(77,937)	(88,192)
Financing activities:			
Net payments of borrowings under bank credit facility	—	(61,700)	(102,000)
Payment of capital lease obligations	(2,463)	(2,612)	(1,523)
Proceeds from the exercise of stock options	32,512	4,931	10,860
Excess tax benefit from share-based awards	13,779	1,568	4,590
Payment for treasury shares acquired	(350,823)	(1,849)	(37,508)
Deferred bank credit facility fees paid	—	(5,579)	—
Other	96	112	352
Net cash used in financing activities	(306,899)	(65,129)	(125,229)
Increase (decrease) in cash and cash equivalents	(106,194)	248,960	(2,358)
Cash and cash equivalents:			
Beginning of year	283,733	34,773	37,131
End of year	$ 177,539	$283,733	$ 34,773
Supplemental disclosure of cash flow information:			
Cash paid for interest, including capital leases	$ 830	$ 277	$ 5,568
Cash paid for income taxes, excluding impact of refunds	$ 100,973	$105,961	$ 92,433
Non-cash activity:			
Assets acquired under capital leases	$ —	$ —	$ 5,525
Accrued property and equipment	$ 9,449	$ 3,901	$ 3,588

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Summary of Significant Accounting Policies

Description of Business

We are the nation's largest broadline closeout retailer. At January 29, 2011, we operated a total of 1,398 stores in 48 states. Our goal is to strengthen and build upon our leadership position in broadline closeout retailing by providing our customers with great savings on brand-name closeouts and other value-priced merchandise. You can locate us on the Internet at www.biglots.com. The contents of our websites are not part of this report.

Basis of Presentation

The consolidated financial statements include Big Lots, Inc. and all of its subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and include all of our accounts. We consolidate all majority-owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. The use of estimates, judgments, and assumptions creates a level of uncertainty with respect to reported or disclosed amounts in our consolidated financial statements or accompanying notes. On an ongoing basis, management evaluates its estimates, judgments, and assumptions, including those that management considers critical to the accurate presentation and disclosure of our consolidated financial statements and accompanying notes. Management bases its estimates, judgments, and assumptions on historical experience, current trends, and various other factors that it believes are reasonable under the circumstances. Because of the inherent uncertainty in using estimates, judgments, and assumptions, actual results may differ from these estimates.

Fiscal Year

We follow the concept of a 52-53 week fiscal year, which ends on the Saturday nearest to January 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years. 2010 was comprised of the 52 weeks that began on January 31, 2010 and ended January 29, 2011. 2009 was comprised of the 52 weeks that began on February 1, 2009 and ended on January 30, 2010. 2008 was comprised of the 52 weeks that began on February 3, 2008 and ended on January 31, 2009.

Segment Reporting

We manage our business based on one segment, broadline closeout retailing. At the end of 2010, 2009, and 2008, all of our operations were located within the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of amounts on deposit with financial institutions, outstanding checks, credit and debit card receivables, and highly liquid investments, including money market funds and variable rate demand notes, which are unrestricted to withdrawal or use and which have an original maturity of three months or less. We review cash and cash equivalent balances on a bank by bank basis in order to identify book overdrafts. Book overdrafts occur when the amount of outstanding checks exceed the cash deposited at a given bank. We reclassify book overdrafts, if any, to accounts payable on our consolidated balance sheets. Amounts due from banks for credit and debit card transactions are typically settled in less than seven days, and at January 29, 2011 and January 30, 2010, totaled $29.4 million and $24.0 million, respectively.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Restricted Cash

On July 1, 2010, we deposited $8.0 million in a restricted cash account. The restricted cash serves as collateral, in place of an irrevocable stand-by letter of credit, to provide financial assurance that we will fulfill our obligations with respect to cash requirements associated with self-insurance, as discussed in note 10. The cash is on deposit with our insurance carrier. At January 29, 2011, the $8.0 million in the restricted account is classified as noncurrent in other assets.

Investments

Investment securities are classified as available-for-sale, held-to-maturity, or trading at the date of purchase. Investments are recorded at fair value as either current assets or non-current assets based on the stated maturity or our plans to either hold or sell the investment. Unrealized holding gains and losses on trading securities are recognized in earnings. Unrealized holding gains and losses on available-for-sale securities are recognized in other comprehensive income, until realized. We did not own any held-to-maturity or available-for-sale securities as of January 29, 2011 or January 30, 2010.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Cost includes any applicable inbound shipping and handling costs associated with the receipt of merchandise into our distribution centers (See the discussion below under the caption "Selling and Administrative Expenses" for additional information regarding outbound shipping and handling costs to our stores). Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. Under the average cost retail inventory method, inventory is segregated into departments of merchandise having similar characteristics at its current retail selling value. Current retail selling values are converted to a cost basis by applying an average cost factor to each specific merchandise department's retail selling value. Cost factors represent the average cost-to-retail ratio computed using beginning inventory and all fiscal year-to-date purchase activity specific to each merchandise department.

Under the average cost retail inventory method, permanent sales price markdowns result in cost reductions in inventory. Our permanent sales price markdowns are typically related to end of season clearance events and are recorded as a charge to cost of sales in the period of management's decision to initiate sales price reductions with the intent not to return the price to regular retail. Promotional markdowns are recorded as a charge to net sales in the period the merchandise is sold. Promotional markdowns are typically related to specific marketing efforts with respect to products maintained continuously in our stores or products that are only available in limited quantities but represent substantial value to our customers. Promotional markdowns are principally used to drive higher sales volume during a defined promotional period.

We record a reduction to inventories and charge to cost of sales for a shrinkage inventory allowance. The shrinkage allowance is calculated as a percentage of sales for the period from the last physical inventory date to the end of the reporting period. Such estimates are based on our historical and current year experience based on physical inventory results.

We record a reduction to inventories and charge to cost of sales for any excess or obsolete inventory. The excess or obsolete inventory is estimated based on a review of our aged inventory and takes into account any items that have already received a cost reduction as a result of the permanent markdown process discussed above. We estimate the reduction for excess or obsolete inventory based on historical sales trends, age and quantity of product on hand, and anticipated future sales.

Note 1 — Summary of Significant Accounting Policies (Continued)

Payments Received from Vendors

Payments received from vendors relate primarily to rebates and reimbursement for markdowns and are recognized in our consolidated statements of operations as a reduction to cost of inventory purchases in the period that the rebate or reimbursement is earned or realized and, consequently, result in a reduction in cost of sales when the related inventory is sold.

Store Supplies

When opening a new store, a portion of the initial shipment of supplies (including primarily display materials, signage, security-related items, and miscellaneous store supplies) is capitalized at the store opening date. These capitalized supplies represent more durable types of items for which we expect to receive future economic benefit. Subsequent replenishments of capitalized store supplies are expensed. The consumable/non-durable type items for which the future economic benefit is less measurable are expensed upon shipment to the store. Capitalized store supplies are adjusted periodically for changes in estimated quantities or costs and are included in other current assets in our consolidated balance sheets.

Property and Equipment — Net

Depreciation and amortization expense of property and equipment are recorded on a straight-line basis using estimated service lives. The estimated service lives of our property and equipment by major asset category were as follows:

Land improvements	15 years
Buildings	40 years
Leasehold improvements	5 years
Store fixtures and equipment	5 years
Distribution and transportation fixtures and equipment	5 - 15 years
Office and computer equipment	5 years
Computer software costs	5 - 8 years
Company vehicles	3 years

Leasehold improvements are amortized on a straight-line basis using the shorter of their estimated service lives or the lease term. Because the majority of our leasehold improvements are placed in service at the time we open a store and the majority of our leases have an initial term of five years, we estimate the useful life of leasehold improvements at five years. This amortization period is consistent with the amortization period for any lease incentives that we would typically receive when initially entering into a new lease that are recognized as deferred rent and amortized over the initial lease term.

Depreciation estimates are revised prospectively to reflect the remaining depreciation or amortization of the asset over the shortened estimated service life when a decision is made to dispose of property and equipment prior to the end of its previously estimated service life. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in selling and administrative expenses. Major repairs that extend service lives are capitalized. Maintenance and repairs are charged to expense as incurred. Capitalized interest was not significant in any period presented.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Long-Lived Assets

Our long-lived assets primarily consist of property and equipment - net. In order to determine if impairment indicators are present for store property and equipment, we review historical operating results at the store level on an annual basis, or when other impairment indicators are present. Generally, all other property and equipment is reviewed for impairment at the enterprise level. If the net book value of a store's long-lived assets is not recoverable by the expected future cash flows of the store, we estimate the fair value of the store's assets and recognize an impairment charge for the excess net book value of the store's long-lived assets over their fair value. Our assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods. We estimate the fair value of our long-lived assets using readily available market information for similar assets.

Closed Store Accounting

We recognize an obligation for the fair value of lease termination costs when we cease using the leased property in our operations. In measuring fair value of these lease termination obligations, we consider the remaining minimum lease payments, estimated sublease rentals that could be reasonably obtained, and other potentially mitigating factors. We discount the estimated obligation using the applicable credit adjusted interest rate, resulting in accretion expense in periods subsequent to the period of initial measurement. We monitor the estimated obligation for lease termination liabilities in subsequent periods and revise any estimated liabilities, if necessary. Severance and benefits associated with terminating employees from employment are recognized ratably from the communication date through the estimated future service period, unless the estimated future service period is less than 60 days, in which case we recognize the impact at the communication date. Generally all other store closing costs are recognized when incurred.

We classify the results of operations of closed stores to discontinued operations when the operations and cash flows of the stores have been (or will be) eliminated from ongoing operations and we no longer have any significant continuing involvement in the operations associated with the stores after closure. We generally meet the second criteria on all closed stores as, upon closure, operations cease and we have no continuing involvement. To determine if cash flows have been (or will be) eliminated from ongoing operations, we evaluate a number of qualitative and quantitative factors, including, but not limited to, proximity of a closing store to any remaining open stores and the estimated sales migration from the closed store to any stores remaining open. The estimated sales migration is based on historical estimates of our sales migration upon opening or closing a store in a similar market. For purposes of reporting closed stores as discontinued operations, we report net sales, gross margin, and related operating costs that are directly related to and specifically identifiable with respect to the stores' operations identified as discontinued operations. Certain corporate-level charges, such as general office cost, field operations, national advertising, fixed distribution costs, and interest cost are not allocated to closed stores discontinued operations because we believe that these costs are not specific to the stores' operations.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities using enacted law and tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

We assess the adequacy and need for a valuation allowance for deferred tax assets. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. We have established a valuation allowance to reduce our deferred tax assets to the balance that is more likely than not to be realized.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included within the related tax liability line in the accompanying consolidated balance sheets.

The effective income tax rate in any period may be materially impacted by the overall level of income (loss) before income taxes, the jurisdictional mix and magnitude of income (loss), changes in the income tax laws (which may be retroactive to the beginning of the fiscal year), subsequent recognition, de-recognition and/or measurement of an uncertain tax benefit, changes in a deferred tax valuation allowance, and adjustments of a deferred tax asset or liability for enacted changes in tax laws or rates.

Pension

Effective in 2008, we adopted guidance under ASC 715, *Compensation – Retirement Benefits* (which replaced SFAS No. 158 *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*). This guidance requires us to measure defined benefit plan assets and obligations as of the date of our year-end consolidated balance sheet. Previously, our Pension Plan and Supplemental Pension Plan each had a measurement date of December 31. Switching to the new measurement date required one-time adjustments of $0.1 million to retained earnings and less than $0.1 million to accumulated other comprehensive income in 2008 per the transition guidance.

Pension assumptions are evaluated each year. Actuarial valuations are used to calculate the estimated expenses and obligations related to our pension plans. We review external data and historical trends to help determine the discount rate and expected long-term rate of return. Our objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement date. In making this estimate, we review rates of return on high-quality, fixed-income investments available at the measurement date and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. The expected long-term rate of return on assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated future long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plan's asset mix. While the studies give appropriate consideration to recent plan performance and historical returns, the assumption for the expected long-term rate of return is primarily based on our expectation of a long-term, prospective rate of return.

Insurance and Insurance-Related Reserves

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is paid by employees. We purchase stop-loss coverage to limit significant exposure in these areas. Accrued insurance-related liabilities and related expenses are based on actual claims filed and estimates of claims incurred but not reported. The estimated accruals are determined by applying actuarially-based calculations. General liability and workers' compensation liabilities are recorded at our estimate of their net present value, using a 4% discount rate, while other liabilities for insurance-related reserves are not discounted.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Fair Value of Financial Instruments

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Level 1, defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2, defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximates fair value because of the relatively short maturity of these items.

Commitments and Contingencies

We are subject to various claims and contingencies including legal actions and other claims arising out of the normal course of business. In connection with such claims and contingencies, we estimate the likelihood and amount of any potential obligation, where it is possible to do so, using management's judgment. Management used various internal and external specialists to assist in the estimating process. We accrue, if material, a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if it is probable but an estimate is not determinable, disclosure of a material claim or contingency is made in the notes to our consolidated financial statements and no accrual is made.

Revenue Recognition

We recognize sales at the time the customer takes possession of the merchandise. Sales are recorded net of discounts and estimated returns and exclude any sales tax. The reserve for merchandise returns is estimated based on our prior return experience.

We sell gift cards in our stores and issue merchandise credits, typically as a result of customer returns, on stored value cards. We do not charge administrative fees on unused gift card or merchandise credit balances and our gift cards and merchandise credits do not expire. We recognize sales revenue from gift cards and merchandise credits when (1) the gift card or merchandise credit is redeemed in a sales transaction by the customer or (2) breakage occurs. We recognize gift card and merchandise credit breakage when we estimate that the likelihood of the card or credit being redeemed by the customer is remote and we determine that we do not have a legal obligation to remit the value of unredeemed cards or credits to the relevant regulatory authority. We estimate breakage based upon historical redemption patterns. For 2010, 2009, and 2008, we recognized in net sales on our consolidated statements of operations breakage of $0.7 million, $0.6 million, and $0.4 million, respectively, related to unredeemed gift card and merchandise credit balances that had aged at least four years beyond the end of their original issuance month. The liability for the unredeemed cash value of gift cards and merchandise credits is recorded in accrued operating expenses.

We offer price hold contracts on merchandise. Revenue for price hold contracts is recognized when the customer makes the final payment and takes possession of the merchandise. Amounts paid by customers under price hold contracts are recorded in accrued operating expenses until a sale is consummated.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Cost of Sales

Cost of sales includes the cost of merchandise, net of cash discounts and rebates, markdowns, and inventory shrinkage. Cost of merchandise includes related inbound freight to our distribution centers, duties, and commissions. We classify warehousing and outbound distribution and transportation costs as selling and administrative expenses. Due to this classification, our gross margin rates may not be comparable to those of other retailers that include warehousing and outbound distribution and transportation costs in cost of sales.

Selling and Administrative Expenses

Selling and administrative expenses include store expenses (such as payroll and occupancy costs) and costs related to warehousing, distribution, outbound transportation to our stores, advertising, purchasing, insurance, non-income taxes, and overhead. Selling and administrative expense rates may not be comparable to those of other retailers that include warehousing, distribution, and outbound transportation costs in cost of sales. Distribution and outbound transportation costs included in selling and administrative expenses were $154.3 million, $158.4 million, and $181.2 million for 2010, 2009, and 2008, respectively.

Rent Expense

Rent expense is recognized over the term of the lease and is included in selling and administrative expenses. We recognize minimum rent starting when possession of the property is taken from the landlord, which normally includes a construction or set-up period prior to store opening. When a lease contains a predetermined fixed escalation of the minimum rent, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rental expense and the amounts payable under the lease as deferred incentive rent. We also receive tenant allowances, which are recorded in deferred incentive rent and are amortized as a reduction to rent expense over the term of the lease.

Our leases generally obligate us for our applicable portion of real estate taxes, common area maintenance ("CAM"), and property insurance that has been incurred by the landlord with respect to the leased property. We maintain accruals for our estimated applicable portion of real estate taxes, CAM, and property insurance incurred but not settled at each reporting date. We estimate these accruals based on historical payments made and take into account any known trends. Inherent in these estimates is the risk that actual costs incurred by landlords and the resulting payments by us may be higher or lower than the amounts we have recorded on our books.

Certain of our leases provide for contingent rents that are not measurable at the lease inception date. Contingent rent includes rent based on a percentage of sales that are in excess of a predetermined level. Contingent rent is excluded from minimum rent and is included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Advertising Expense

Advertising costs, which are expensed as incurred, consist primarily of print, television, internet, and in-store point-of-purchase materials, and are included in selling and administrative expenses. Advertising expenses were $92.0 million, $96.2 million, and $102.3 million for 2010, 2009, and 2008, respectively.

Store Pre-opening Costs

Pre-opening costs incurred during the construction periods for new store openings are expensed as incurred.

Share-Based Compensation

Share-based compensation expense is recognized in selling and administrative expense in our consolidated statements of operations for all options that we expect to vest. We estimate forfeitures based on historical information. We value and expense stock options with graded vesting as a single award with an average estimated life over the entire term of the award. The expense for options with graded vesting is recorded straight-line over the vesting period. We estimate the fair value of stock options using a binomial model. The binomial model takes into account variables such as volatility, dividend yield rate, risk-free rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility is based on historical and current implied volatilities from traded options on our common shares. The dividend yield on our common shares is assumed to be zero since we have not paid dividends and have no current plans to do so in the future. The risk-free rate is based on U.S. Treasury security yields at the time of the grant. The expected life is determined from the binomial model, which incorporates exercise and post-vesting forfeiture assumptions based on analysis of historical data.

Compensation expense for performance-based non-vested restricted stock awards is recorded based on fair value of the award on the grant date and the estimated achievement date of the performance criteria. An estimated target achievement date is determined at the time of the award based on historical and forecasted performance of similar measures. We monitor the projected achievement of the performance targets at each reporting period and make prospective adjustments to the estimated vesting period when our internal models indicate that the estimated achievement date differs from the date being used to amortize expense.

Earnings per Share

Basic earnings per share is based on the weighted-average number of shares outstanding during each period. Diluted earnings per share is based on the weighted-average number of shares outstanding during each period and the additional dilutive effect of stock options and non-vested restricted stock awards, calculated using the treasury stock method.

Guarantees

We have lease guarantees which were issued prior to January 1, 2003. We record a liability for these lease guarantees in the period when it becomes probable that the obligor will fail to perform its obligation and if the amount of our guarantee obligation is estimable.

Other Comprehensive Income

Our other comprehensive income includes principally the impact of the amortization of our pension actuarial loss, net of tax, and the revaluation of our pension actuarial loss, net of tax.

Recently Adopted Accounting Standards

Fair Value

In January 2010, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*, which amended ASC 820, *Fair Value Measurements and Disclosures*, to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure the fair value. Further, the ASU amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715, *Compensation-Retirement Benefits*, to require that disclosures be provided by classes of assets instead of by major categories of assets. The ASU was effective for us in the first fiscal quarter of 2010 and did not have a material effect on our financial condition, results of operations, or liquidity.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Subsequent Events

We have evaluated events and transactions subsequent to the balance sheet date. Based on this evaluation, we are not aware of any events or transactions (other than those disclosed elsewhere) that occurred subsequent to the balance sheet date but prior to filing that would require recognition or disclosure in our consolidated financial statements.

Note 2 — Property and Equipment — Net

Property and equipment – net consist of:

(In thousands)	January 29, 2011	January 30, 2010
Land and land improvements	$ 45,104	$ 44,818
Buildings and leasehold improvements	734,578	698,988
Fixtures and equipment	605,492	635,377
Computer software costs	84,738	68,175
Transportation equipment	21,652	29,192
Construction-in-progress	20,592	28,563
Property and equipment - cost	1,512,156	1,505,113
Less accumulated depreciation and amortization	987,250	1,013,857
Property and equipment - net	$ 524,906	$ 491,256

Property and equipment - cost includes $7.3 million and $7.8 million at January 29, 2011 and January 30, 2010, respectively, to recognize assets from capital leases. Accumulated depreciation and amortization includes $5.2 million and $4.3 million at January 29, 2011 and January 30, 2010, respectively, related to capital leases.

During 2010, we invested $107.6 million of cash in capital expenditures and we recorded $78.6 million of depreciation expense. Additionally, in the fourth quarter of 2010, we completed a review of assets located in our stores, which resulted in the retirement of fixtures and equipment that were no longer in-use and had a net book value of less than $0.1 million. The assets that were retired had a gross cost and accumulated depreciation of $80.8 million.

We incurred less than $0.1 million, $0.4 million, and $0.1 million in asset impairment charges in 2010, 2009, and 2008, respectively. These charges principally related to the write-down of long-lived assets at one, four, and six stores identified as part of our annual store impairment review in 2010, 2009, and 2008, respectively. Asset impairment charges are included in selling and administrative expenses in our accompanying consolidated statements of operations. We perform annual impairment reviews of our long-lived assets at the store level. When we perform the annual impairment reviews, we first determine which stores had impairment indicators present. We use actual historical cash flows to determine which stores had negative cash flows in each of the past two years (on a rolling basis). For each store with two years of negative cash flows, we obtain future cash flow estimates based on operating performance estimates specific to each store's operations that are based on assumptions currently being used to develop our company level operating plans. If the net book value of a store's long-lived assets is not recoverable by the expected future cash flows of the store, we estimate the fair value of the store's assets and recognize an impairment charge for the excess net book value of the store's long-lived assets over their fair value. The fair value of store assets is estimated based on information available in the marketplace for similar assets.

Note 3 — Bank Credit Facility

On April 28, 2009, we entered into the 2009 Credit Agreement, a $500 million three-year unsecured credit facility. The 2009 Credit Agreement replaced our 2004 Credit Agreement, a $500 million five-year unsecured credit facility we entered into on October 29, 2004. The 2004 Credit Agreement was scheduled to expire on October 28, 2009, but was terminated concurrently with the 2009 Credit Agreement becoming effective on April 28, 2009. We did not incur any material early termination penalties in connection with the termination of the 2004 Credit Agreement.

The 2009 Credit Agreement expires on April 28, 2012. In connection with our entry into the 2009 Credit Agreement, we paid bank fees and other expenses in the aggregate amount of $5.6 million, which are being amortized over the term of the agreement. Proceeds from borrowings under the 2009 Credit Agreement are available for general corporate purposes, working capital, and to repay certain of our indebtedness. The 2009 Credit Agreement includes a $150 million letter of credit sublimit and a $30 million swing loan sublimit. At January 29, 2011, $49.8 million was committed to outstanding letters of credit. The interest rates, pricing and fees under the 2009 Credit Agreement fluctuate based on our debt rating. The 2009 Credit Agreement allows us to select our interest rate for each borrowing from two different interest rate options. The interest rate options are generally derived from the prime rate or LIBOR. We may prepay revolving loans made under the 2009 Credit Agreement. The 2009 Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens and investments, as well as the maintenance of two financial ratios – a leverage ratio and a fixed charge coverage ratio. A violation of any of the covenants could result in a default under the 2009 Credit Agreement that would permit the lenders to restrict our ability to further access the 2009 Credit Agreement for loans and letters of credit and require the immediate repayment of any outstanding loans under the 2009 Credit Agreement. At January 29, 2011, we were in compliance with the covenants of the 2009 Credit Agreement.

Note 4 — Fair Value of Financial Instruments

In connection with our nonqualified deferred compensation plan, we had mutual fund investments of $19.2 million and $16.2 million at January 29, 2011 and January 30, 2010, respectively, which were recorded in other assets. These investments were classified as trading securities and were recorded at their fair value. The fair values of mutual fund investments were Level 1 valuations under the fair value hierarchy because each fund's quoted market value per share was available in an active market.

Included in cash and cash equivalents were amounts on deposit with financial institutions totaling $60.3 million and $123.0 million at January 29, 2011 and January 30, 2010, respectively, stated at cost, which approximates fair value.

At January 29, 2011 and January 30, 2010, cash and cash equivalents carried at fair value was comprised of the following:

	January 29, 2011			
(In thousands)	Total	Level 1	Level 2	Level 3
Money market funds	$ 40,800	$40,800	$ —	$—
Variable rate demand notes	25,000	—	25,000	—
Total	$ 65,800	$40,800	$25,000	$—

	January 30, 2010			
(In thousands)	Total	Level 1	Level 2	Level 3
Money market funds	$ 76,350	$76,350	$ —	$—
Variable rate demand notes	56,152	—	56,152	—
Total	$132,502	$76,350	$56,152	$—

Note 4 — Fair Value of Financial Instruments **(Continued)**

Variable rate demand notes are issued by various corporate, non-profit and governmental entities that are of high credit quality with many being secured by direct-pay letters of credit from a major financial institution. Also, variable rate demand notes can be tendered for sale upon notice (generally no longer than seven days) to the original issuer, at par plus accrued interest.

Note 5 — Leases

Leased property consisted primarily of 1,344 of our retail stores, 0.5 million square feet of warehouse space, and certain transportation equipment, and information technology and other office equipment. Many of the store leases obligate us to pay for our applicable portion of real estate taxes, CAM, and property insurance. Certain store leases provide for contingent rents, have rent escalations, and have tenant allowances or other lease incentives. Many of our leases contain provisions for options to renew or extend the original term for additional periods.

Total rent expense, including real estate taxes, CAM, and property insurance, charged to continuing operations for operating leases consisted of the following:

(In thousands)	2010	2009	2008
Minimum leases	$261,197	$254,054	$236,865
Contingent leases	587	313	491
Total rent expense	$261,784	$254,367	$237,356

Future minimum rental commitments for leases, excluding closed store leases, real estate taxes, CAM, and property insurance, at January 29, 2011, were as follows:

Fiscal Year *(In thousands)*	
2011	$205,552
2012	175,142
2013	142,798
2014	100,466
2015	59,168
Thereafter	68,585
Total leases	$751,711

We have obligations for capital leases for office equipment, included in accrued operating expenses and other liabilities on our consolidated balance sheet. Scheduled payments for all capital leases at January 29, 2011, were as follows:

Fiscal Year *(In thousands)*	
2011	$1,377
2012	629
2013	266
2014	—
2015	—
Thereafter	—
Total lease payments	$2,272
Less amount to discount to present value	(149)
Capital lease obligation per balance sheet	$2,123

Note 6 — Shareholders' Equity

Earnings per Share

There were no adjustments required to be made to weighted-average common shares outstanding for purposes of computing basic and diluted earnings per share and there were no securities outstanding in any year presented, which were excluded from the computation of earnings per share other than antidilutive employee and director stock options and non-vested restricted stock awards. At the end of 2010, 2009, and 2008, stock options outstanding of 0.9 million, 2.9 million, and 2.0 million, respectively, were excluded from the diluted share calculation because their impact was antidilutive. Antidilutive options are excluded from the calculation because they decrease the number of diluted shares outstanding under the treasury stock method. Antidilutive options are generally outstanding options where the exercise price per share is greater than the weighted-average market price per share for our common shares for each period. The number of shares of non-vested restricted stock that were antidilutive, as determined under the treasury stock method, is immaterial for all years presented.

A reconciliation of the number of weighted-average common shares outstanding used in the basic and diluted earnings per share computations is as follows:

(In thousands)	2010	2009	2008
Weighted-average common shares outstanding:			
Basic	77,596	81,619	81,111
Dilutive effect of stock options and restricted common shares	985	1,062	965
Diluted	78,581	82,681	82,076

Share Repurchase Program

In December 2009, our Board of Directors authorized a share repurchase program providing for the repurchase of up to $150.0 million of our common shares. On March 2, 2010, our Board of Directors authorized a $250.0 million increase to our repurchase program bringing the total authorization to $400.0 million (collectively the "2010 Repurchase Program").

On March 10, 2010, we used $150.0 million of the authorization under the 2010 Repurchase Program to execute the ASR which reduced our common shares outstanding by 3.6 million. The ASR called for the total number of shares repurchased thereunder to be determined at final settlement of the transaction based upon the volume-weighted average price of our common shares over a predetermined period. The ASR was scheduled to be completed no later than January 26, 2011, but the counterparty had the option to accelerate the completion date. The counterparty exercised its acceleration option and the ASR settled on December 30, 2010. On settlement, we received approximately 0.9 million additional common shares from the counterparty, bringing the total shares acquired as a result of the ASR to 4.5 million common shares at a weighted average cost of $33.51 per share. Additionally, with the completion of the ASR, the contractual restriction preventing us from declaring a dividend lapsed.

In addition to the ASR, during 2010, we acquired approximately 6.0 million of our outstanding common shares for $192.2 million through opportunistic repurchases under the 2010 Repurchase Program. Our total share repurchases under the 2010 Repurchase Program, including both the ASR and opportunistic repurchases, were 10.5 million of our outstanding common shares for $342.2 million in 2010, at an average purchase price of $32.74.

Our remaining repurchase authorization under the 2010 Repurchase Program was approximately $57.8 million at January 29, 2011, and is available to be utilized to repurchase shares in the open market and/or in privately negotiated transactions at our discretion, subject to market conditions and other factors. Common shares acquired through the 2010 Repurchase Program are held in treasury at cost and are available to meet obligations

Note 6 — Shareholders' Equity **(Continued)**

under equity compensation plans and for general corporate purposes. The 2010 Repurchase Program has no scheduled termination date and will be funded with cash and cash equivalents, cash generated from operations or, if needed, by drawing on our 2009 Credit Agreement.

Note 7 — Share-Based Plans

Our shareholders initially approved our existing equity compensation plan, the Big Lots 2005 Long-Term Incentive Plan ("2005 Incentive Plan") in May 2005, approved an amendment in May 2008, and amended and restated the 2005 Incentive Plan effective May 27, 2010. The 2005 Incentive Plan authorizes the issuance of incentive and nonqualified stock options, restricted stock, restricted stock units, performance units, and stock appreciation rights. We have not issued incentive stock options, restricted stock units, performance units, or stock appreciation rights under the 2005 Incentive Plan. The number of common shares available for issuance under the 2005 Incentive Plan consists of: 1) an initial allocation of 1,250,000 common shares; 2) 2,001,142 common shares, the number of common shares that were available under the predecessor Big Lots, Inc. 1996 Performance Incentive Plan ("1996 Incentive Plan") upon its expiration; 3) 2,100,000 common shares approved by our shareholders in May 2008; and 4) an annual increase equal to 0.75% of the total number of issued common shares (including treasury shares) as of the start of each of our fiscal years during which the 2005 Incentive Plan is in effect. The Compensation Committee of our Board of Directors ("Committee"), which is charged with administering the 2005 Incentive Plan, has the authority to determine the terms of each award. Nonqualified stock options granted to employees under the 2005 Incentive Plan, the exercise price of which may not be less than the fair market value of the underlying common shares on the grant date, generally expire on the earlier of: 1) the seven year term set by the Committee; or 2) one year following termination of employment, death, or disability. The nonqualified stock options generally vest ratably over a four-year period; however, upon a change in control, all awards outstanding automatically vest.

In addition to the 2005 Incentive Plan, we previously maintained the Big Lots Director Stock Option Plan ("Director Stock Option Plan") for non-employee directors. The Director Stock Option Plan was administered by the Committee pursuant to an established formula. Neither the Board of Directors nor the Committee exercised any discretion in administration of the Director Stock Option Plan. Grants were made annually at an exercise price equal to the fair market value of the underlying common shares on the date of grant. The annual grants to each non-employee director of an option to acquire 10,000 of our common shares became fully exercisable over a three-year period: 20% of the shares on the first anniversary, 60% on the second anniversary, and 100% on the third anniversary. Stock options granted to non-employee directors expire on the earlier of: 1) 10 years plus one month; 2) one year following death or disability; or 3) at the end of our next trading window one year following termination. In connection with the amendment to the 2005 Incentive Plan in May 2008, our Board of Directors amended the Director Stock Option Plan so that no additional awards may be made under that plan. Our non-employee directors did not receive any stock options in 2008 or 2009, but did, as discussed below, receive restricted stock awards under the 2005 Incentive Plan.

Share-based compensation expense was $24.6 million, $20.3 million, and $15.5 million in 2010, 2009, and 2008, respectively. We use a binomial model to estimate the fair value of stock options on the grant date. The binomial model takes into account variables such as volatility, dividend yield rate, risk-free rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility is based on historical and current implied volatilities from traded options on our common shares. The dividend yield on our common shares is assumed to be zero since we have not paid dividends and have no current plans to do so in the future. The risk-free rate is based on U.S. Treasury security yields at the time of the grant. The expected life is determined from the binomial model, which incorporates exercise and post-vesting forfeiture assumptions based on analysis of historical data.

Note 7 — Share-Based Plans **(Continued)**

The weighted-average fair value of options granted and assumptions used in the option pricing model for each of the respective periods were as follows:

	2010	2009	2008
Weighted-average fair value of options granted	$13.64	$7.89	$8.74
Risk-free interest rates	2.2%	1.7%	2.2%
Expected life (years)	4.2	4.3	4.3
Expected volatility	45.6%	56.0%	48.8%
Expected annual forfeiture	1.5%	1.5%	3.0%

The following table summarizes information about our stock options outstanding and exercisable at January 29, 2011:

Range of Prices		Options Outstanding			Options Exercisable	
Greater Than	Less Than or Equal to	Options Outstanding	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$ —	$ 10.00	5,000	0.7	$10.00	5,000	$10.00
10.01	20.00	1,371,633	4.2	16.11	704,132	14.83
20.01	30.00	1,229,550	3.8	25.18	553,800	26.85
30.01	40.00	962,500	6.1	35.82	7,500	31.05
$40.01	$ 50.00	10,000	6.2	41.14	—	—
		3,578,683	4.6	$24.59	1,270,432	$20.14

A summary of the annual stock option activity for fiscal years 2008, 2009, and 2010 is as follows:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (000's)
Outstanding at February 2, 2008	4,124,470	$19.20		
Granted	985,000	21.45		
Exercised	(787,712)	13.79		
Forfeited	(361,190)	34.77		
Outstanding at January 31, 2009	3,960,568	19.42		
Granted	967,500	17.62		
Exercised	(361,560)	13.64		
Forfeited	(69,875)	21.80		
Outstanding at January 30, 2010	4,496,633	19.46		
Granted	997,500	35.92		
Exercised	(1,807,850)	17.98		
Forfeited	(107,600)	26.10		
Outstanding at January 29, 2011	3,578,683	$24.59	4.6	$29,827
Vested and expected to vest at January 29, 2011	3,477,441	$24.54	4.6	$29,121
Exercisable at January 29, 2011	1,270,432	$20.14	3.5	$14,834

*Note 7 — **Share-Based Plans*** **(Continued)**

The number of stock options expected to vest was based on our annual forfeiture rate assumption.

A summary of the nonvested restricted stock activity for fiscal years 2008, 2009, and 2010 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding restricted stock awards at February 2, 2008	320,900	$28.72
Granted	408,000	21.84
Vested	(1,800)	26.43
Forfeited	(10,825)	28.76
Outstanding restricted stock awards at January 31, 2009	716,275	24.81
Granted	471,688	17.91
Vested	(327,675)	28.85
Forfeited	(10,800)	20.50
Outstanding restricted stock awards at January 30, 2010	849,488	19.48
Granted	507,684	35.88
Vested	(847,688)	19.46
Forfeited	(5,700)	33.44
Outstanding restricted stock awards at January 29, 2011	503,784	$35.88

The nonvested restricted stock awards granted to employees in 2010 (other than to Mr. Fishman), 2009, and 2008 vest if certain financial performance objectives are achieved. If we meet a threshold financial performance objective and the grantee remains employed by us, the restricted stock will vest on the opening of our first trading window five years after the grant date of the award. If we meet a higher financial performance objective and the grantee remains employed by us, the restricted stock will vest on the first trading day after we file our Annual Report on Form 10-K with the SEC for the fiscal year in which the higher objective is met. The nonvested restricted stock award granted to Mr. Fishman in 2010 vests if we achieve a corporate financial goal for 2010 and he is employed by us on the anniversary of the grant date of the award. If either of the conditions is not achieved, the restricted stock award is forfeited. If both of the conditions are achieved, Mr. Fishman's 2010 restricted stock will vest after we file this Form 10-K with the SEC.

On the grant date of the 2008 awards, we estimated a three-year period for vesting based on the assumed achievement of the higher financial performance objective. In the second fiscal quarter of 2008, we changed the estimated achievement date for the higher financial performance objective from three years to two years due to better operating results than initially anticipated, resulting in $0.8 million of incremental expense in 2008. In the fourth fiscal quarter of 2008, we changed the estimated achievement date for the higher financial performance objective from two years to three years due to our declining net sales results which were in part due to the general economic conditions in the United States. In the third fiscal quarter of 2009, we changed the estimated achievement date for the higher financial performance objective for the restricted stock awards granted during 2008 from three years to two years. Based on our 2009 results, we achieved the higher financial performance objective for restricted stock awards granted in 2008, and accordingly these awards vested on the trading date following the filing of the 2009 Form 10-K. As a result of this change, we recorded incremental expense of $0.5 million and $1.3 million in the third and fourth fiscal quarters of 2009, respectively, and $0.7 million in the first fiscal quarter of 2010.

Note 7 — Share-Based Plans **(Continued)**

On the grant date of the 2009 awards, we estimated a three-year period for vesting based on the assumed achievement of the higher financial performance objective. In the third fiscal quarter of 2009, we changed the estimated achievement date for the higher financial performance objective from three years to two years due to better operating results than initially anticipated, resulting in $0.1 million of incremental expense in the third fiscal quarter of 2009. In the fourth fiscal quarter of 2009, we changed the estimated achievement date for the higher financial performance objective from two years to one year due to better operating results than initially anticipated, and accordingly these awards vested on the trading date following the filing of the 2009 Form 10-K. As a result of this change, we recorded incremental expense of $3.2 million in the fourth fiscal quarter of 2009 and $1.8 million in the first fiscal quarter of 2010.

On the grant date of the 2010 awards, we estimated a two-year period for vesting based on the assumed achievement of the higher financial performance objective. Based on projected results, we continue to utilize our original estimate of a two-year period for vesting.

In 2010, we granted to each of the non-employee members of our Board of Directors restricted stock awards having a fair value on the grant date of approximately $95,000. In 2009 and 2008, we granted to each of the non-employee members of our Board of Directors restricted stock awards having a fair value on the grant date of approximately $75,000. These awards vest on the earlier of 1) the trading day immediately preceding the next annual meeting of our shareholders; or 2) the death or disability of the grantee. However, the restricted stock award will not vest if the non-employee director ceases to serve on our Board of Directors before either vesting event occurs.

During 2010, 2009, and 2008, the following activity occurred under our share-based compensation plans:

(In thousands)	2010	2009	2008
Total intrinsic value of stock options exercised	$32,537	$5,079	$13,510
Total fair value of restricted stock vested	$31,150	$6,954	$ 37

The total unearned compensation cost related to share-based awards outstanding at January 29, 2011, was approximately $22.1 million. This compensation cost is expected to be recognized through December 2014 based on existing vesting terms with the weighted average remaining expense recognition period being approximately 1.5 years from January 29, 2011.

Note 8 — Employee Benefit Plans

Pension Benefits

We maintain the Pension Plan and Supplemental Pension Plan covering certain employees whose hire date was on or before April 1, 1994. Benefits under each plan are based on credited years of service and the employee's compensation during the last five years of employment. The Supplemental Pension Plan is maintained for certain highly compensated executives whose benefits were frozen in the Pension Plan in 1996. The Supplemental Pension Plan is designed to pay benefits in the same amount as if the participants continued to accrue benefits under the Pension Plan. We have no obligation to fund the Supplemental Pension Plan, and all assets and amounts payable under the Supplemental Pension Plan are subject to the claims of our general creditors.

Note 8 — Employee Benefit Plans **(Continued)**

The components of net periodic pension expense were comprised of the following:

(In thousands)	2010	2009	2008
Service cost — benefits earned in the period	$ 2,433	$ 2,261	$ 2,438
Interest cost on projected benefit obligation	3,254	3,726	3,332
Expected investment return on plan assets	(4,249)	(3,172)	(3,963)
Amortization of prior service cost	(34)	(34)	(34)
Amortization of transition obligation	13	13	13
Amortization of actuarial loss	2,217	2,691	824
Settlement loss	1,785	175	—
Net periodic pension expense	$ 5,419	$ 5,660	$ 2,610

In 2010 and 2009, we incurred pretax non-cash settlement charges of $1.8 million and $0.2 million, respectively. The settlement charges were caused by lump sum benefit payments made to plan participants in excess of combined annual service cost and interest cost for each year.

Weighted-average assumptions used to determine net periodic pension expense were:

	2010	2009	2008
Discount rate	5.7%	7.3%	6.5%
Rate of increase in compensation levels	3.5%	3.5%	3.5%
Expected long-term rate of return	8.0%	8.0%	8.5%
Measurement date for plan assets and benefit obligations	01/30/10	01/31/09	12/31/07

Weighted-average assumptions used to determine benefit obligations were:

	2010	2009
Discount rate	5.7%	5.7%
Rate of increase in compensation levels	3.9%	3.5%
Measurement date for plan assets and benefit obligations	01/29/11	01/30/10

***Note 8 — Employee Benefit Plans* (Continued)**

The following schedule provides a reconciliation of projected benefit obligations, plan assets, funded status, and amounts recognized for the Pension Plan and Supplemental Pension Plan at January 29, 2011 and January 30, 2010:

(In thousands)	January 29, 2011	January 30, 2010
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$59,526	$53,600
Service cost	2,433	2,261
Interest cost	3,254	3,726
Benefits and settlements paid	(7,135)	(6,165)
Actuarial loss (gain)	4,476	6,104
Projected benefit obligation at end of year	$62,554	$59,526
Change in plan assets:		
Fair market value at beginning of year	$56,865	$42,297
Actual return on plan assets	9,153	9,979
Employer contributions	1,093	10,754
Benefits and settlements paid	(7,135)	(6,165)
Fair market value at end of year	$59,976	$56,865
Under funded and net amount recognized	$ (2,578)	$ (2,661)
Amounts recognized in the consolidated balance sheets consist of:		
Noncurrent assets	$ 3,884	$ 3,383
Current liabilities	(623)	(383)
Noncurrent liabilities	(5,839)	(5,661)
Net amount recognized	$ (2,578)	$ (2,661)

The following are components of accumulated other comprehensive income and, as such, are not yet reflected in net periodic pension expense:

(In thousands)	2010	2009
Unrecognized transition obligation	$ (39)	$ (52)
Unrecognized past service credit	159	193
Unrecognized actuarial loss	(17,476)	(21,906)
Accumulated other comprehensive loss, pretax	$(17,356)	$(21,765)

We expect to reclassify $1.4 million of the actuarial loss along with immaterial amounts of transition obligation and past service credit into net periodic pension expense during 2011.

The following table sets forth certain information for the Pension Plan and the Supplemental Pension Plan at January 29, 2011 and January 30, 2010:

	Pension Plan		Supplemental Pension Plan	
(In thousands)	January 29, 2011	January 30, 2010	January 29, 2011	January 30, 2010
Projected benefit obligation	$56,092	$53,482	$6,462	$6,044
Accumulated benefit obligation	49,127	47,851	4,750	4,622
Fair market value of plan assets	$59,976	$56,865	$ —	$ —

Note 8 — Employee Benefit Plans **(Continued)**

We elected not to make a discretionary contribution to the Pension Plan in 2010, while we elected to make $10.0 million of discretionary contributions to the Pension Plan in 2009 to increase the funded level. Our funding policy of the Pension Plan is to make annual contributions based on advice from our actuaries and the evaluation of our cash position, but not less than the minimum required by applicable regulations. Currently, we expect no required contributions to the Pension Plan during 2011, however discretionary contributions could be made depending upon further analysis.

Using the same assumptions as those used to measure our benefit obligations, the Pension Plan and the Supplemental Pension Plan benefits expected to be paid in each of the following fiscal years are as follows:

Fiscal Year	
(In thousands)	
2011	$ 5,715
2012	6,131
2013	5,877
2014	5,945
2015	6,146
2016 — 2020	$ 29,883

Our overall investment strategy is to maximize income and capital appreciation while also protecting the funded status of the Pension Plan. In order to determine the appropriate asset allocation and investment strategy, an actuarial review of the plan's expected future distributions is completed. Based upon this review, an allocation to cash and fixed income is determined based upon the present value of near and mid-term estimated distributions. The remainder of the assets are allocated toward longer term growth and invested primarily in the equity markets. Changing market cycles require flexibility in asset allocation to allow movement of capital within the asset classes for purposes of increasing investment return and/or reducing risk. Accordingly, the targeted allocation ranges for plan assets are 39% - 64% equity securities, 23% - 61% fixed income securities, and up to 38% cash and cash equivalents. The actual portfolio weightings may differ from targeted ranges due to market appreciation or depreciation but will be re-balanced annually at a minimum. All assets must have readily ascertainable market values and be easily marketable.

Equity securities primarily include investments in companies of various sizes from diverse industries. Investments in mutual funds are managed under and in tandem with the same investment objectives as individual equity securities and consist of diverse funds focused on sub-categories including, but not limited to, company size, investment strategies such as value, growth and blends, international versus domestic and specific industry exposures. As permitted by our pension investment policy, equity securities may include our common shares. At January 29, 2011 and January 30, 2010, the Pension Plan owned 1,081 and 961 of our common shares, respectively.

Fixed income securities include investments in corporate bonds of companies from diversified industries, mortgage-backed securities, and obligations of the U.S. Treasury or agencies. Fixed income investments of a single issuer (with the exception of the U.S. Government or agencies) must not exceed 10% of the total fixed income portfolio. The aggregate credit quality of the fixed income portfolio must always be at a rating of Aa or higher. Cash reserves must be invested in interest bearing securities and must be instantly saleable.

The investment managers have the discretion to invest within sub-classes of assets, such as those noted above as well as manage duration exposure as they feel appropriate given current or expected market conditions. They additionally have the authority to invest in financial futures contracts and financial options contracts for the purposes of implementing hedging strategies. There were no futures contracts owned by the Pension Plan at January 29, 2011 or January 30, 2010. The return expectation is to outperform a benchmark constructed in a manner that reflects the portfolio's risk and return objectives. Currently that benchmark is made up of the Morningstar Average Asset Allocation Fund and the following indices: Barclay's Intermediate Aggregate, S&P 500 Index, Russell 1000, Russell 2000, MSCI EAFE, and Wilshire REIT. Investment results are compared to market performance metrics on a quarterly basis.

Note 8 — Employee Benefit Plans **(Continued)**

The fair value of our Pension Plan assets at January 29, 2011 and January 30, 2010 by asset category was comprised of the following:

(In thousands)	January 29, 2011				January 30, 2010			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash and Cash Equivalents	$ 1,328	$ 1,328	$ —	$ —	$ 6,620	$ 6,620	$ —	$ —
Equity Securities								
Consumer Discretionary	645	645	—	—	703	703	—	—
Consumer Staples	156	156	—	—	115	115	—	—
Energy	249	249	—	—	104	104	—	—
Financial	399	399	—	—	380	380	—	—
Health Care	172	172	—	—	139	139	—	—
Industrials	550	550	—	—	264	264	—	—
Information Technology	565	565	—	—	421	421	—	—
Materials	235	235	—	—	313	313	—	—
Telecommunication Services	73	73	—	—	75	75	—	—
Utilities	305	305	—	—	214	214	—	—
Mutual Funds (a)								
Diversified Emerging Markets	2,641	2,641	—	—	1,214	1,214	—	—
Inflation-Protected Bond	—	—	—	—	51	51	—	—
Intermediate-Term Bond	—	—	—	—	307	307	—	—
International Large Blend	2,824	2,824	—	—	2,494	2,494	—	—
International Large Value	—	—	—	—	1	1	—	—
Large Blend	7,797	7,797	—	—	10,290	10,290	—	—
Large Growth	5,857	5,857	—	—	2,189	2,189	—	—
Large Value	4,731	4,731	—	—	3,643	3,643	—	—
Long-Term Bond	—	—	—	—	187	187	—	—
Mid-Cap Blend	—	—	—	—	2,456	2,456	—	—
Mid-Cap Growth	2,920	2,920	—	—	—	—	—	—
Mid-Cap Value	1,942	1,942	—	—	1,629	1,629	—	—
Real Estate	3,410	3,410	—	—	2,521	2,521	—	—
Short-Term Bond	—	—	—	—	301	301	—	—
Short-Term Government	—	—	—	—	151	151	—	—
Small Blend	5,466	5,466	—	—	2,495	2,495	—	—
Small Value	—	—	—	—	864	864	—	—
Small-Cap Blend	—	—	—	—	949	949	—	—
World Allocation	—	—	—	—	985	985	—	—
Fixed Income Securities								
U.S. Government	8,774	3,264	5,510	—	7,744	1,602	6,142	—
Corporate (b)	8,937	—	8,937	—	7,046	—	7,046	—
Total	$59,976	$45,529	$14,447	$ —	$56,865	$43,677	$13,188	$ —

(a) Mutual funds are listed by their respective investment strategy as classified by Morningstar Inc.

(b) This category represents investment grade bonds of corporate issuers from diverse industries.

Note 8 — Employee Benefit Plans (Continued)

Savings Plans

We have a savings plan with a 401(k) deferral feature and a nonqualified deferred compensation plan with a similar deferral feature for eligible employees. We contribute a matching percentage of employee contributions. Our matching contributions are subject to Internal Revenue Service ("IRS") regulations. For 2010, 2009, and 2008, we expensed $5.6 million, $5.6 million, and $5.4 million, respectively, related to our matching contributions. In connection with our nonqualified deferred compensation plan, we had liabilities of $20.2 million and $17.1 million at January 29, 2011 and January 30, 2010, respectively.

Note 9 — Income Taxes

The provision for income taxes from continuing operations was comprised of the following:

(In thousands)	2010	2009	2008
Federal — current	$ 95,124	$ 91,083	$71,619
State and local — current	17,326	11,890	9,771
Federal — deferred	20,876	15,176	10,189
State and local — deferred	(489)	3,826	3,329
Income tax provision	$ 132,837	$ 121,975	$94,908

Net deferred tax assets fluctuated by items that are not reflected in deferred expense above. The fluctuations in net deferred tax assets related to discontinued operations deferred income tax expense were $0.1 million decrease, $0.5 million increase, and $2.0 million increase for 2010, 2009, and 2008, respectively. Fluctuations related principally to pension–related charges recorded in accumulated other comprehensive income were $1.7 million decrease, $1.4 million decrease, and $5.8 million increase for 2010, 2009, and 2008, respectively.

Reconciliation between the statutory federal income tax rate and the effective income tax rate was as follows:

	2010	2009	2008
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:			
State and local income taxes, net of federal tax benefit	3.1	3.2	3.4
Work opportunity tax and other employment tax credits	(0.3)	(0.5)	(0.6)
Net benefit recognized for prior year tax uncertainties	(0.3)	0.0	(0.2)
Valuation allowance	—	(0.4)	0.4
Other, net	(0.1)	0.4	—
Effective income tax rate	37.4%	37.7%	38.0%

Income tax payments and refunds were as follows:

(In thousands)	2010	2009	2008
Income taxes paid	$ 100,973	$ 105,961	$92,433
Income taxes refunded	(837)	(694)	(3,324)
Net income taxes paid	$ 100,136	$ 105,267	$89,109

Note 9 — Income Taxes **(Continued)**

Deferred taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax, including income tax uncertainties. Significant components of our deferred tax assets and liabilities were as follows:

(In thousands)	January 29, 2011	January 30, 2010
Deferred tax assets:		
Compensation related	$ 29,663	$ 29,770
Workers' compensation and other insurance reserves	28,437	27,903
Uniform inventory capitalization	21,702	20,989
Depreciation and fixed asset basis differences	19,862	21,552
Accrued rent	17,755	11,549
Accrued state taxes	8,327	8,374
State tax credits, net of federal tax benefit	2,830	527
Accrued operating liabilities	1,721	2,684
State tax net operating losses, net of federal tax benefit	1,171	1,046
Pension plans	1,049	1,034
KB store lease and other discontinued operations contingencies	1,409	1,899
Other	23,008	21,212
Valuation allowances — primarily unrealized state tax credits	(1,382)	—
Total deferred tax assets	155,552	148,539
Deferred tax liabilities:		
Accelerated depreciation and fixed asset basis differences	58,693	39,567
Lease construction reimbursements	12,701	11,339
Compensation related	8,101	—
Prepaid expenses	5,699	5,409
Other	13,440	13,076
Total deferred tax liabilities	98,634	69,391
Net deferred tax assets	$ 56,918	$ 79,148

Net deferred tax assets are shown separately on our consolidated balance sheets as current and non-current deferred income taxes. The following table summarizes net deferred income tax assets from the consolidated balance sheets:

(In thousands)	January 29, 2011	January 30, 2010
Current deferred income taxes	$50,252	$51,012
Noncurrent deferred income taxes	6,666	28,136
Net deferred tax assets	$56,918	$79,148

We have the following income tax loss and credit carryforwards at January 29, 2011 (amounts are shown net of tax excluding the federal income tax effect of the state and local items):

(In thousands)		
State and local:		
State net operating loss carryforwards	$ 1,877	Expires fiscal years 2014 through 2025
California enterprise zone credits	4,063	No expiration date
Texas business loss credits	292	Expires fiscal years through 2025
Total income tax loss and credit carryforwards	$ 6,232	

Note 9 — Income Taxes (Continued)

Income taxes payable on our consolidated balance sheets have been reduced by the tax benefits primarily associated with share-based compensation. We receive an income tax deduction upon the exercise of non-qualified stock options and the vesting of restricted stock. Tax benefits of $13.8 million, $0.6 million, and $4.6 million in 2010, 2009, and 2008, respectively, were credited directly to shareholders' equity related to share-based compensation deductions in excess of expense recognized for these awards.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for 2010, 2009, and 2008:

(In thousands)	2010	2009	2008
Unrecognized tax benefits — opening balance	$35,824	$ 34,729	$37,158
Gross increases — tax positions in current year	1,127	11,757	9,094
Gross increases — tax positions in prior period	1,237	5,556	1,611
Gross decreases — tax positions in prior period	(1,190)	(4,101)	(4,617)
Settlements	(9,121)	(11,944)	(7,147)
Lapse of statute of limitations	(627)	(173)	(1,370)
Unrecognized tax benefits — end of year	$27,250	$ 35,824	$34,729

At the end of 2010 and 2009, the total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is $20.1 million and $19.8 million, respectively, after considering the federal tax benefit of state and local income taxes of $5.3 million and $5.2 million respectively. Unrecognized tax benefits of $1.9 million and $10.8 million, respectively, relate to tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The uncertain timing items could result in the acceleration of the payment of cash to the taxing authority to an earlier period. Included in the $27.3 million in 2010 is $9.1 million of unrecognized tax benefits primarily related to our claims for welfare to work and work opportunity tax credits. Due to a recent unfavorable U.S. Court of Appeals for the Federal Circuit decision against a similarly situated taxpayer, we expect the rights with respect to our claims with the Internal Revenue Service to lapse; however, because these tax benefits were unrecognized, the lapse will have no effect on income tax expense.

We recognized an expense (benefit) associated with interest and penalties on unrecognized tax benefits of approximately $(1.9) million, $(0.5) million, and $0.8 million during 2010, 2009, and 2008, respectively, as a component of income tax expense. The amount of accrued interest and penalties recorded in the accompanying consolidated balance sheets at the end of 2010 and 2009 was $6.4 million and $8.3 million, respectively.

We are subject to U.S. federal income tax as well as income tax of multiple state and local jurisdictions. The statute of limitations for assessments on our federal income tax returns for periods prior to 2007 has lapsed. In addition, the state income tax returns filed by us are subject to examination generally for periods beginning with 2007, although state income tax carryforward attributes generated prior to 2007 may still be adjusted upon examination. We have various state returns in the process of examination or administrative appeal.

We have estimated the reasonably possible expected net change in unrecognized tax benefits through January 29, 2011 based on 1) anticipated positions to be taken in the next 12 months, 2) expected cash and non-cash settlements, and 3) lapses of the applicable statutes of limitations of unrecognized tax benefits. The estimated reasonably possible net decrease in unrecognized tax benefits for the next 12 months is approximately $16 million. Actual results may differ materially from this estimate.

Note 10 — Commitments, Contingencies and Legal Proceedings

In November 2004, a civil collective action complaint was filed against us in the United States District Court for the Eastern District of Louisiana, alleging that we violated the Fair Labor Standards Act by misclassifying assistant store managers as exempt employees ("Louisiana matter"). The plaintiffs sought to recover, on behalf of themselves and all other individuals who are similarly situated, alleged unpaid overtime compensation, as well as liquidated damages, attorneys' fees and costs. On July 5, 2005, the Court issued an order conditionally certifying a class of all then-current and former assistant store managers who worked for us since November 23, 2001. As a result of that order, notice of the lawsuit was sent to approximately 5,500 individuals who had the right to opt-in to the Louisiana matter. Approximately 1,100 individuals opted to join the Louisiana matter. We filed a motion to decertify the class and the motion was denied on August 24, 2007. The trial began on May 7, 2008 and concluded on May 15, 2008. On June 20, 2008, the Court issued an order decertifying the action and dismissed, without prejudice, the claims of the opt-in plaintiffs. After this ruling, four plaintiffs remained before the Court. On January 26, 2009, three of the plaintiffs presented their respective cases before the Court. Since then, the claims of one of the plaintiffs in the January 2009 action and the fourth plaintiff (who did not participate in the January 2009 action) were dismissed with prejudice. On April 2, 2009, the Court awarded the two remaining plaintiffs an aggregate amount of approximately $0.1 million plus attorneys' fees and costs, which, on June 25, 2009, were determined to be $0.4 million. We appealed both of these decisions. Subsequent to the Court's April 2, 2009 decision, approximately 172 of the opt-in plaintiffs filed individual actions in the Court. On August 13, 2009, we filed a writ of mandamus challenging the Court's jurisdiction to hear these cases. This writ was denied on October 20, 2009. On January 12, 2010, the Louisiana matter was preliminarily settled for $4.0 million, and on June 29, 2010, the Court conditionally approved the settlement. Following additional administrative processing, all settled cases will be dismissed with prejudice. As of August 24, 2010, we had received executed releases from all but one of the 172 plaintiffs. Unless and until an executed release is received, that plaintiff's case will not be dismissed and we will not pay a settlement amount to that plaintiff.

In June 2010, a civil collective action complaint was filed against us in the United States District Court for the Northern District of Illinois, alleging that we violated the Fair Labor Standards Act by misclassifying assistant store managers as exempt employees ("Gromek matter"). The plaintiffs sought to recover, on behalf of themselves and all other individuals who were similarly situated, alleged unpaid overtime compensation, as well as liquidated damages, interest, attorneys' fees and costs. We answered the plaintiffs' complaint on August 12, 2010. On October 15, 2010, the plaintiffs filed a motion requesting that the Court 1) conditionally certify a class of then-current and former assistant store managers employed during the prior three years, excluding those employed in California or New York, and 2) authorize the plaintiffs to send a notice of this lawsuit to those putative class members to allow them to join this lawsuit. We have opposed the plaintiffs' motion. On December 17, 2010, the Court denied the plaintiffs' motion. On February 11, 2011, we filed a motion to sever the plaintiffs' claims and transfer those claims to various venues around the country. On February 22, 2011, the Court denied our motion without prejudice and granted limited discovery. We are in the preliminary stages of discovery. The Gromek matter is similar in nature to the Louisiana matter. We cannot make a determination as to the probability of a loss contingency resulting from the Gromek matter or the estimated range of possible loss, if any. We intend to vigorously defend ourselves against the allegations levied in this lawsuit; however, the ultimate resolution of this matter could have a material adverse effect on our financial condition, results of operations, and liquidity.

In April 2009, a civil collective action complaint was filed against us in the United States District Court for the Western District of New York, alleging that we violated the Fair Labor Standards Act by misclassifying assistant store managers as exempt employees ("New York matter"). In addition, the plaintiff seeks class action treatment under New York law relating to those assistant store managers working in the State of New York. The plaintiff seeks to recover, on behalf of himself and all other individuals who are similarly situated, alleged unpaid overtime compensation, as well as liquidated damages, attorneys' fees and costs. On January 21, 2010, a stipulation was filed and order rendered limiting this action to current and former assistant store managers working in our New York stores. On March 2, 2010, plaintiff filed a motion for conditional class certification

Note 10 — Commitments, Contingencies and Legal Proceedings **(Continued)**

under federal law, class certification under state law and class notice. On May 14, we filed a memorandum in opposition to plaintiff's motion. On January 20, 2011, the Magistrate Judge issued a recommendation that the Court deny the plaintiff's motion. The plaintiff objected the Magistrate Judge's recommendation, we responded in opposition to the plaintiff's objection, and we await the Court's ruling. We intend to vigorously defend ourselves against the allegations levied in this lawsuit. We cannot make a determination as to the probability of a loss contingency resulting from this lawsuit or the estimated range of possible loss, if any; however, we currently believe that such claims asserted in the New York matter, both individually and in the aggregate, will be resolved without a material adverse effect on our financial condition, results of operations, or liquidity.

In September 2006, a class action complaint was filed against us in the Superior Court of California, Los Angeles County, alleging that we violated certain California wage and hour laws by misclassifying California store managers as exempt employees ("Seals matter"). The plaintiffs seek to recover, on their own behalf and on behalf of all other individuals who are similarly situated, damages for alleged unpaid overtime, unpaid minimum wages, wages not paid upon termination, improper wage statements, missed rest breaks, missed meal periods, reimbursement of expenses, loss of unused vacation time, and attorneys' fees and costs. On October 29, 2009, the Court denied, with prejudice, plaintiffs' class certification motion. On January 21, 2010, the plaintiffs filed a Notice of Appeal, and the parties will have an opportunity to brief their respective positions in the coming months. On December 2, 2010, the California Court of Appeals notified the parties that the case was fully briefed and that a hearing for oral argument will be scheduled. We cannot make a determination as to the probability of a loss contingency resulting from this lawsuit or the estimated range of possible loss, if any. We intend to vigorously defend ourselves against the allegations levied in this lawsuit; however, the ultimate resolution of this matter could have a material adverse effect on our financial condition, results of operations, and liquidity.

In April 2010, a class action complaint was filed against us in the Superior Court of California, Los Angeles County, alleging that we violated certain California wage and hour laws by misclassifying California store managers as exempt employees ("Avitia matter"). The plaintiffs seek to recover damages for alleged unpaid wages and overtime, untimely paid wages at separation, improper wage statements, and attorneys' fees and costs. In August 2010, the five plaintiffs named in the original complaint, which sought to recover damages on their own behalf and on behalf of all other individuals who were similarly situated, filed an amended complaint that removed the class and representative allegations and asserted only individual actions. We have answered the amended complaint and are in the preliminary stages of discovery. The Avitia matter is related to and overlaps the Seals matter. We cannot make a determination as to the probability of a loss contingency resulting from the Avitia matter or the estimated range of possible loss, if any. We intend to vigorously defend ourselves against the allegations levied in this lawsuit; however, we currently believe the Avitia matter will be resolved without a material adverse effect on our financial condition, results of operations, and liquidity.

In February 2008, three alleged class action complaints were filed against us by a California resident (the "Caron matters"). The first was filed in the Superior Court of California, Orange County. This action is similar in nature to the Seals matter, which enabled us to successfully coordinate this matter with the Seals matter in the Superior Court of California, Los Angeles County. The second and third matters, filed in the United States District Court, Central District of California, and the Superior Court of California, Riverside County, respectively, allege that we violated certain California wage and hour laws for missed meal and rest periods and other wage and hour claims. The plaintiffs seek to recover, on their own behalf and on behalf of a California statewide class consisting of all other individuals who are similarly situated, damages resulting from improper wage statements, missed rest breaks, missed meal periods, non-payment of wages at termination, reimbursement of expenses, loss of unused vacation time, and attorneys' fees and costs. We believed these two matters overlapped and we successfully consolidated the two cases before the United States District Court, Central District of California. We believe the remaining allegations also overlap some portion of the claims released through the class action settlement in the Espinosa matter, which was settled in 2008. On

Note 10 — Commitments, Contingencies and Legal Proceedings **(Continued)**

August 25, 2009, the Court denied, without prejudice, the plaintiffs' class certification motion. On April 21, 2010, the Court granted, with prejudice, our motion to deny class certification. Accordingly, the claims of one plaintiff remain before the Court. We cannot make a determination as to the probability of a loss contingency resulting from the Caron matters or the estimated range of possible loss, if any. We intend to vigorously defend ourselves against the allegations levied in these lawsuits; however, the ultimate resolution of these matters could have a material adverse effect on our financial condition, results of operations, and liquidity.

In June 2010, a representative enforcement action was filed against us in the Superior Court of California, Alameda County, alleging that we violated certain California wage and hour laws for missed meal and rest periods and other wage and hour claims ("Sample matter"). The plaintiff seeks to recover, on her behalf and on behalf of a California statewide class consisting of all other individuals who are similarly situated, damages resulting from allegedly unpaid overtime, unpaid meal period premiums, unpaid rest period premiums, unpaid business expenses, non-payment of wages at termination, untimely payment of wages, noncompliant wage statements, failure to providing seating, and attorneys' fees and costs. In July 2010, we answered the plaintiff's complaint and filed a notice of removal to the United States District Court, Northern District of California. On August 25, 2010, the plaintiff filed a motion requesting that the United States District Court, Northern District of California remand this lawsuit to the Superior Court of California, Alameda County. We have opposed the plaintiff's motion to remand. On November 30, 2010, the United States District Court, Northern District of California granted the plaintiff's motion to remand the Sample matter to the Superior Court of California, Alameda County. We are in the preliminary stages of discovery. The Sample matter is similar in nature to the actions comprising the Caron matters. We cannot make a determination as to the probability of a loss contingency resulting from the Sample matter or the estimated range of possible loss, if any. We intend to vigorously defend ourselves against the allegations levied in this lawsuit; however, the ultimate resolution of this matter could have a material adverse effect on our financial condition, results of operations, and liquidity.

In 1998, an action was filed against us in the District Court, 224th Judicial District, in Bexar County, Texas ("State Court") by a plaintiff claiming she was injured when she fell in one of our stores ("Rivera matter"). The Rivera matter was removed to the United States District Court for the Western District of Texas ("Federal Court") and the claim was fully litigated. Ultimately, the Federal Court granted summary judgment in our favor in January 2000. The plaintiff re-filed the same complaint in April 2000 in the State Court and then obtained a default judgment against us on June 20, 2000 in the amount of approximately $1.5 million plus post-judgment interest, which brings the total claim against us to approximately $3.4 million. No effort was made to collect on this judgment by the plaintiff until February 2009, when we were served with a writ of execution of judgment. We have filed a petition for a bill of review with the State Court. Since that time, the Federal Court issued an order reflecting that the January 2000 order was a summary judgment with prejudice in our favor. Notwithstanding the Federal Court's order, the State Court rendered a summary judgment decision in the plaintiff's favor. We appealed the State Court's decision and asked the Federal Court to issue an injunction against the State Court's proceedings. Oral arguments in the appeal of the State Court's decision were heard on June 22, 2010. On November 3, 2010, the Fourth Court of Appeals District of Texas affirmed the state court ruling. On March 25, 2010, the Federal Court denied our motion for an injunction and denied the plaintiff's motion to reconsider the Federal Court's order confirming that it granted summary judgment with prejudice. On April 6, 2010, the plaintiff appealed the Federal Court's ruling to the U.S. Court of Appeals for the Fifth Circuit. Briefing has been completed for the Federal Court appeal and oral arguments have been scheduled for late April 2011. On November 3, 2010, the Texas Court of Appeals affirmed the State Court's decision. On December 17, 2010, we filed a petition for review with the Texas Supreme Court. We cannot make a determination as to the probability of a loss contingency resulting from the Rivera matter; however, we currently believe that the Rivera matter will be resolved without a material adverse effect on our financial condition, results of operations, or liquidity.

Note 10 — Commitments, Contingencies and Legal Proceedings **(Continued)**

We are involved in other legal actions and claims, including various additional employment-related matters, arising in the ordinary course of business. We currently believe that such actions and claims, both individually and in the aggregate, will be resolved without a material adverse effect on our financial condition, results of operations, or liquidity. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material adverse effect on our financial condition, results of operations, and liquidity.

For a discussion of discontinued operations, including KB Toys matters, see note 11 to our accompanying consolidated financial statements.

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is paid by employees, and we have purchased stop-loss coverage in order to limit significant exposure in these areas. Accrued insurance liabilities are actuarially determined based on claims filed and estimates of claims incurred but not reported.

We have purchase obligations for outstanding purchase orders for merchandise issued in the ordinary course of our business that are valued at $470.3 million, the entirety of which represents obligations due within one year of January 29, 2011. In addition, we have a purchase commitment for future inventory purchases totaling $108.8 million at January 29, 2011. We paid $29.7 million, 28.9 million, and $31.5 million related to this commitment during 2010, 2009, and 2008, respectively. We are not required to meet any periodic minimum purchase requirements under this commitment. The term of the commitment extends until the purchase requirement is satisfied. We have additional purchase obligations in the amount of $291.6 million primarily related to distribution and transportation, information technology, print advertising, energy procurement, and other store security, supply, and maintenance commitments.

Note 11 — Discontinued Operations

Our discontinued operations for 2010, 2009, and 2008, were comprised of the following:

(In thousands)	2010	2009	2008
Closed stores	$ 81	$ (48)	$ (439)
KB Toys matters	(118)	(1,609)	(4,928)
Total income (loss) from discontinued operations, pretax	$ (37)	$(1,657)	$(5,367)

Closed Stores

In 2005, we determined that the results of 130 stores closed in 2005 should be reported as discontinued operations for all periods presented. For 2010, 2009, and 2008, the closed stores' operating income (loss) is comprised of exit-related costs, utilities, and security expenses on leased properties with remaining terms and accretion on the lease termination obligations of less than $0.1 million, $0.1 million, and $0.1 million, respectively. At fiscal yearend 2010, we had no accrued exit-related liabilities, as there were no remaining lease obligations related to the 130 stores. At fiscal yearend 2009 and 2008, we had accrued exit-related liabilities of $0.5 million and $0.9 million, respectively, as a result of the 130 store closures in 2005. The decrease in liabilities is due to payments of the exit-related amounts. Included in payments is sublease income of less than $0.1 million, $0.2 million, and $0.3 million in 2010, 2009, and 2008, respectively.

KB Toys Matters

We acquired the KB Toys business from Melville Corporation (now known as CVS New York, Inc., and together with its subsidiaries "CVS") in May 1996. As part of that acquisition, we provided, among other things, an indemnity to CVS with respect to any losses resulting from KB Toys' failure to pay all monies due

Note 11 — Discontinued Operations **(Continued)**

and owing under any KB Toys lease or mortgage obligation. While we controlled the KB Toys business, we provided guarantees with respect to a limited number of additional KB Toys store leases. We sold the KB Toys business to KB Acquisition Corp. ("KBAC"), an affiliate of Bain Capital, pursuant to a Stock Purchase Agreement. KBAC similarly agreed to indemnify us with respect to all lease and mortgage obligations. These guarantee and lease obligations are collectively referred to as the "KB Lease Obligations."

On January 14, 2004, KBAC and certain affiliated entities (collectively referred to as "KB-I") filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. In connection with the 2004 bankruptcy, KB-I rejected 226 store leases and two distribution center leases for which we believed we may have guarantee or indemnification obligations (collectively referred to as the "KB-I Bankruptcy Lease Obligations"). We recorded pretax charges for estimated KB-I Bankruptcy Lease Obligations in loss from discontinued operations of $18.1 million in years prior to 2007. We based this amount on the number of demand notices that we had received from landlords and used information received from KB-I, the bankruptcy trust, and our own lease records which date back to when we owned the KB Toys business.

In the second fiscal quarter of 2007, we recorded a gain of $2.0 million, pretax in income (loss) from discontinued operations to reflect favorable settlements related to the KB-I Bankruptcy Lease Obligations. In the fourth fiscal quarter of 2007, we recorded approximately $8.8 million in income of the KB-I Bankruptcy Lease Obligations to reduce the amount on our consolidated balance sheet to zero as of February 2, 2008. We based this reversal on the following factors: 1) we had not received any new demand letters from landlords during 2007, 2) all prior demands against us by landlords had been settled or paid or the landlords had stopped pursuing their demands, 3) the KB-I bankruptcy occurred more than four years prior to the end of 2007 and most of the lease rejections occurred more than three years prior to the end of 2007, and 4) we believed that the likelihood of new claims against us was remote, and, if incurred, the amount would be immaterial.

On August 30, 2005, in connection with the acquisition by an affiliate of Prentice Capital Management of majority ownership of KB-I, KB-I emerged from its 2004 bankruptcy (the KB Toys business that emerged from bankruptcy is hereinafter referred to as "KB-II"). In 2007, we entered into an agreement with KB-II and various Prentice Capital entities which we believe provides a cap on our liability under the existing KB Lease Obligations and an indemnity from the Prentice Capital entities with respect to any renewals, extensions, modifications or amendments of the KB Lease Obligations which otherwise could potentially expose us to additional incremental liability beyond the date of the agreement, September 24, 2007. Under the agreement, KB-II is required to update us periodically with respect to the status of any remaining leases for which they believe we have a guarantee or indemnification obligation. In addition, we have the right to request a statement of the net asset value of Prentice Capital Offshore in order to monitor the sufficiency of the indemnity.

On December 11, 2008, KB-II filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. Based on information provided to us by KB-II, we believe that we continue to have KB Lease Obligations with respect to 29 KB Toys stores ("KB-II Bankruptcy Lease Obligations"). In the fourth fiscal quarter of 2008, we recorded a charge in the amount of $5.0 million, pretax, in income (loss) from discontinued operations to reflect the estimated amount that we expect to pay for KB-II Bankruptcy Lease Obligations. We continue to believe that additional payments by us under the KB-I Bankruptcy Lease Obligations are remote and, therefore we have not recognized any charge or liability in 2008 related to these earlier lease rejections.

In the fourth fiscal quarter of 2009, we obtained an assignment of a lease for the former KB corporate office. We believe that our ability to find a subtenant for this location is remote. We recorded a charge of $1.2 million, pretax in income (loss) from discontinued operations primarily related to our remaining liability for the former KB corporate office. At fiscal year end 2010 and 2009, we had accrued in total for the KB-II Bankruptcy Lease Obligations and the KB corporate office lease obligation $3.6 million and $4.8 million, respectively.

Note 12 — Sales of Real Estate

In September 2006, to avoid litigation under the threat of eminent domain, we sold a company-owned and operated store in California for an approximate gain of $12.8 million. As part of the sale, we entered into a lease which permitted us to occupy and operate the store through January 2009 in exchange for $1 per year rent plus the cost of taxes, insurance, and common area maintenance. Subsequently, this lease was modified to allow us to occupy this space through September 2009 under substantially the same terms. Because of the favorable lease terms, we deferred recognition of the gain until we no longer held a continuing involvement in the property. As a result, the gain on the sale was deferred until the end of the lease and the net sales proceeds of approximately $13.3 million were recorded as a long-term real estate liability included in other liabilities on our consolidated balance sheet in prior years. In the third fiscal quarter of 2009, after attempts to further extend the lease term were unsuccessful, we closed the store, ending our continuing involvement with this property, and recognized a pretax gain on sale of real estate of $13.0 million.

Note 13 — Business Segment Data

We manage our business based on one segment, broadline closeout retailing. We use the following six merchandise categories, which match our internal management and reporting of merchandise net sales results: Consumables, Furniture, Home, Seasonal, Hardlines, and Other. The Consumables category includes the food, health and beauty, plastics, paper, chemical, and pet departments. The Furniture category includes the upholstery, mattresses, ready-to-assemble, and case goods departments. Case goods consist of bedroom, dining room, and occasional furniture. The Home category includes the domestics, stationery, and home decorative departments. The Seasonal category includes the lawn & garden, Christmas, summer, and other holiday departments. The Hardlines category includes the electronics, appliances, tools, and home maintenance departments. The Other category includes the toy, jewelry, infant accessories, and apparel departments. Other also includes the results of certain large closeout deals that are typically acquired through our alternate product sourcing operations.

The following table presents net sales data by category:

(In thousands)	2010	2009	2008
Consumables	$1,452,783	$1,456,370	$1,410,383
Furniture	829,725	716,785	698,276
Home	783,860	717,744	713,103
Hardlines	699,678	677,790	646,563
Seasonal	642,220	591,321	585,025
Other	543,978	566,762	591,933
Net sales	$4,952,244	$4,726,772	$4,645,283

Note 14 — Selected Quarterly Financial Data (Unaudited)

Summarized fiscal quarterly financial data for 2010 and 2009 is as follows:

Fiscal Year 2010 *(In thousands, except per share amounts)* [(a)]	First	Second	Third	Fourth	Year
Net sales	$1,235,162	$1,142,309	$1,055,830	$1,518,943	$4,952,244
Gross margin	501,955	462,425	428,107	619,964	2,012,451
Income from continuing operations	55,998	38,779	17,745	110,025	222,547
Income (loss) from discontinued operations	(100)	98	(51)	30	(23)
Net income	55,898	38,877	17,694	110,055	222,524
Earnings per share — basic:					
Continuing operations	0.69	0.49	0.24	1.48	2.87
Discontinued operations	—	—	—	—	—
	0.69	0.49	0.23	1.48	2.87
Earnings per share — diluted:					
Continuing operations	0.68	0.48	0.23	1.46	2.83
Discontinued operations	—	—	—	—	—
	$ 0.68	$ 0.48	$ 0.23	$ 1.46	$ 2.83

Fiscal Year 2009 *(In thousands, except per share amounts)* [(a)]	First	Second	Third	Fourth	Year
Net sales	$1,141,656	$1,086,567	$1,035,269	$1,463,280	$4,726,772
Gross margin	462,180	434,383	417,991	604,752	1,919,306
Income from continuing operations	36,310	28,616	30,256	106,188	201,370
Income (loss) from discontinued operations	(79)	(173)	73	(822)	(1,001)
Net income	36,231	28,443	30,329	105,366	200,369
Earnings per share — basic:					
Continuing operations	0.45	0.35	0.37	1.30	2.47
Discontinued operations	—	—	—	(0.01)	(0.01)
	0.45	0.35	0.37	1.29	2.45
Earnings per share — diluted:					
Continuing operations	0.44	0.35	0.37	1.28	2.44
Discontinued operations	—	—	—	(0.01)	(0.01)
	$ 0.44	$ 0.34	$ 0.37	$ 1.27	$ 2.42

(a) Earnings per share calculations for each fiscal quarter are based on the applicable weighted-average shares outstanding for each period and the sum of the earnings per share for the four fiscal quarters may not necessarily be equal to the full year earnings per share amount.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for us. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Internal control systems, no matter how well designed and operated, have inherent limitations, including the possibility of the circumvention or overriding of controls. Due to these inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. As a result, projections of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of January 29, 2011. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, concluded that we maintained effective internal control over financial reporting as of January 29, 2011.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on our internal control over financial reporting. The report appears in the Financial Statements and Supplementary Data section of this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information contained under the captions "Proposal One: Election of Directors," "Governance," and "Stock Ownership" in the 2011 Proxy Statement, with respect to directors, shareholder nomination procedures, the code of ethics, the Audit Committee, our audit committee financial experts, and Section 16(a) beneficial ownership reporting compliance, is incorporated herein by reference in response to this item. The information contained in Part I under the caption "Supplemental Item. Executive Officers of the Registrant," with respect to executive officers, is incorporated herein by reference in response to this item.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the captions "Governance," "Director Compensation," and "Executive Compensation" in the 2011 Proxy Statement, with respect to corporate Compensation Committee interlocks and insider participation, director compensation, the Compensation Committee Report, and executive compensation, is incorporated herein by reference in response to this item.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table summarizes information as of January 29, 2011, relating to our equity compensation plans pursuant to which our common shares may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (#) (a)	Weighted average exercise price of outstanding options, warrants, and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders	3,578,683[(1)(2)]	24.59	3,040,345[(3)]
Equity compensation plans not approved by security holders	—	—	—
Total	3,578,683	24.59	3,040,345

(1) Includes stock options granted under the 2005 Incentive Plan, the Director Stock Option Plan and the 1996 Incentive Plan. In addition, we had 503,784 shares of unvested restricted stock outstanding under the 2005 Incentive Plan.

(2) The common shares issuable upon exercise of outstanding stock options granted under each shareholder-approved plan are as follows:

2005 Incentive Plan	3,056,423
Director Stock Option Plan	168,000
1996 Incentive Plan	354,260

(3) The common shares available for issuance under each shareholder-approved plan are as follows:

2005 Incentive Plan	3,040,345
Director Stock Option Plan	—
1996 Incentive Plan	—

The 1996 Incentive Plan terminated on December 31, 2005. The Director Stock Option Plan terminated on May 30, 2008. The number of common shares available for issuance under the 2005 Incentive Plan is adjusted annually by adding 0.75% of the total number of issued common shares (including treasury shares) as of the start of each of our fiscal years that the 2005 Incentive Plan is in effect. See note 7 to the accompanying consolidated financial statements.

The information contained under the caption "Stock Ownership" in the 2011 Proxy Statement, with respect to the security ownership of certain beneficial owners and management, is incorporated herein by reference in response to this item.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained under the caption "Governance – Determination of Director Independence" and "Governance – Related Person Transactions" in the 2011 Proxy Statement, with respect to the review of director independence and transactions with related persons, is incorporated herein by reference in response to this item.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information contained under the captions "Audit Committee Disclosure – Audit and Non-Audit Services Pre-Approval Policy" and "Audit Committee Disclosure – Fees Paid to Independent Registered Public Accounting Firm" in the 2011 Proxy Statement, with respect to the Audit Committee's pre-approval policies and procedures and the fees paid to Deloitte & Touche LLP, is incorporated herein by reference in response to this item.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Index to Consolidated Financial Statements, Financial Statement Schedules and Exhibits

(a) Documents filed as part of this report:

All other financial statements not listed in the preceding index are omitted because they are not required or are not applicable or because the information required to be set forth therein either was not material or is included in the consolidated financial statements or notes thereto.

(2) Financial Statement Schedules

All schedules are omitted because they are not required or are not applicable or because the information required to be set forth therein either was not material or is included in the consolidated financial statements or notes thereto.

(3) **Exhibits**. Exhibits marked with an asterisk (*) are filed herewith. The Exhibit marked with two asterisks (**) is furnished electronically with this Annual Report. Copies of exhibits will be furnished upon written request and payment of our reasonable expenses in furnishing the exhibits. Exhibits 10.1 through 10.35 are management contracts or compensatory plans or arrangements.

Exhibit No.	Document
2	Agreement of Merger (incorporated herein by reference to Exhibit 2 to our Form 10-Q for the quarter ended May 5, 2001).
3.1	Amended Articles of Incorporation (incorporated herein by reference to Exhibit 3(a) to our Form 10-Q for the quarter ended May 5, 2001).
3.2	Amendment to the Amended Articles of Incorporation of Big Lots, Inc. (incorporated herein by reference to Exhibit 3.1 to our Form 8-K dated May 27, 2010).
3.3	Code of Regulations (incorporated herein by reference to Exhibit 3(b) to our Form 10-Q for the quarter ended May 5, 2001).
4	Specimen Common Share Certificate (incorporated herein by reference to Exhibit 4(a) to our Form 10-K for the year ended February 2, 2002).
10.1	Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10 to our Post-Effective Amendment No. 1 to Form S-8 dated June 29, 2001).
10.2	Amendment to the Big Lots, Inc. 1996 Performance Incentive Plan, effective May 18, 2005 (incorporated herein by reference to Exhibit 10.3 to our Form 8-K dated August 17, 2005).
10.3	Amendment to the Big Lots, Inc. 1996 Performance Incentive Plan, effective March 4, 2008 (incorporated herein by reference to Exhibit 10.4 to our Form 10-Q for the quarter ended May 3, 2008).
10.4	Form of Non-Qualified Stock Option Grant Agreement under the Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated September 9, 2004).
10.5	Big Lots 2005 Long-Term Incentive Plan, as amended and restated effective May 27, 2010 (incorporated herein by reference to Exhibit 4.4 to our Form S-8 dated March 3, 2011).
10.6	Form of Big Lots 2005 Long-Term Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.4 to our Form 8-K dated February 21, 2006).
10.7	Form of Big Lots 2005 Long-Term Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.3 to our Form 8-K dated March 4, 2009).
10.8	Form of Big Lots 2005 Long-Term Incentive Plan Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.4 to our Form 8-K dated March 4, 2009).
10.9	Form of Big Lots 2005 Long-Term Incentive Plan Restricted Stock Award Agreement for CEO (incorporated herein by reference to Exhibit 10.5 to our Form 8-K dated March 3, 2010).
10.10	Form of Big Lots 2005 Long-Term Incentive Plan Restricted Stock Award Agreement for Outside Directors (incorporated herein by reference to Exhibit 10.2 to our Form 10-Q dated July 31, 2010).
10.11	Big Lots, Inc. Amended and Restated Director Stock Option Plan (incorporated herein by reference to Exhibit 10 to our Post-Effective Amendment No. 1 to Form S-8).
10.12	First Amendment to Big Lots, Inc. Amended and Restated Director Stock Option Plan, effective August 20, 2002 (incorporated herein by reference to Exhibit 10(d) to our Form 10-Q for the quarter ended August 3, 2002).
10.13	Amendment to Big Lots, Inc. Amended and Restated Director Stock Option Plan, effective March 5, 2008 (incorporated herein by reference to Exhibit 10.5 to our Form 10-Q for the quarter ended May 3, 2008).
10.14	Form of Option Award Agreement under the Big Lots, Inc. Amended and Restated Director Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated September 9, 2004).

Exhibit No.	Document
10.15	Big Lots 2006 Bonus Plan, as amended and restated effective December 5, 2008 (incorporated herein by reference to Exhibit 10.10 to our Form 10-Q for the quarter ended November 1, 2008).
10.16	Big Lots Savings Plan (incorporated herein by reference to Exhibit 10.8 to our Form 10-K for the year ended January 29, 2005).
10.17	Big Lots Supplemental Savings Plan, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated August 28, 2007).
10.18	Big Lots Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10.10 to our Form 10-K for the year ended January 29, 2005).
10.19	Big Lots Supplemental Defined Benefit Pension Plan, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated August 28, 2007).
10.20	Big Lots Executive Benefit Plan (incorporated herein by reference to Exhibit 10(m) to our Form 10-K for the year ended January 31, 2004).
10.21	First Amendment to Big Lots Executive Benefit Plan (incorporated herein by reference to Exhibit 10.11 to our Form 10-Q for the quarter ended November 1, 2008).
10.22	Amended and Restated Employment Agreement with Lisa M. Bachmann (incorporated herein by reference to Exhibit 10.5 to our Form 10-Q for the quarter ended November 1, 2008).
10.23	Employment Agreement with Robert C. Claxton (incorporated herein by reference to Exhibit 10.6 to our Form 10-Q for the quarter ended November 1, 2008).
10.24	Amended and Restated Employment Agreement with Joe R. Cooper (incorporated herein by reference to Exhibit 10.2 to our Form 10-Q for the quarter ended November 1, 2008).
10.25	Amended and Restated Employment Agreement with Steven S. Fishman (incorporated herein by reference to Exhibit 10.1 to our Form 10-Q for the quarter ended November 1, 2008).
10.26	Amended and Restated Employment Agreement with Charles W. Haubiel II (incorporated herein by reference to Exhibit 10.7 to our Form 10-Q for the quarter ended November 1, 2008).
10.27	Amended and Restated Employment Agreement with John C. Martin (incorporated herein by reference to Exhibit 10.4 to our Form 10-Q for the quarter ended November 1, 2008).
10.28	Amended and Restated Employment Agreement with Norman J. Rankin (incorporated herein by reference to Exhibit 10.8 to our Form 10-Q for the quarter ended November 1, 2008).
10.29	Amended and Restated Employment Agreement with Robert S. Segal (incorporated herein by reference to Exhibit 10.9 to our Form 10-Q for the quarter ended November 1, 2008).
10.30	Amended and Restated Employment Agreement with Brad A. Waite (incorporated herein by reference to Exhibit 10.3 to our Form 10-Q for the quarter ended November 1, 2008).
10.31	Retention Agreement with Steven S. Fishman (incorporated herein by reference to Exhibit 10.1 to our Form 8- K dated March 3, 2010).
10.32	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.12 to our Form 10-Q for the quarter ended November 1, 2008).
10.33	Form of Executive Severance Agreement (incorporated herein by reference to Exhibit 10.13 to our Form 10-Q for the quarter ended November 1, 2008).
10.34	Form of Senior Executive Severance Agreement (incorporated herein by reference to Exhibit 10.14 to our Form 10-Q for the quarter ended November 1, 2008).
10.35	Credit Agreement among Big Lots Stores, Inc., as borrower, the Guarantors named therein, and the Banks named therein (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated April 30, 2009).

Exhibit No.	Document
10.36	Security Agreement between Big Lots Stores, Inc. and Big Lots Capital, Inc. (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated October 29, 2004).
10.37	Stock Purchase Agreement between KB Acquisition Corporation and Consolidated Stores Corporation (incorporated herein by reference to Exhibit 2(a) to our Form 10-Q for the quarter ended October 28, 2000).
10.38	Big Lots, Inc. Non-Employee Director Compensation Package and Share Ownership Requirements (incorporated by reference to Exhibit 10.1 to our Form 10-Q for the quarter ended July 31, 2010).
21*	Subsidiaries.
23*	Consent of Deloitte & Touche LLP.
24*	Power of Attorney for Jeffrey P. Berger, Peter J. Hayes, David T. Kollat, Brenda J. Lauderback, Philip E. Mallott, Russell Solt, James R. Tener, and Dennis B. Tishkoff.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101**	XBRL Instance Document.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 30th day of March 2011.

BIG LOTS, INC.

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 30th day of March 2011.

/s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)

/s/ Joe R. Cooper
Joe R. Cooper
Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Jeffrey P. Berger*
Jeffrey P. Berger
Director

/s/ Philip E. Mallott*
Philip E. Mallott
Director

/s/ Peter J. Hayes*
Peter J. Hayes
Director

/s/ Russell Solt*
Russell Solt
Director

/s/ David T. Kollat*
David T. Kollat
Director

/s/ James R. Tener*
James R. Tener
Director

/s/ Brenda J. Lauderback*
Brenda J. Lauderback
Director

/s/ Dennis B. Tishkoff*
Dennis B. Tishkoff
Director

* The above named Directors of the Registrant execute this report by Charles W. Haubiel II, their attorney-in-fact, pursuant to the power of attorney executed by the above-named Directors all in the capacities indicated and on the 30th day of March 2011, and filed herewith.

By: /s/ Charles W. Haubiel II
Charles W. Haubiel II
Attorney-in-Fact

EXHIBIT 21

SUBSIDIARIES

Name	Jurisdiction
Big Lots Capital, Inc.	OH
Big Lots F&S, Inc.	OH
Big Lots Online LLC	OH
Big Lots Stores, Inc.	OH
BLSI Property, LLC	DE
Capital Retail Systems, Inc.	OH
Closeout Distribution, Inc.	PA
Consolidated Property Holdings, Inc.	NV
CSC Distribution, Inc.	AL
C.S. Ross Company	OH
Durant DC, LLC	DE
Great Basin LLC	DE
Industrial Products of New England, Inc.	ME
Mac Frugal's Bargains · Close-outs Inc.	DE
Midwestern Home Products, Inc.	DE
PNS Stores, Inc.	CA
Sahara LLC	DE
Sonoran LLC	DE
Tool and Supply Company of New England, Inc.	DE
West Coast Liquidators, Inc.	CA
Barn Acquisition Corporation	DE
Fashion Barn, Inc.	NY
Fashion Barn of Oklahoma, Inc.	OK
Fashion Bonanza, Inc.	NY
Midwestern Home Products Company, Ltd.	OH
Rogers Fashion Industries, Inc.	NY
SS Investments Corporation	DE

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following documents of our reports dated March 30, 2011, relating to the consolidated financial statements of Big Lots, Inc. and subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended January 29, 2011.

1) Post-Effective Amendment No. 1 to Registration Statement No. 33-42502 on Form S-8 pertaining to Big Lots, Inc. Director Stock Option Plan;

2) Post-Effective Amendment No. 1 to Registration Statement No. 33-42692 on Form S-8 pertaining to Big Lots, Inc. Supplemental Savings Plan;

3) Post-Effective Amendment No. 2 to Registration Statement No. 33-19309 on Form S-8 pertaining to Big Lots, Inc. Savings Plan;

4) Post-Effective Amendment No. 1 to Registration Statement No. 333-32063 on Form S-8 pertaining to Big Lots, Inc. 1996 Performance Incentive Plan;

5) Registration Statement No. 333-140181 on Form S-8 pertaining to the Big Lots 2005 Long-Term Incentive Plan;

6) Registration Statement No. 333-152481 on Form S-8 pertaining to the Big Lots 2005 Long-Term Incentive Plan; and

7) Registration Statement No. 333-172592 on Form S-8 pertaining to the Big Lots 2005 Long-Term Incentive Plan.

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio
March 30, 2011

EXHIBIT 24

POWER OF ATTORNEY

Each director of Big Lots, Inc. (the "Company") whose signature appears below hereby appoints Charles W. Haubiel II as the undersigned's attorney to sign, in the undersigned's name and behalf of each such director and in any and all capacities stated below, and to cause to be filed with the Securities and Exchange Commission (the "Commission"), the Company's Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended January 29, 2011, and likewise to sign and file with the Commission any and all amendments thereto, including any and all exhibits and other documents required to be included therewith, and the Company hereby also appoints Steven S. Fishman as its attorney-in-fact with like authority to sign and file the Form 10-K and any amendments thereto granting to such attorneys-in-fact full power of substitution and revocation, and hereby ratifying all that any such attorneys-in-fact or their substitutes may do by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this instrument to be effective as of March 30, 2011.

Signature	Title
/s/ Jeffrey P. Berger Jeffrey P. Berger	Director
/s/ Peter J. Hayes Peter J. Hayes	Director
/s/ David T. Kollat David T. Kollat	Director
/s/ Brenda J. Lauderback Brenda J. Lauderback	Director
/s/ Philip E. Mallott Philip E. Mallott	Director
/s/ Russell Solt Russell Solt	Director
/s/ James R. Tener James R. Tener	Director
/s/ Dennis B. Tishkoff Dennis B. Tishkoff	Director

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven S. Fishman, certify that:

1. I have reviewed this annual report on Form 10-K of Big Lots, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 30, 2011

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joe R. Cooper, certify that:

1. I have reviewed this annual report on Form 10-K of Big Lots, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 30, 2011

By: /s/ Joe R. Cooper
Joe R. Cooper
Executive Vice President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is provided pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the annual report on Form 10-K (the "Report") for the year ended January 29, 2011, of Big Lots, Inc. (the "Company"). I, Steven S. Fishman, Chairman of the Board, Chief Executive Officer and President of the Company, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 30, 2011

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is provided pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the annual report on Form 10-K (the "Report") for the year ended January 29, 2011, of Big Lots, Inc. (the "Company"). I, Joe R. Cooper, Executive Vice President and Chief Financial Officer of the Company, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 30, 2011

By: /s/ Joe R. Cooper
Joe R. Cooper
Executive Vice President and
Chief Financial Officer


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Notice of Annual Meeting

The Annual Meeting of Shareholders will be held at 9:00 a.m. EDT on Thursday, May 26, 2011, at our corporate office, 300 Phillipi Road, Columbus, Ohio. Whether or not you plan to attend, you are encouraged to vote as soon as possible. In accordance with the accompanying proxy statement, shareholders who attend the meeting may withdraw their proxies and vote in person if they so desire.

Transfer Agent & Registrar

Computershare Investor Services
250 Royall Street
Canton, Massachusetts 02021
(800) 622-6757 (in the U.S., Canada & Puerto Rico)
(781) 575-4735 (outside the U.S., Canada & Puerto Rico)
www.computershare.com/investor or
web.queries@computershare.com

Investment Inquiries

Investor Relations Department
300 Phillipi Road
Columbus, Ohio 43228-5311
(614) 278-6622
Investor_Relations@biglots.com

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
220 E. Monument Avenue, Suite 500
Dayton, Ohio 45402

NYSE Trading Symbol

BIG
LISTED
NYSE

Telephone

(614) 278-6800

Web Site

www.biglots.com

E-Mail

talk2us@biglots.com

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BIG
LOTS!

300 Phillipi Road
Columbus, Ohio 43228